EXECUTION VERSION

PAN AMERICAN SILVER CORP.

AND

TAHOE RESOURCES INC.

AND

0799714 B.C. LTD.

ARRANGEMENT AGREEMENT

DATED NOVEMBER 14, 2018

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated November 14, 2018,

A M O N G :

PAN AMERICAN SILVER CORP., a company existing pursuant to the laws of the Province of British Columbia (“Pan American”)

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TAHOE RESOURCES INC., a company existing pursuant to the laws of the Province of British Columbia (“Tahoe”)

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0799714 B.C. LTD., a company existing pursuant to the laws of the Province of British Columbia and a wholly owned subsidiary of Pan American (“Subco”)

WHEREAS Pan American and Tahoe wish to enter into a transaction providing for the acquisition by Pan American of all of the Tahoe Shares;

AND WHEREAS Pan American and Tahoe intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the BCBCA;

AND WHEREAS immediately prior, and as a condition precedent in favour of Pan American, to the execution and delivery of this Agreement, Pan American has entered into the Tahoe Voting Agreements with all of the directors and senior officers of Tahoe;

AND WHEREAS immediately prior, and as a condition precedent in favour of Tahoe, to the execution and delivery of this Agreement, Tahoe has entered into the Pan American Voting Agreements with all of the directors and senior officers of Pan American;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person (other than Pan American or any of its affiliates) after the date of this Agreement (including, for greater certainty, amendments or variations after the date of this Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of this Agreement), relating to:

(a)	any joint venture, earn-in right, royalty grant, lease, license, acquisition, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i)

the assets of Tahoe or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Tahoe and its subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of Tahoe; or

(ii)

20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Tahoe or any of its subsidiaries; or

(b)

any take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Tahoe or any of its subsidiaries;

(c)

a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification or other similar transaction involving Tahoe or any of its subsidiaries; or

(d)

any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which could reasonably be expected to materially reduce the benefits to Pan American under this Agreement or the Arrangement;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement;

“affiliate” means an “affiliated entity” within the meaning of MI 61-101;

“Agreement” means this Arrangement Agreement, including (unless the context requires otherwise) the Schedules hereto, together with the Pan American Disclosure Letter and the Tahoe Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Alternative Transaction” means, other than the transactions contemplated by this Agreement, any written offer, proposal, expression of interest or inquiry from any person (other than Tahoe or any of its affiliates) after the date of this Agreement (including, for greater certainty, amendments or variations after the date of this Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of this Agreement), relating to any transaction between Pan American and a party with whom Pan American deals at arm’s length, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement, or which could reasonably be expected to materially reduce the benefits to Tahoe under this Agreement or the Arrangement;

“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, Tahoe, Tahoe Securityholders, and Pan American on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American and Tahoe, each acting reasonably;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCSC” means the British Columbia Securities Commission;

“Bell Creek Project” means Tahoe’s underground gold mine and processing facility located in Hoyle Township, Porcupine Mining Division, approximately 20 kilometers northeast of Timmins, Ontario;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia or Toronto, Ontario, are not open for business during normal banking hours;

“Canadian Competition Approval” means either:

(a)	the issuance of an Advance Ruling Certificate; or

(b)

the applicable waiting period under section 123 of the Competition Act has expired, been terminated by the Commissioner or waived and a No Action Letter has been issued in accordance with subsection 123(2) of the Competition Act;

in each case on terms and conditions satisfactory to Pan American, acting reasonably;

“Code” means the U.S. Internal Revenue Code of 1986 as the same has been and hereinafter from time to time may be amended, including all rules and regulations promulgated thereunder;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada), and includes the regulations made thereunder;

             “Confidentiality Agreement” means the confidentiality agreement between the Parties dated May 25, 2018, as amended from time to time;

“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a person who is a Tahoe Securityholder other than Pan American;

“Contemplated Reorganization Transaction” has the meaning ascribed thereto in Section 5.7(a)(i);

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Tahoe or Pan American, respectively, or any of their respective subsidiaries is a party or by which Tahoe or Pan American, respectively, or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Corruption Acts” has the meaning ascribed thereto in Section 3.1(rr);

“Court” means the Supreme Court of British Columbia;

“Cultural Heritage Laws” means all applicable Laws relating to the protection, reconnaissance and preservation of archaeological, historical or cultural evidences, remains, sites, features or artifacts;

“CVR” means a contingent value right of Pan American, each entitling the holder thereof to 0.0497 of a Pan American Share on the terms and conditions governed by the Rights Indenture and issued to Tahoe Shareholders in accordance with the terms of the Plan of Arrangement;

“Data Room Information” means all information, books, maps, records, reports, files, data, models, papers or other records or documents relating to Tahoe or Pan American and their respective subsidiaries or their respective businesses, contained in the internet-based data room made available to the other Party as in effect at 11:59 p.m. (Vancouver time) on November 13, 2018, which are the Pan American data room, hosted by Pan American at the weblink: [data room weblink redacted] and the Tahoe data room, hosted by Tahoe at the weblink: [data room weblink redacted];

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” means a registered Tahoe Shareholder that validly exercises Dissent Rights in respect of all Tahoe Shares held;

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC;

“Effective Date” means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as Tahoe and Pan American may agree upon in writing;

“Eligible Holder” means a beneficial owner of Tahoe Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person), or (c) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Tahoe Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and whose Tahoe Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Environmental Laws” means all applicable federal, provincial, state, regional, municipal, local or other Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any Hazardous Substance or any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all Permits under any Environmental Laws;

“Escobal Project” means Tahoe’s underground silver-gold-lead-zinc mine located in southeast Guatemala, approximately 40 kilometers east-southeast of Guatemala City, in the Department of Santa Rosa;

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to Tahoe, Pan American and Subco, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of Tahoe, Pan American and Subco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Tahoe, Pan American and Subco, each acting reasonably) on appeal;

“First Nations” means any first nations, indigenous or aboriginal persons, tribe or Indian band of Canada, including Métis communities;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX, Nasdaq and NYSE, but excludes the Commissioner;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to any Environmental Law;

“IFRS” means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standards Board or any successor thereto, as such principles may be amended, varied or replaced from time to time and as accepted and adopted by the applicable Party, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein;

“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;

“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act with respect to the Pan American Shares, the CVRs and the Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to Tahoe and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the Tahoe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Tahoe, Pan American and Subco, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada);

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in those jurisdictions where either Party conducts material operations or into which either Party sell a material amount of silver, gold, dore, concentrate or other metal bearing ore, including those set out in Schedule D hereto, but which for greater certainty excludes the Canadian Competition Approval;

“La Arena Project” means Tahoe’s open pit, heap leach gold mine located in northern Peru approximately 480 kilometers north-northwest of Lima, in the Department of La Libertad;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSX, Nasdaq and the NYSE), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities;

“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Mailing Deadline” means thirty (30) days after the date of this Agreement or such other date as may be agreed between the Parties;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Minerals” means all ores, and ores and concentrates derived therefrom, of precious, base and industrial minerals, including diamonds, which may be lawfully explored for, mined and sold;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(ss);

“Nasdaq” means the Nasdaq Global Select Market;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“NYSE” means the New York Stock Exchange;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means February 28, 2019, or such later date as may be agreed to in writing by the Parties;

“Pan American Authorized Capital Resolution” means the special resolution of Pan American Shareholders approving the increase of Pan American’s authorized share capital, in the form of Schedule C to this Agreement, by an affirmative vote of at least 66⅔% of the votes cast by Pan American Shareholders present in person or represented by proxy at the Pan American Meeting, with each Pan American Share entitling the Pan American Shareholder to one vote;

“Pan American Board” means the board of directors of Pan American as the same is constituted from time to time;

“Pan American Board Recommendation” has the meaning ascribed thereto in Section 4.1(a);

“Pan American Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(d)(i);

“Pan American Circular” means the notice of the Pan American Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Pan American Shareholders in connection with the Pan American Meeting, as amended, supplemented or otherwise modified from time to time;

“Pan American Concessions” means those mining, mineral or exploration concession, claim, lease, license, Permit or other right to explore for, exploit, develop, mine or produce Minerals from the Pan American Mines or any interest therein which Pan American, any of its subsidiaries, owns or has a right or option to acquire or use;

“Pan American Disclosure Letter” means the disclosure letter executed by Pan American and delivered to Tahoe concurrently with the execution of this Agreement;

“Pan American Fairness Opinions” has the meaning ascribed thereto in Section 4.1(b);

“Pan American Financial Advisors” means CIBC World Markets Inc. and TD Securities Inc., financial advisors to the Pan American Board and the special committee thereof;

“Pan American Financial Statements” has the meaning ascribed thereto in Section 4.1(m);

“Pan American Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements with respect to the Pan American Mines (but excluding the Pan American Concessions and Pan American’s and its subsidiaries’ office leases) which Pan American or any of its subsidiaries has a right in or interest in or has an option or other right to acquire or use;

“Pan American Locked-up Shareholders” means those Pan American Securityholders, listed in Schedule F hereto, who have entered into Pan American Voting Agreements with Tahoe pursuant to which they have agreed, among other things and subject to the terms of such Pan American Voting Agreement, to vote their Pan American Securities in favour of the Pan American Resolutions;

“Pan American Long Term Incentive Plan” means the Pan American Stock Option and Compensation Share Plan initially approved by the Pan American Shareholders at their annual general meeting held on May 11, 2015, included in the Data Room Information;

“Pan American Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Pan American and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)	any changes in general political, economic, financial or capital market conditions in Canada, the United States or globally;

(c)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity;

(d)	any generally applicable changes in IFRS;

(e)	any natural disaster, war, armed hostilities, or act of terrorism;

(f)	conditions generally affecting the mining industry;

(g)	any change in currency exchange, interest or inflation rates;

(h)	any change in precious or base metals prices; or

(i)

any decrease in the market price or any decline in the trading volume of Pan American Shares on the TSX or Nasdaq (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Pan American Material Adverse Effect has occurred);

provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c),(d), (e), (f) and (g) of this definition shall constitute a Pan American Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, Permits, capital, liabilities, operations, results of operations or condition (financial or otherwise) of Pan American and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Pan American Material Adverse Effect” has occurred;

“Pan American Material Contract” means any Contract of Pan American or any of its subsidiaries: (i) involving current and future aggregate actual or contingent obligations to pay (including advances) to or by Pan American or any of its subsidiaries of more than US$15,000,000 in any one year or US$25,000,000 during the entire term (including, if applicable, any renewals thereof); (ii) relating to current or future indebtedness for borrowed money of US$25,000,000 or more, other than accounts receivable and payable, excluding such Contracts entered into among Pan American and its subsidiaries; or (iii) the termination of which would reasonably be expected to have a Pan American Material Adverse Effect;

“Pan American Material Subsidiary” has the meaning ascribed thereto in Schedule 4.1(i) of the Pan American Disclosure Letter;

“Pan American Meeting” means the special meeting of Pan American Shareholders, including any adjournment or postponement thereof, to be called and held to consider the Pan American Resolutions;

“Pan American Mines” means those six mines operated by Pan American as set forth in Schedule 1.1 of the Pan American Disclosure Letter;

“Pan American Option” means an option to acquire Pan American Shares granted pursuant to the Pan American Long Term Incentive Plan;

“Pan American Public Disclosure Record” means all documents and information filed by Pan American under applicable Securities Laws since January 1, 2016 and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR) website;

“Pan American Representatives” has the meaning ascribed thereto in Section 7.7.1;

“Pan American Resolutions” means, collectively, the Pan American Authorized Capital Resolution and the Pan American Share Issuance Resolution;

“Pan American RSU” means a notional share unit that entitles the holder to either cash or Pan American Shares at the discretion of the Pan American Board and vests over a two year period;

“Pan American Share” mean a common share in the authorized share structure of Pan American;

“Pan American Share Issuance Resolution” means the ordinary resolutions of Pan American Shareholders approving the issuance of Pan American Shares and the Replacement Options under the terms of the Arrangement and the CVRs, in the form of Schedule C to this Agreement by an affirmative vote of at least the majority of the votes cast by Pan American Shareholders present in person or represented by proxy at the Pan American Meeting, with each Pan American Share entitling the Pan American Shareholder to one vote;

“Pan American Shareholder” means a holder of one or more Pan American Shares;

“Pan American Termination Fee Event” has the meaning ascribed thereto in Section 7.4.6;

“Pan American Voting Agreements” mean the voting agreements (including all amendments thereto) between Tahoe and the Pan American Locked-up Shareholders;

“Parties” means Pan American and Tahoe, and “Party” means, except as set forth in Section 8.4, any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity;

“person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order with the consent of Tahoe and Pan American, each acting reasonably;

“Proceeding” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Entity, or any claims, actions, suits, arbitrations, charges, indictments, hearings or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever;

“Records and Data” means all books, contracts, documents, technical information and data (in paper or electronic form), maps, surveys, drilling samples and assays in the possession or control of Tahoe relating to Tahoe, its subsidiaries or the Tahoe Concessions;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of a Hazardous Substance in the indoor or outdoor environment, including the movement of a Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Replacement Option” means an option or right to purchase Pan American Shares granted by Pan American in replacement of Tahoe Options pursuant to the Plan of Arrangement;

“Response Period” has the meaning ascribed thereto in Section 7.3.1(b);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared by Law in connection with any Taxes;

“Review Period” has the meaning ascribed thereto in Section 7.3.2;

“Rights Indenture” means the rights indenture to be entered into between Pan American, Minera San Rafael SA and Computershare Trust Company of Canada, as rights agent, setting out the terms and conditions of the CVRs to be issued in accordance with the terms of the Plan of Arrangement, in substantially the form set out in Schedule G attached hereto;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.3;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

“Securities Laws” means the Securities Act, the securities legislation of each other province of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, the U.S. Exchange Act, the U.S. Securities Act and all other state and federal securities laws, rules, regulations and policies published thereunder, in each case as now in effect and as they may be promulgated or amended from time to time;

“Shahuindo Project” means Tahoe’s open pit, heap leach gold mine located in northern Peru, 500 kilometers north-northwest of Lima and 30 kilometers north of Tahoe’s La Arena property, in the Department of Cajamarca;

“subsidiary” means a “subsidiary entity” within the meaning of MI 61-101 and includes each of the material subsidiaries;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person or persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with Tahoe, that is made after the date of this Agreement (and is not obtained in violation of this Agreement or any agreement between the person making such Acquisition Proposal and Tahoe) to acquire all of the outstanding Tahoe Shares (other than Tahoe Shares beneficially owned by the person or persons making such Acquisition Proposal) or all or substantially all of the assets of Tahoe and its subsidiaries on a consolidated basis, and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; (ii) that, if it relates to the acquisition of Tahoe Shares, is made to all Tahoe Shareholders on the same terms and conditions; (iii) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Tahoe Board, acting in good faith (after receiving the advice of its outside legal advisors and the Tahoe Financial Advisor), that adequate arrangements have been made in respect of any required funds to complete such Acquisition Proposal; (iv) that is not subject to any due diligence or access condition; (v) that complies with Securities Laws; (vi) in respect of which the Tahoe Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors and the Tahoe Financial Advisor, that (A) failure to recommend such Acquisition Proposal to the Tahoe Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (B) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Tahoe Shareholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account any amendment to the terms of this Agreement and the Plan of Arrangement proposed by Pan American pursuant to Section 7.3;

“Tahoe Benefit Plans” has the meaning ascribed thereto in Section 3.1(dd)(i);

“Tahoe Board” means the board of directors of Tahoe as the same is constituted from time to time;

“Tahoe Board Recommendation” has the meaning ascribed thereto in Section 3.1(a);

“Tahoe Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);

“Tahoe Circular” means the notice of the Tahoe Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Tahoe Securityholders in connection with the Tahoe Meeting, as amended, supplemented or otherwise modified from time to time;

“Tahoe Concessions” means any mining, mineral or exploration concession, claim, lease, license, Permit or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which Tahoe, any of the Tahoe Material Subsidiaries, or any of their subsidiaries owns or has a right or option to acquire or use, including for greater certainty the Escobal Project, La Arena Project, Shahuindo Project, Bell Creek Project and Timmins West Project;

“Tahoe Credit Agreement” means the second amended and restated credit agreement dated as of February 16, 2018 among Tahoe as borrower, the lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, joint bookrunner, co-lead arranger and issuing bank, and HSBC Securities (USA) Inc., as co-lead arranger and joint bookrunner, as may be further amended, restated, supplemented, modified, replaced or renewed from time to time.

“Tahoe Disclosure Letter” means the disclosure letter executed by Tahoe and delivered to Pan American concurrently with the execution of this Agreement;

“Tahoe DSA” means a right to receive a Tahoe Share that will be issued to a participant upon the passage of time, continued employment by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion;

“Tahoe Fairness Opinions” has the meaning ascribed thereto in Section 3.1(b);

“Tahoe Financial Advisors” means Trinity Advisors Corporation and BMO Nesbitt Burns Inc., financial advisors to the Tahoe Board and the special committee thereof;

“Tahoe Financial Statements” has the meaning ascribed thereto in Section 3.1(m);

“Tahoe Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements (but excluding the Tahoe Concessions and the Tahoe Office Leases) which Tahoe or any of its subsidiaries have a right in or interest in or has an option or other right to acquire or use;

“Tahoe Locked-up Shareholders” means those Tahoe Securityholders, listed in Schedule E hereto, who have entered into Tahoe Voting Agreements with Pan American pursuant to which they have agreed, among other things and subject to the terms of such Tahoe Voting Agreement, to vote their Tahoe Securities in favour of the Tahoe Resolution;

“Tahoe Long Term Incentive Plan” means the Tahoe Amended and Restated Share Option and Incentive Share Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018, included in the Data Room Information;

“Tahoe Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Tahoe and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)	any changes in general political, economic, financial or capital markets conditions in Canada, the United States or globally;

(c)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity;

(d)	any generally applicable changes in IFRS;

(e)	any natural disaster, armed hostilities, war or act of terrorism;

(f)	conditions generally affecting the mining industry;

(g)	any change in currency exchange, interest or inflation rates;

(h)	any change in precious or base metals prices;

(i)

any matters related to the ILO 169 consultation process ordered pursuant to the Guatemalan Constitutional Court’s October 8, 2018 final order and any supplemental judicial orders or directions relating to such order or any non-governmental legal challenges related to such order; or

(j)

any decrease in the market price or any decline in the trading volume of Tahoe Shares on the TSX or the NYSE (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Tahoe Material Adverse Effect has occurred);

provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f) and (g) of this definition shall constitute a Tahoe Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Tahoe and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Tahoe Material Adverse Effect” has occurred;

“Tahoe Material Contract” means any Contract of Tahoe or any of its subsidiaries (i) the Tahoe Office Leases; (ii) involving current and future aggregate actual or contingent obligations to pay (including advances) to or by Tahoe or any of its subsidiaries of more than US$2,500,000 in any one year or US$5,000,000 during the entire term (including, if applicable, any renewals thereof); (iii) relating to current or future indebtedness for borrowed money of US$5,000,000 or more, other than accounts receivable and payable, or pursuant to which any property or asset of Tahoe or any of its subsidiaries is subject to a Lien; (iv) relating to litigation or settlement thereof which gives rise to or could give rise to any actual or contingent obligations or entitlements of Tahoe or any of its subsidiaries which have not been fully satisfied prior to the date of this Agreement, other than obligations or entitlements, individually or together, of not more than US$5,000,000; (v) with any Governmental Entity; (vi) which limits or purports to limit the ability of Tahoe or any of its subsidiaries to engage in any line of business, compete with any person or in any geographic area or during any period of time; (vii) which relates to any pending lease, acquisition or disposition, directly or indirectly, of property, including Tahoe Concessions or Tahoe Lands; (viii) providing for any indemnification or any guarantee by Tahoe or any of its subsidiaries in excess of US$5,000,000 or which is not expressly capped or limited; (ix) in respect of any joint venture, partnership, strategic alliance or similar arrangement or any shareholders’ agreement; (x) involving a sharing of profits, losses, costs or liabilities by Tahoe or any of its subsidiaries with any third party that would result in one or more third parties being entitled to more than US$5,000,000 in the aggregate; (xi) the termination of which would reasonably be expected to have a Tahoe Material Adverse Effect; or (xii) for a royalty, metals, streaming, long term offtake or similar economic arrangement in respect of any Tahoe Concession; (xiii) any standstill or similar Contract currently restricting the ability of Tahoe or any of its subsidiaries to offer to purchase or purchase the assets or equity securities of another person; (xiv) with a term or commitment to or by a Tahoe or any of its subsidiaries that may reasonably extend beyond one year and which cannot be terminated without cost or penalty in excess of US$5,000,000 on less than sixty (60) days’ notice or which is outside the ordinary course of business;

“Tahoe Material Subsidiaries” means:

(a)	Escobal Resources Holdings Limited;

(b)	Minera San Rafael SA;

(c)	Lake Shore Gold Corp.;

(d)	Tahoe Resources ULC;

(e)	Mexican Silver Mines (Guernsey) Limited;

(f)	La Arena SA; and

(g)	Shahuindo SAC;

“Tahoe Meeting” means the special meeting of Tahoe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Tahoe Resolution;

“Tahoe Office Leases” means the office leases listed in Schedule 3.1(u) of the Tahoe Disclosure Letter;

“Tahoe Option” means a right and option to purchase one or more Tahoe Shares granted pursuant to the Tahoe Long Term Incentive Plan or otherwise enforceable against Tahoe;

“Tahoe Optionholder” means a holder of one or more Tahoe Options;

“Tahoe Projects” means the Escobal Project, La Arena Project, Shahuindo Project, Timmins West Project and the Bell Creek Project;

“Tahoe PSA” means a unit credited by means of an entry on the books of Tahoe to a participant, representing the right to receive such a number of Tahoe Shares from treasury as determined in accordance with the Tahoe PSA Plan;

“Tahoe PSA Plan” means Tahoe’s Performance Share Award Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018, included in the Data Room Information;

“Tahoe Public Disclosure Record” means all documents and information filed by Tahoe under applicable Securities Laws since January 1, 2016 and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR) web-site;

“Tahoe Representatives” has the meaning ascribed thereto in Section 7.2.1;

“Tahoe Resolution” means the special resolution of Tahoe Shareholders approving the Plan of Arrangement, in the form of Schedule B to this Agreement, by an affirmative vote of at least the following majorities (by tabulating the vote in each of the following manners): (i) 66?% of the votes cast on the Tahoe Resolution by Tahoe Shareholders present in person or represented by proxy at the Tahoe Meeting, with each Tahoe Share entitling a Tahoe Shareholder to one vote; and (ii) a simple majority of the votes cast on the Tahoe Resolution by Tahoe Shareholders present in person or represented by proxy at the Tahoe Meeting (excluding Tahoe Shares held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101), which is to be considered at the Tahoe Meeting and is to be substantially in the form and content of Schedule B to the Arrangement Agreement;

“Tahoe RSA” means a Tahoe Share subject to a restricted share award that is issued but which will only be delivered to the participant upon the passage of time, continued employment of the participant by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion;

“Tahoe SAR” means a Tahoe Share payment award which is settled in cash based on predetermined performance criteria determined by the Tahoe Board;

“Tahoe Security” means a Tahoe Share, Tahoe Option, Tahoe DSA, Tahoe RSA, Tahoe PSA or Tahoe SAR;

“Tahoe Securityholder” means a holder of one or more Tahoe Securities;

“Tahoe Share” means a common share in the authorized share structure of Tahoe;

“Tahoe Shareholder” means a holder of one or more Tahoe Shares;

“Tahoe Termination Fee Event” has the meaning ascribed thereto in Section 7.4.4;

“Tahoe Voting Agreements” mean the voting agreements (including all amendments thereto) between Pan American and the Tahoe Locked-up Shareholders;

“Tax Act” means the Income Tax Act (Canada);

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

“Taxes” means (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise;

“Termination Fee” has the meaning ascribed thereto in Section 7.4.3;

“Timmins West Project” means Tahoe’s underground gold mine comprised of the Timmins deposit, the Thunder Creek deposit and the 144 Gap deposit (as described on Tahoe’s website), located approximately 19 kilometers west of Timmins, Ontario;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder; and

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Treasury Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “US$” refers to US dollars and “C$” refers to Canadian dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8	Knowledge

In this Agreement, (a) references to “the knowledge of Tahoe” mean the knowledge of Kevin McArthur (Executive Chair of Tahoe), James Voorhees (President, Chief Executive Officer and Director of Tahoe), Elizabeth McGregor (Executive Vice President and Chief Financial Officer of Tahoe) and Edie Hofmeister (Executive Vice President Corporate Affairs and General Counsel of Tahoe), after due enquiry within Tahoe and the Tahoe Material Subsidiaries, and (b) references to “the knowledge of Pan American” means the knowledge of Michael Steinmann (President and Chief Executive Officer of Pan American), Robert Doyle (Chief Financial Officer of Pan American), Steve Busby (Chief Operating Officer of Pan American), Christopher Lemon (General Counsel of Pan American) and Ross Beaty (Director and Chairman), after due enquiry within Pan American and the Pan American Material Subsidiaries.

1.9	Disclosure Letters

The Tahoe Disclosure Letter and the Pan American Disclosure Letter and all information contained in the Tahoe Disclosure Letter and the Pan American Disclosure Letter is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes; or (ii) a Party needs to disclose it in order to enforce its rights under this Agreement.

1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Tahoe Resolution
Schedule C	-	Pan American Resolutions
Schedule D	-	Key Regulatory Approvals
Schedule E	-	Tahoe Locked-Up Shareholders
Schedule F	-	Pan American Locked-Up Shareholders
Schedule G	-	Right Indenture

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

Tahoe and Pan American agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

Tahoe shall, as soon as reasonably practicable and in any event in sufficient time to hold the Tahoe Meeting in accordance with Section 2.4, apply in a manner acceptable to Pan American, acting reasonably, pursuant to subsection 291(2) of the BCBCA and, in cooperation with Pan American, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Tahoe Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Tahoe Meeting (which date shall be fixed and filed by Tahoe in consultation with Pan American, acting reasonably);

(c)

that the requisite approval for the Tahoe Resolution shall be (i) 66?% of the votes cast on the Tahoe Resolution by Tahoe Shareholders present in person or represented by proxy at the Tahoe Meeting, with each Tahoe Share entitling a Tahoe Shareholder to one vote; and (ii) a simple majority of the votes cast on the Tahoe Resolution by Tahoe Shareholders present in person or represented by proxy at the Tahoe Meeting (excluding Tahoe Securities held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101);

(d)	that, in all other respects, the terms, restrictions and conditions of Tahoe’s constating documents, including quorum requirements and all other matters, shall apply in respect of the Tahoe Meeting;

(e)	for the grant of Dissent Rights to the Tahoe Shareholders who are registered holders of Tahoe Shares;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Tahoe Meeting may be adjourned or postponed from time to time by Tahoe without the need for additional approval of the Court;

(h)	that the record date for Tahoe Securityholders entitled to receive notice of and vote at the Tahoe Meeting will not change in respect of any adjourned Tahoe Meeting;

(i)	for the notice requirement with respect to the application to the Court for the Final Order;

(j)

that each Tahoe Securityholder entitled to Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and are in accordance with the procedures set out in the Interim Order;

(k)

that it is the Parties’ intention to rely on the Section 3(a)(10) Exemption with respect to the issuance of Pan American Shares, Replacement Options and CVRs to Tahoe Shareholders and Tahoe Optionholders, as the case may be, pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Tahoe Shareholders and Tahoe Optionholders, as the case may be, and based on the Court’s approval of the Arrangement; and

(l)	for such other matters as Pan American may reasonably require subject to obtaining the prior written consent of Tahoe, such consent not to be unreasonably withheld or delayed.

2.3	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that (i) all Pan American Shares and CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares and (ii) Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options, pursuant to the Plan of Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)

the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Tahoe Shareholders and Tahoe Optionholders;

(d)

Tahoe will ensure that each Tahoe Shareholder and Tahoe Optionholder will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

the Tahoe Shareholders and Tahoe Optionholders will be advised that the Pan American Shares, the Replacement Options and the CVRs issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Pan American in reliance on the Section 3(a)(10) Exemption;

(f)

Tahoe Optionholders entitled to received Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Pan American in reliance on the Section 3(a)(10) Exemption, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Pan American Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any;

(g)

the Interim Order will specify that each Tahoe Shareholder and Tahoe Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order and in accordance with the requirements of the Section 3(a)(10) Exemption;

(h)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement; and

(i)

the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Tahoe Shareholders and Tahoe Optionholders, and the Parties will use commercially reasonable efforts to cause the Final Order to state that it serves as a basis of a claim to the Section 3(a)(10) Exemption from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Arrangement.

2.4	Tahoe Meeting

(a)

Subject to the terms of this Agreement, Tahoe shall convene and conduct the Tahoe Meeting in accordance with the Interim Order, Tahoe’s notice of articles and articles and applicable Law as soon as reasonably practicable, on the same day as, and following, the Pan American Meeting, and in any event on or before the sixtieth (60th) day after the date of this Agreement (and, in that regard, Tahoe shall abridge, as necessary, any time periods that may be abridged under NI 54-101). Except as required by applicable Law, or with the prior written consent of Pan American, which shall not be unreasonably withheld or delayed, the Tahoe Resolution shall be the only matter of business transacted at the Tahoe Meeting.

(b)

Subject to the terms of this Agreement, Tahoe shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Tahoe Resolution and take all other action necessary or desirable to secure the approval of the Tahoe Resolution and all other matters to be brought before the Tahoe Meeting intended to facilitate and complete the transactions contemplated by this Agreement, including, if so requested by Pan American, using proxy solicitation services; provided that such solicitor shall be determined by Tahoe in consultation with Pan American, acting reasonably. Pan American shall bear all costs of any such proxy solicitation services requested by Pan American.

(c)	Tahoe shall give notice to Pan American of the Tahoe Meeting and allow Pan American’s representatives and legal counsel to attend the Tahoe Meeting.

(d)

Tahoe shall advise Pan American as Pan American may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Tahoe Meeting, as to the aggregate tally of the proxies received by Tahoe in respect of the Tahoe Resolution and any other matters properly brought before the Tahoe Meeting.

(e)	Tahoe will promptly advise Pan American of any communication (orally or in writing) from any Tahoe Shareholder in opposition to the Arrangement.

(f)

Tahoe will promptly advise Pan American of any written notice of dissent or purported exercise by any Tahoe Shareholder of Dissent Rights received by Tahoe in relation to the Tahoe Resolution and any withdrawal of Dissent Rights received by Tahoe and, subject to applicable Law, any written communications sent by or on behalf of Tahoe to any Tahoe Shareholder who is exercising or purporting to exercise Dissent Rights in relation to the Tahoe Resolution.

(g)

Tahoe shall, upon the reasonable request from time to time by Pan American, deliver to Pan American (i) basic lists of all registered Tahoe Shareholders and other security holders of Tahoe, showing the name and address of each holder and the number of Tahoe Shares or other securities of Tahoe held by each such holder, all as shown on the records of Tahoe or its transfer agent, as of the most recent practicable date and a list of participants in book-based clearing systems, nominee-registered Tahoe Shareholders or other securities of Tahoe and non- registered beneficial owner lists that are available to Tahoe (provided that such list may only be used in the manner prescribed in section 7.1 of NI 54-101), and securities positions, and (ii) from time to time, at the request of Pan American, updated or supplemental lists setting out any changes from the list(s) referred to in clause (i) of this Section 2.4(g).

(h)

Tahoe shall not, except as required for quorum purposes, as required by Law or as otherwise permitted under this Agreement, adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the Tahoe Meeting without Pan American’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, other than as directed by Pan American in accordance with Section 7.3.3.

(i)

Tahoe shall promptly advise Pan American of any communication (written or oral) received by Tahoe from the TSX, the NYSE, the SEC, any of the Securities Authorities or any other Governmental Entity in connection with the Tahoe Meeting.

2.5	Pan American Meeting

(a)

Subject to the terms of this Agreement, Pan American shall convene and conduct the Pan American Meeting in accordance with Pan American’s notice of articles and articles and applicable Law as soon as reasonably practicable, on the same day as, and prior to the Tahoe Meeting, and in any event on or before the sixtieth (60th) day after the date of this Agreement (and, in that regard, Pan American shall abridge, as necessary, any time periods that may be abridged under NI 54- 101). Except as required by applicable Law, or with the prior written consent of Tahoe, which shall not be unreasonably withheld or delayed, the Pan American Resolutions shall be the only matter of business transacted at the Pan American Meeting.

(b)

Subject to the terms of this Agreement, Pan American shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Pan American Resolutions and take all other action necessary or desirable to secure the approval of the Pan American Resolutions and all other matters to be brought before the Pan American Meeting intended to facilitate and complete the transactions contemplated by this Agreement.

(c)	Pan American shall give notice to Tahoe of the Pan American Meeting and allow Tahoe’s representatives and legal counsel to attend the Pan American Meeting.

(d)

Pan American shall advise Tahoe as Tahoe may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Pan American Meeting, as to the aggregate tally of the proxies received by Pan American in respect of the Pan American Resolutions and any other matters properly brought before the Pan American Meeting.

(e)	Pan American will promptly advise Tahoe of any communication (orally or in writing) from any Pan American Shareholder in opposition to the Pan American Resolutions.

(f)

Pan American shall not, except as required for quorum purposes, as required by law or as otherwise permitted under this Agreement, adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the Pan American Meeting without Tahoe’s prior written consent, which shall not be unreasonably withheld or delayed, other than as directed by Tahoe in accordance with Section 7.3.3.

(g)

Pan American shall promptly advise Tahoe of any communication (written or oral) received by Pan American from the TSX, Nasdaq, the SEC, any of the Securities Authorities or any other Governmental Entity in connection with the Pan American Meeting.

2.6	Tahoe Circular

(a)

Subject to Pan American complying with Section 2.6(c), Tahoe shall prepare the Tahoe Circular in compliance with all applicable Laws and file or furnish, as applicable, on a timely basis, and in any event prior to the close of business on the Mailing Deadline, the Tahoe Circular with respect to the Tahoe Meeting in all jurisdictions where the same is required to be filed or furnished and mail the same as required by the Interim Order and in accordance with all applicable Laws in all jurisdictions where the same is required to be mailed. If necessary, Tahoe shall, in consultation with Pan American abridge the timing contemplated by NI 54-101, as provided in section 2.20 thereof (provided, however, that for greater certainty, the foregoing obligation shall not extend to the making of an application for a waiver or exemption from the requirements of NI 54-101).

(b)

Tahoe shall ensure that the Tahoe Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Tahoe Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by Pan American for inclusion in the Tahoe Circular, for which Tahoe shall not be responsible for the accuracy thereof) and shall provide Tahoe Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Tahoe Meeting. Subject to Section 7.2, the Tahoe Circular shall include (a) the Tahoe Board Recommendation and a statement that each director and senior officer of Tahoe intends to vote all of their Tahoe Shares (including any Tahoe Shares issued upon the exercise of any Tahoe Options or upon vesting of any Tahoe DSAs or Tahoe PSAs) in favour of the Tahoe Resolution and any other resolution presented at the Tahoe Meeting required to give effect to the Arrangement, and (b) a summary and copies of the Tahoe Fairness Opinion. The content of the Tahoe Circular shall comply with the terms of this Agreement.

(c)

Pan American shall furnish to Tahoe on a timely basis such information regarding Pan American as may be required by Law or reasonably required by Tahoe in the preparation of the Tahoe Circular, and Pan American shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Tahoe Circular in order to make any information so furnished or any information concerning Pan American, as the case may be, not misleading in light of the circumstances in which it is disclosed.

(d)

Pan American shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Tahoe Circular and to the identification in the Tahoe Circular of each such advisor.

(e)

Pan American and its legal counsel shall be given a reasonable opportunity to review and comment on the Tahoe Circular, prior to the Tahoe Circular being printed, mailed to Tahoe Securityholders and filed with the Securities Authorities or furnished to the SEC, and reasonable consideration shall be given to any comments made by Pan American and its counsel, provided that all information relating solely to Pan American included in the Tahoe Circular, and any information describing the terms and conditions of this Agreement, the Tahoe Voting Agreements or the Plan of Arrangement, shall be in form and content satisfactory to Pan American, acting reasonably. Pan American and its legal counsel shall provide any comments with respect to the Tahoe Circular in a timely manner. Tahoe shall provide Pan American with a final copy of the Tahoe Circular prior to its mailing to the Tahoe Securityholders.

(f)

Each of the Parties shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Pan American, only in respect of information relating to Pan American) that the Tahoe Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Tahoe Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Tahoe Circular, as required or appropriate, and Tahoe shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Tahoe Circular to Tahoe Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities, and furnish the same to the SEC, and as otherwise required.

(g)

Tahoe shall promptly advise Pan American of any communication (written or oral) received by Tahoe from the TSX, the NYSE, the SEC, any of the Securities Authorities or any other Governmental Entity in connection with the Tahoe Circular.

2.7	Pan American Circular

(a)

Subject to Tahoe complying with Section 2.7(c), Pan American shall prepare the Pan American Circular in compliance with all applicable Laws and file or furnish, as applicable, on a timely basis, and in any event prior to the close of business on the Mailing Deadline, the Pan American Circular with respect to the Pan American Meeting in all jurisdictions where the same is required to be filed or furnished and mail the same in accordance with all applicable Laws, in all jurisdictions where the same is required to be mailed. If necessary, Pan American shall, in consultation with Tahoe abridge the timing contemplated by NI 54-101, as provided in section 2.20 thereof (provided, however, that for greater certainty, the foregoing obligation shall not extend to the making of an application for a waiver or exemption from the requirements of NI 54-101).

(b)

Pan American shall ensure that the Pan American Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Pan American Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by Tahoe for inclusion in the Pan American Circular, for which Pan American shall not be responsible for the accuracy thereof) and shall provide Pan American Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Pan American Meeting. Subject to Section 7.2, the Pan American Circular shall include the Pan American Board Recommendation and a statement that each director and senior officer of Pan American intends to vote all of their Pan American securities (including any Pan American Shares issued upon the exercise of any Pan American Options or upon vesting of any Pan American RSUs) in favour of the Pan American Resolutions and any other resolution presented at the Pan American Meeting required to give effect to the Arrangement. The content of the Pan American Circular shall comply with the terms of this Agreement.

(c)

Tahoe shall furnish to Pan American on a timely basis such information regarding Tahoe as may be required by Law or reasonably required by Pan American in the preparation of the Pan American Circular, and Tahoe shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Pan American Circular in order to make any information so furnished or any information concerning Tahoe, as the case may be, not misleading in light of the circumstances in which it is disclosed.

(d)

Tahoe shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Pan American Circular and to the identification in the Pan American Circular of each such advisor.

(e)

Tahoe and its legal counsel shall be given a reasonable opportunity to review and comment on the Pan American Circular, prior to the Pan American Circular being printed, mailed to Pan American Shareholders and filed with the Securities Authorities or furnished to the SEC, and reasonable consideration shall be given to any comments made by Tahoe and its counsel, provided that all information relating solely to Tahoe included in the Pan American Circular, and any information describing the terms and conditions of this Agreement, the Tahoe Voting Agreements or the Plan of Arrangement, shall be in form and content satisfactory to Tahoe, acting reasonably. Tahoe and its legal counsel shall provide any comments with respect to the Pan American Circular in a timely manner. Pan American shall provide Tahoe with a final copy of the Pan American Circular prior to its mailing to the Pan American Shareholders.

(f)

Each of the Parties shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Tahoe, only in respect of information relating to Tahoe) that the Pan American Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Pan American Circular, and the Parties shall co- operate in the preparation of any amendment or supplement to the Pan American Circular, as required or appropriate, and Pan American shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Pan American Circular to Pan American Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities, and furnish the same to the SEC, and as otherwise required.

(g)

Pan American shall promptly advise Tahoe of any communication (written or oral) received by Pan American from the TSX, Nasdaq, the SEC, any of the Securities Authorities or any other Governmental Entity in connection with the Pan American Circular.

2.8	Final Order

If:

(a)	the Interim Order is obtained;

(b)	the Tahoe Resolution is passed at the Tahoe Meeting by Tahoe Shareholders, as provided for in the Interim Order and as required by applicable Law;

(c)	the Pan American Resolutions are passed at the Pan American Meeting by Pan American Shareholders as required by applicable Law;

(d)	the Canadian Competition Approval is obtained; and

(e)	the Key Regulatory Approvals are obtained,

Tahoe shall as soon as reasonably practicable thereafter and in any event within three (3) Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 291(4) of the BCBCA.

2.9	Court Proceedings

Subject to the terms of this Agreement, Pan American will cooperate with, assist and consent to Tahoe seeking the Interim Order and the Final Order, including by providing Tahoe on a timely basis any information required to be supplied by Pan American in connection therewith. Tahoe will provide legal counsel to Pan American with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Tahoe will also provide legal counsel to Pan American on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Tahoe or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Tahoe will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with Pan American’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Pan American to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Pan American’s obligations set forth in any such filed or served materials or under this Agreement. In addition, Tahoe will not object to legal counsel to Pan American making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, that Tahoe is advised of the nature of any submissions prior to such hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Tahoe will also oppose any appearance, proposal or motion from any third party on the hearing of the motion for the Interim Order and the application for the Final Order which is inconsistent with this Agreement or the Plan of Arrangement. If at any time after the issuance of the Final Order and prior to the Effective Date, Tahoe is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with Pan American.

2.10	Effect of the Arrangement and Effective Date

Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Tahoe Resolution having been approved and adopted by the Tahoe Shareholders at the Tahoe Meeting in accordance with the Interim Order and Tahoe obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date. From and after the Effective Time, the Plan of Arrangement shall have effect as provided by applicable Law, including the BCBCA. The closing of the transactions contemplated hereby shall take place at the offices of Cassels Brock & Blackwell LLP in Vancouver, or at such other location as may be agreed upon by the Parties.

2.11	Payment of Consideration

Pan American shall, following receipt of the Final Order and no later than one (1) Business Day prior to the Effective Time, ensure that the Depositary has been provided with sufficient cash, Pan American Shares and CVRs in escrow to pay the aggregate Consideration to be paid to the Tahoe Shareholders pursuant to the Arrangement. For greater certainty, Pan American shall not be required pursuant to this Section 2.11 to provide or deposit in escrow with the Depositary prior to the Effective Date any cash, Pan American Shares or CVRs as Consideration for the Tahoe Shares held by Tahoe Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection.

2.12	Preparation of Key Regulatory Approval Filings

As soon as reasonably practicable after the date of this Agreement, Pan American and Tahoe shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.13	Preparation of Canadian Competition Approval Filings

As soon as reasonably practicable after the date of this Agreement, the Parties shall each make a premerger notification filing in respect of the transactions contemplated by this Agreement with the Commissioner in accordance with Part IX of the Competition Act unless mutually agreed otherwise, and Pan American shall submit a request to the Commissioner for an Advance Ruling Certificate and/or a No Action Letter in respect of the transactions contemplated by this Agreement.

2.14	Announcement and Shareholder Communications

Tahoe and Pan American shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of such announcement to be approved by Tahoe and Pan American in advance, acting reasonably. Pan American and Tahoe agree to co-operate in the preparation of presentations, if any, to Tahoe Securityholders and Pan American Shareholders, respectively, regarding the Plan of Arrangement, and no Party shall:

(a)

issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed); or

(b)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Parties;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, provided that the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.15	Withholding Taxes

Pan American, Tahoe and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of Tahoe Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Tahoe Shares exceeds the cash component, if any, of the Consideration otherwise payable to such holder, Pan American, Tahoe or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Pan American Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements.

2.16	U.S. Tax Matters

The Parties intend (a) that the Arrangement will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) and (a)(2)(D) of the Code and (b) that this Agreement and the Plan of Arrangement will constitute, and the Parties hereby adopt them as, a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated thereunder for purposes of Sections 354 and 361 of the Code. The Parties shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Parties shall not take any position on any Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code that such treatment if not correct.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TAHOE

3.1	Representations and Warranties

Tahoe hereby represents and warrants to and in favour of Pan American as follows, except to the extent that such representations and warranties are qualified by the Tahoe Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Pan American is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Recommendation. The Tahoe Board, after consultation with its financial and legal advisors, has determined unanimously that the Plan of Arrangement is fair to the Tahoe Shareholders and is in the best interests of Tahoe and has resolved unanimously to recommend to the Tahoe Shareholders that they vote in favour of the Tahoe Resolution (the “Tahoe Board Recommendation”).

(b)

Fairness Opinions. The Tahoe Board has received oral opinions of the Tahoe Financial Advisors, which opinions have not been modified, amended, qualified or withdrawn, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received pursuant to the Plan of Arrangement by the Tahoe Shareholders (other than Pan American and its affiliates) is fair, from a financial point of view, to such Tahoe Shareholders (the “Tahoe Fairness Opinions”).

(c)

Organization and Qualification. Tahoe and each of the Tahoe Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Tahoe and each of the Tahoe Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Tahoe Material Adverse Effect.

(d)

Authority Relative to this Agreement. Tahoe has the requisite corporate power and capacity to enter into this Agreement and (subject to obtaining the Interim Order, the Final Order and approval of the Tahoe Shareholders of the Tahoe Resolution) to perform its obligations hereunder. The execution and delivery of this Agreement by Tahoe and the performance by Tahoe of its obligations under this Agreement have been duly authorized by the Tahoe Board and no other corporate proceedings on the part of Tahoe are necessary to authorize the execution and delivery of this Agreement or the performance by Tahoe of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement, other than the Interim Order, the Final Order, approval of the Tahoe Board of the Tahoe Circular and approval of the Tahoe Resolution by Tahoe Shareholders. This Agreement has been duly executed and delivered by Tahoe and constitutes a legal, valid and binding obligation of Tahoe, enforceable against Tahoe in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be generated only in the discretion of a court of competent jurisdiction.

(e)

No Violation. None of the execution and delivery of this Agreement by Tahoe, the performance by Tahoe of its obligations hereunder or the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by Tahoe or any of its subsidiaries with any of the provisions hereof will:

(i)

except as disclosed in Schedule 3.1(e) of the Tahoe Disclosure Letter, violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Tahoe or any of the Tahoe Material Subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of Tahoe or any of the Tahoe Material Subsidiaries to conduct their business as and where it is now being conducted or cause any payment or other obligation to be imposed on Tahoe or any of the Tahoe Material Subsidiaries under any of the terms, conditions or provisions of:

(A)	their respective notice of articles, articles or other comparable constating documents;

(B)	any note, bond, mortgage, indenture, loan agreement or deed of trust to which Tahoe or any of the Tahoe Material Subsidiaries is a party or any Tahoe Material Contract; or

(ii)	subject to obtaining the Key Regulatory Approvals and the Canadian Competition Approval:

(A)

result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, any provisions of any Law applicable to Tahoe or any of the Tahoe Material Subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in respect of Tahoe or any of the Tahoe Material Subsidiaries;

(iii)

give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any note, bond, mortgage, indenture, loan agreement or deed of trust to which Tahoe or any of the Tahoe Material Subsidiaries is a party or Tahoe Material Contract or under any Permit held by Tahoe or any of the Tahoe Material Subsidiaries; or

(iv)	result in the imposition of any Lien upon any property or assets of Tahoe or any of the Tahoe Material Subsidiaries,

except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights of first refusal, change in control provisions, restrictions, limitations or Liens, or any consents, approvals or notices (expressly excluding the Key Regulatory Approvals), which if not given or received, would not, individually or in the aggregate, result in a Tahoe Material Adverse Effect.

(f)

Capitalization. The authorized share capital of Tahoe consists of an unlimited number of Tahoe Shares. As of the close of business on November 13, 2018, there are issued and outstanding 313,319,685 Tahoe Shares. In addition, as of the close of business on November 13, 2018, an aggregate of 3,523,696 Tahoe Shares are issuable upon the exercise of Tahoe Options, 449,675 Tahoe Shares are issuable upon the vesting of outstanding Tahoe DSAs, 471,800 Tahoe Shares are issuable upon the vesting of outstanding Tahoe PSAs (assuming payout at the 100% achieved performance ratio level and before any required pro ration), and nil Tahoe Shares issuable upon the vesting of Tahoe RSAs. Except as disclosed above, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Tahoe of any securities of Tahoe (including Tahoe Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Tahoe (including Tahoe Shares) or any of the Tahoe Material Subsidiaries. All outstanding Tahoe Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Tahoe Shares issuable upon the exercise of the Tahoe Options or vesting of Tahoe DSAs and Tahoe PSAs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Schedule 3.1(f) to the Tahoe Disclosure Letter sets forth, as of the date hereof, the holders of all Tahoe Options, Tahoe DSAs, and Tahoe PSAs and the number, exercise prices, and expiration dates of each grant to such holders. There are no securities of Tahoe or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the Tahoe Options, Tahoe DSAs and Tahoe PSAs, are convertible into, or exchangeable or exercisable for, or may vest into, securities having the right to vote generally) with the Tahoe Shareholders on any matter. There are no outstanding contractual or other obligations of Tahoe to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of the Tahoe Material Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Tahoe or any of its subsidiaries having the right to vote with the Tahoe Shareholders on any matters.

(g)	Shareholder and Similar Agreements. Tahoe is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Tahoe.

(h)

Reporting Status and Securities Laws Matters. Tahoe is a “reporting issuer” and is not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws, in all of the provinces and territories of Canada. The Tahoe Shares are registered under Section 12(b) of the U.S. Exchange Act and Tahoe is in compliance in all material respects with applicable Securities Laws in the United States. No delisting, suspension of trading in or cease trading order with respect to any securities of Tahoe and, to the knowledge of Tahoe, no inquiry or investigation (formal or informal) of Tahoe or the Tahoe Public Disclosure Record by any Securities Authority or the SEC, is in effect or ongoing or, to the knowledge of Tahoe, threatened or expected to be implemented or undertaken. The Tahoe Shares are listed and posted for trading on the TSX and the NYSE. Tahoe is in compliance with applicable requirements of the TSX and the NYSE, except where non-compliance would not result in a Tahoe Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement.

(i)

Ownership of Subsidiaries. The only material subsidiaries of Tahoe are the Tahoe Material Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in each of the Tahoe Material Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by Tahoe free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of a Tahoe Material Subsidiary. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of the Tahoe Material Subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of the Tahoe Material Subsidiaries.

(j)

Key Regulatory Approvals. Other than the Key Regulatory Approvals listed in Schedule D, the Canadian Competition Approval, any approvals required by the Interim Order or Final Order and any filings with the Securities Authorities, the SEC, the TSX and the NYSE, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by Tahoe of the transactions contemplated by this Agreement and the Arrangement.

(k)

Consents. There are no consents or waivers required from any party under any Tahoe Material Contract to which Tahoe or its subsidiaries are a party in order for Tahoe to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.

(l)

Public Filings. Tahoe has filed or furnished, as applicable, all documents in the Tahoe Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws and the requirements of the TSX and the NYSE. All such documents and information comprising the Tahoe Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX and the NYSE relating to continuous disclosure requirements. Tahoe has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since January 1, 2016, there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to Tahoe, except for (i) changes in material facts or material changes that are reflected in a document included in the Tahoe Public Disclosure Record, and (ii) this Agreement and the transactions contemplated hereby.

(m)	Tahoe Financial Statements.

(i)

Tahoe’s audited financial statements as at and for the financial years ended December 31, 2017 and December 31, 2016 (including the notes thereto and the report of the auditors thereon) and Tahoe’s unaudited interim financial statements as at and for the three and nine month periods ended September 30, 2018 (including the notes thereto) (collectively, the “Tahoe Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Tahoe and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Tahoe and its subsidiaries on a consolidated basis. There has been no material change in Tahoe’s accounting policies since December 31, 2017, except as disclosed in the Tahoe Public Disclosure Record or as required by IFRS.

(ii)

The management of Tahoe has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Tahoe in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Tahoe in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Tahoe’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)

Tahoe maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Tahoe and its subsidiaries; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Tahoe and its subsidiaries are being made only with authorizations of management and directors of Tahoe and its subsidiaries, as applicable; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Tahoe or its subsidiaries that could have a material effect on its financial statements.

(iv)

To the knowledge of Tahoe: (a) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of Tahoe that are reasonably likely to adversely affect the ability of Tahoe to record, process, summarize and report financial information; and (b) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Tahoe.

(v)

Since December 31, 2017, neither Tahoe nor any of its subsidiaries nor, to Tahoe’s knowledge, any director, officer, employee, auditor, accountant or representative of Tahoe or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Tahoe or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Tahoe or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Tahoe Board.

(n)

Books and Records. The financial books, records and accounts of Tahoe and its subsidiaries, in all material respects: (i) have been maintained, in the case of Tahoe in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Tahoe and its subsidiaries, and (iii) accurately and fairly reflect the basis for the Tahoe Financial Statements. The corporate records and minute books for each of Tahoe and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Tahoe and each of its subsidiaries held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(o)

No Undisclosed Liabilities. Other than as disclosed in the most recent Tahoe Financial Statements filed, or furnished, as applicable, on SEDAR and EDGAR, as incurred in the ordinary course of business since the date of such financial statements, or as disclosed in this Agreement, Tahoe and its subsidiaries have no outstanding indebtedness or liabilities in excess of US$2,500,000 and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.

(p)

No Tahoe Material Adverse Effect. Since December 31, 2017, except as disclosed in the Tahoe Public Disclosure Record prior to the date of this Agreement, there has been no Tahoe Material Adverse Effect.

(q)	No Dividend or Distribution. Since December 31, 2017, there has been no dividend or distribution of any kind declared, paid or made by Tahoe on any Tahoe Shares.

(r)

Contracts. Schedule 3.1(r) of the Tahoe Disclosure Letter includes a complete and accurate list of all Tahoe Material Contracts. All Tahoe Material Contracts are in full force and effect, and Tahoe or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Tahoe has made available in the Data Room Information true and complete copies of all Tahoe Material Contracts. All of the Tahoe Material Contracts are valid and binding obligations of Tahoe enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Tahoe and its subsidiaries have complied in all material respects with all terms of such Tahoe Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Tahoe or any of its subsidiaries or, to the knowledge of Tahoe or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Tahoe Material Contracts. As at the date of this Agreement, neither Tahoe nor any of its subsidiaries has received written notice that any party to a Tahoe Material Contract intends to cancel, terminate or otherwise modify or not renew such Tahoe Material Contract, and to the knowledge of Tahoe or any of its subsidiaries, no such action has been threatened. Neither Tahoe nor any of its subsidiaries is a party to any Tahoe Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Tahoe or any of its subsidiaries.

(s)

Litigation. There are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Tahoe, threatened affecting Tahoe or any of its subsidiaries or affecting any of the Tahoe Concessions, property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Tahoe Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Tahoe nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a Tahoe Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(t)	Taxes.

(i)

Tahoe and each of its subsidiaries has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects;

(ii)

No material penalty has been imposed on Tahoe or any of its subsidiaries for failing to duly and timely comply with all permanent and transactional informational regimes and other formal duties required by Law;

(iii)

Tahoe and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments of Taxes, and all other Taxes due and payable by them on or before the date of this Agreement, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the Tahoe Financial Statements;

(iv)

None of Tahoe or any of its subsidiaries has been notified or has knowledge of any pending audits, examinations, investigations or other proceedings in respect of any material Taxes at any level of government (including federal, provincial, state, regional, municipal or local level);

(v)

No deficiencies, administrative or judicial litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Tahoe or any of its subsidiaries which are material, and neither Tahoe nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which are material and no such event has been asserted or, to the knowledge of Tahoe, threatened against Tahoe or any of its subsidiaries or any of their respective assets;

(vi)

To the knowledge of Tahoe, no claim has been made by any Governmental Entity in a jurisdiction where Tahoe and any of its subsidiaries does not file Returns that Tahoe or any of its subsidiaries is or may be subject to Tax by that jurisdiction;

(vii)	To the knowledge of Tahoe, no tax enforcement proceedings are currently initiated against Tahoe or any of its subsidiaries for failing to timely pay Taxes reported in any Returns;

(viii)	To the knowledge of Tahoe, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Tahoe or any of its subsidiaries;

(ix)

Tahoe and each of its subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so;

(x)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Tahoe or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending;

(xi)

Tahoe and each of its subsidiaries has included in the Data Room Information correct and complete copies of all material Returns, and material ancillary documents, for which the applicable statutory periods of limitations have not expired;

(xii)

The tax attributes of the assets of Tahoe and each of its subsidiaries and the amount of the tax loss carry-forwards of Tahoe and each of its subsidiaries are accurately reflected in all material respects in the Returns of Tahoe and each of its subsidiaries, as applicable, and have not materially and adversely changed since the date of such Returns;

(xiii)

Except to the extent permissible by Law, none of Tahoe and any of its subsidiaries has been involved in any corporate, commercial or other arrangement or structure for the purpose of avoiding the payment of any material amount of Taxes, and has not taken advantage of any amnesty regarding Taxes;

(xiv)

No material payments are due or will become due by Tahoe or any of its subsidiaries pursuant to any Tax indemnification agreements made in connection with a sale of shares, sale transfer or swap of assets or any kind of past or future commercial or corporate transaction;

(xv)

Tahoe and each of its subsidiaries has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted in all material respects to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(xvi)

Tahoe and each of its subsidiaries carrying on business in Canada is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and any provincial sales tax equivalent;

(xvii)

Neither Tahoe nor any of its subsidiaries have ever, directly or indirectly, transferred any property to, or supplied any services to, or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom they were not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services;

(xviii)	There are no circumstances in which Tahoe or any of its subsidiaries could be liable under section 160 of the Tax Act for the Taxes of another person;

(xix)

There are no circumstances existing, to the knowledge of Tahoe, which would result in the application of section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to Tahoe or any of its subsidiaries;

(xx)

All foreign accrual property income, as that term is defined in section 95 of the Tax Act, of any controlled foreign affiliate, as that term is defined in section 95 of the Tax Act, of Tahoe has been reported as required in the relevant Return of Tahoe and/or the relevant Canadian subsidiary of Tahoe; and

(xxi)	Schedule 3.1(t)(xxi) of the Tahoe Disclosure Letter includes a complete and accurate list of certain specific Tax attributes of Tahoe and its subsidiaries.

(u)	Property.

(i)

The Tahoe Concessions are the only mineral tenures that Tahoe or any of its subsidiaries have any legal or equitable interest in and that are required to conduct Tahoe’s or any of the Tahoe Material Subsidiaries’ business as now conducted or, in the case of the Escobal Project, as proposed to be conducted in the technical report entitled “NI 43-101 Feasibility Study Escobal Mine Guatemala” dated November 5, 2014 with an effective date of November 5, 2014 and prepared by Conrad E. Huss, P.E., Thomas L. Drielick, P.E., Daniel Roth, P.E., Paul Tietz, C.P.G., Matthew Blattman, P.E. and Jack Caldwell, P.E.

(ii)

The Tahoe Lands are the only interests in real property (other than the Tahoe Concessions and the Tahoe Office Leases) that are required to conduct Tahoe’s or any of the Tahoe Material Subsidiaries’ business as now conducted.

(iii)

Each of the Tahoe Concessions and Tahoe Lands is in good standing in all material respects and is held by Tahoe or one of the Tahoe Material Subsidiaries free and clear of all material Liens, and no person has any agreement or right to acquire an interest in such assets.

(iv)	Tahoe or one of the Tahoe Material Subsidiaries has exclusive possession of, and the exclusive right to deal with, the Tahoe Concessions and Tahoe Lands.

(v)

There are no mineral royalty obligations, metals streaming obligations or similar obligations affecting the Tahoe Concessions or the Tahoe Lands or the production or profits therefrom and no other person has any right to acquire any interest in such obligations.

(vi)

Each Tahoe Concession has been properly filed, located, granted and recorded in compliance with applicable Laws in all material respects and are comprised of valid and subsisting mining, mineral or exploration rights.

(vii)	Any and all assessment work required to have been performed and filed in respect of the Tahoe Concessions as of the date of this Agreement has been performed and filed in all material respects.

(viii)	All material mining fees, Taxes and other payments required to have been paid in respect of the Tahoe Concessions as of the date of this Agreement have been paid.

(ix)	Any and all material filings required to have been filed in respect of the Tahoe Concessions as of the date of this Agreement have been filed.

(x)

Tahoe or its Subsidiaries have all the surface rights from landowners or Governmental Entities permitting the entry and use of land by Tahoe and such subsidiaries over which the Tahoe Concessions are located and, to the knowledge of Tahoe, there is no illegal occupation of such Tahoe Lands by any person.

(xi)	No other person has any material interest in the Tahoe Concessions or the Tahoe Lands.

(xii)

There are no back-in rights, earn-in rights, rights of first refusal, rights of first offer, option rights, royalty rights, rights of participation or similar provisions which would materially affect Tahoe’s or the Tahoe Material Subsidiaries’ interests in the Tahoe Concessions.

(xiii)	There are no adverse claims, actions, suits or proceedings pending or, to the knowledge of Tahoe, that are threatened, affecting the Tahoe Concessions or the Tahoe Lands.

(xiv)

Neither Tahoe nor the Tahoe Material Subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Tahoe’s or any of the Tahoe Material Subsidiaries’ material interests in the Tahoe Concessions.

(xv)

No material dispute exists or, to the knowledge of Tahoe, is pending or threatened in connection with the ownership, access to or use of any Tahoe Concessions or Tahoe Lands between Tahoe or any of the Tahoe Material Subsidiaries and: (i) any surface landowner; (ii) other mining companies; (iii) a concessionaire of hydrocarbon rights; or (iv) any Governmental Entity.

(v)	Operational Matters. Except as would not, individually or in the aggregate, have a Tahoe Material Adverse Effect:

(i)

All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect property or asset of Tahoe or any of its subsidiaries, including the Tahoe Concessions and Tahoe Lands, have been:

(A)	duly paid;

(B)	duly performed; or

(C)	provided for prior to the date hereof;

(ii)

All costs, expenses and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Tahoe or any of its subsidiaries is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(iii)

Any and all operations of Tahoe and each of the Tahoe Material Subsidiaries and, to the knowledge of Tahoe, any and all operations by third parties, on or in respect of the assets and properties of Tahoe or any of its subsidiaries, have been conducted in a good, workmanlike and efficient manner in accordance with sound mining and other applicable Canadian mining industry standards and practices and in material compliance with applicable Laws; and

(iv)	To the knowledge of Tahoe, are no operational, geotechnical or structural issues relating to the operations on the Tahoe Concessions or Tahoe Lands.

(w)

Mineral Reserves and Resources. Tahoe is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby. The most recent estimated proven and probable mineral reserves and indicated, measured and inferred mineral resources disclosed in the Tahoe Public Disclosure Record prior to the date of this Agreement have been prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and in all material respects in accordance with all applicable Laws, including NI 43-101. The information provided by Tahoe to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of Tahoe and its subsidiaries from the amounts disclosed in the Tahoe Public Disclosure Record, other than depletion from ordinary course mining operations.

(x)	Technical Reports.

(i)	The Escobal Project, La Arena Project, Shahuindo Project, Timmins West Project and the Bell Creek Project are the only material properties of Tahoe for the purposes of NI 43-101;

(ii)	The following technical reports prepared by or for Tahoe or its subsidiaries:

(A)

Daniel Roth, P. Eng., Art Ibrado, PhD., P.E., Terry Munson, SME-RM and Charlie Muerhoff, SME-RM, entitled “Technical Report on the La Arena Project, Peru” dated February 20, 2018, with an effective date of January 1, 2018;

(B)

Kara Byrnes, P. Geo., Eric Kallio, P.Geo. and Natasha Vas, P. Eng., entitled “National Instrument 43-101 Technical Report Timmins West Mine, Timmins, Ontario, Canada” dated September 20, 2017, with an effective date of May 15, 2017;

(C)

Eric Kallio, P. Geo. and Natasha Vas, P. Eng., entitled “NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2018, with an effective date of December 31, 2014;

(D)

Carl E. Defilippi, SME Registered Member, Charles V. Muerhoff, SME Registered Member and Tim Williams, FAusIMM, entitled “Technical Report on the Shahuindo Mine, Cajabamba, Peru” dated January 25, 2016 with an effective date of January 1, 2016;

(E)

Carl E. Defilippi, SME Registered Member, Thomas L. Dyer, P.E. and Paul Tietz, CPG, entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru” dated November 9, 2012 with an effective date of September 26, 2012; and

(F)

Conrad E. Huss, P.E., Thomas L. Drielick, P.E., Daniel Roth, P.E., Paul Tietz, C.P.G., Matthew Blattman, P.E. and Jack Caldwell, P.E., entitled “NI 43-101 Feasibility Study Escobal Mine Guatemala” dated November 5, 2014 with an effective date of November 5, 2014.

(collectively, the “Technical Reports”) at the respective time of filing thereof complied in all material respects with the requirements of NI 43-101, were prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(iii)

Tahoe or its corporate predecessors made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. All of the material assumptions underlying the resource estimates in the Technical Reports are reasonable and appropriate.

(iv)

There has been no change, to Tahoe’s knowledge, in mineral resources, mineral reserves or economic analysis from the Technical Reports that constitutes a material change, in relation to Tahoe or that otherwise would require the filing of a new technical report under NI 43-101.

(y)	Health and Safety.

(i)

Neither Tahoe nor any of its subsidiaries has received any demand or notice with respect to a material breach of any applicable health and safety Laws, the effect of which would be reasonably expected to materially affect operations relating to the Tahoe Projects.

(ii)

There are no claims, investigations or inquiries pending against Tahoe or any of its subsidiaries (or naming Tahoe or any of its subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Tahoe Projects.

(z)

Cultural Heritage. None of the areas covered by the Tahoe Concessions (including any constructions, remains or similar elements located on them) have been declared as a “Protected Archaeological Site” by any Governmental Entity.

(aa)

Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of Tahoe or any of its subsidiaries, including the Tahoe Concessions and Tahoe Lands has been given or commenced, nor, to the knowledge of Tahoe, is any such proceeding or notice threatened.

(bb)

Permits. Tahoe and each of the Tahoe Material Subsidiaries has obtained, and is in compliance with, all Permits required by applicable Laws or necessary to conduct its current business as is now being conducted, other than where non- compliance would not result in a Tahoe Material Adverse Effect. To the knowledge of Tahoe, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct Tahoe’s or any of the Tahoe Material Subsidiaries’ current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in a Tahoe Material Adverse Effect.

(cc)	Environmental Matters. To the knowledge of Tahoe, each of Tahoe and its subsidiaries and their respective businesses, operations, and properties:

(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(A) is not a party to any material litigation or administrative proceeding, nor to Tahoe’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws; and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

(iv)

is not involved in operations and does not know of any facts, circumstances or conditions, including the release of any Hazardous Substance that would reasonably be expected to result in any material Environmental Liabilities.

(dd)	Employee Benefits.

(i)

Tahoe and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, share appreciation rights, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Tahoe or any of its subsidiaries or in respect of which Tahoe or any of its subsidiaries has any actual or potential liability (collectively, the “Tahoe Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto and neither Tahoe nor any of its subsidiaries has any material liability under the Tahoe Benefit Plans.

(ii)

Schedule 3.1(dd) of the Tahoe Disclosure Letter sets forth a complete and correct list of the Tahoe Benefit Plans. Current and complete copies of all written Tahoe Benefit Plans as amended to date have been included in the Data Room Information.

(ee)	Labour and Employment.

(i)

Except for those (i) employment contracts with salaried employees of Tahoe or any of the Tahoe Material Subsidiaries and (ii) contracts with contractors of Tahoe and any of the Tahoe Material Subsidiaries identified in Schedule 3.1(ee) of the Tahoe Disclosure Letter, there are no written or oral contracts of employment entered into with any such employees or contractors. Except as identified in identified in Schedule 3.1(ee) of the Tahoe Disclosure Letter, no employee, contractor, officer or director of Tahoe or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive under such agreement or provision as a result of the Arrangement:

(A)	any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) or increase any benefits otherwise payable;

(B)

any increase in the rate of, or acceleration of the time of payment or vesting of, wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlement, or benefits otherwise payable; or

(C)	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Tahoe Benefit Plan.

(ii)

Except as disclosed in Schedule 3.1(ee) of the Tahoe Disclosure Letter, neither Tahoe nor any of its subsidiaries is subject to any collective agreement, either directly or by operation of law, with any trade union or association which may qualify as a trade union. There are no outstanding labour tribunal (administrative or judicial) proceedings of any kind related to any labour or employment obligation under any applicable Laws, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Tahoe or any of its subsidiaries. No material claim relating to termination of employment with Tahoe or its subsidiaries is pending or, to the knowledge of Tahoe, threatened. To the knowledge of Tahoe, there are no threatened or apparent union organizing activities involving employees of Tahoe or any of its subsidiaries nor is Tahoe or any of its subsidiaries currently negotiating any collective agreement.

(iii)	No labour strike, lock-out, slowdown or work stoppage is pending against or directly affecting Tahoe or any of its facilities.

(iv)

All amounts due or accrued for all salary, wages, commissions, bonuses, vacation pay and benefits under the Tahoe Benefit Plans to the employees and contractors of Tahoe and its subsidiaries for the period up to September 30, 2018 have either been paid or are accurately reflected in Tahoe’s financial books and records.

(v)

Neither Tahoe nor any of its subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees or former employees of Tahoe or any of its subsidiaries.

(vi)

Each of Tahoe and its subsidiaries is in compliance with all material terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, occupational health and safety, workers compensation, human rights and privacy. To the knowledge of Tahoe, neither Tahoe nor any of its subsidiaries is subject to any outstanding or pending grievance, complaint, investigation, order, claim of wrongful dismissal, constructive dismissal, unfair labour practice, human rights violation or any other similar dispute relating to employment or termination of employment or relationships with employees, consultants or independent contractors and there is no basis for such grievance, complaint, investigation, order or claim. No event has occurred that, with the notice or lapse of time or both, would constitute a breach, violation or default of such terms and conditions of employment and Laws by Tahoe or any of its subsidiaries.

(vii)

Tahoe and its subsidiaries have withheld from each payment made to any of its present or former employees, contractors, officers or directors, or to other persons, all amounts required by Law to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes, workers compensation and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Entity.

(ff)

Compliance with Laws. Tahoe and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Tahoe Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(gg)

Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Tahoe or any of its subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Tahoe or any of its subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(hh)

Administration and Receivership. To the knowledge of Tahoe, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to Tahoe or any of its subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of Tahoe or any of its subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).

(ii)

Voluntary Arrangement, Etc. Neither Tahoe nor any of the Tahoe Material Subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(jj)

Related Party Transactions. Other than among Tahoe and its subsidiaries, there are no Contracts or other transactions currently in place between Tahoe or any of its subsidiaries, on the one hand, and, on the other hand: (i) any Tahoe Shareholder of record or, to the knowledge of Tahoe, beneficial owner of five percent (5%) or more of the Tahoe Shares; (ii) any officer or director of Tahoe or any of its subsidiaries; or (iii) to the knowledge of Tahoe, any affiliate or associate of any such, officer, director, Tahoe Shareholder of record or beneficial owner.

(kk)	Registration Rights. No Tahoe Shareholder has any right to compel Tahoe to register or otherwise qualify the Tahoe Shares (or any of them) for public sale or distribution.

(ll)

Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon Tahoe or any of the Tahoe Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect (i) any business practice, (ii) any acquisition or disposition of property, or (iii) the conduct of the business, as currently conducted.

(mm)

Shareholder Rights Plan. There is no shareholder rights plan, “poison pill”, anti- takeover plan, or similar arrangement in effect to which Tahoe or any of its subsidiaries is subject, party to or otherwise bound.

(nn)

Relationships with Suppliers. Tahoe has not received any written (or to the knowledge of Tahoe other) notice that any supplier whose services, if discontinued or withheld, would be reasonably expected to materially affect operations relating to any of the Tahoe Projects, intends to cancel, terminate or otherwise modify or not renew its relationship with Tahoe or the Tahoe Material Subsidiaries.

(oo)

Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Tahoe, other than the Tahoe Financial Advisors, the fees and expenses of which are as set forth in their engagement letters (true and complete copies of which has been provided to Pan American).

(pp)

Insurance. Tahoe and its subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All such policies of insurance as are listed in Schedule 3.1(mm) of the Tahoe Disclosure Letter. All insurance maintained by or in respect of Tahoe or any of its subsidiaries is in full force and effect and in good standing and Tahoe will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. Neither Tahoe nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Tahoe or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Tahoe or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

(qq)

Data Room. All Data Room Information provided by Tahoe to Pan American was accurate and complete in all material respects as at its respective date as stated therein, or, if any Data Room Information is undated, as of the date of its delivery to the Data Room Information website. Additionally, all information provided to Pan American in relation to Pan American’s due diligence requests, including information not provided in the Data Room Information, is accurate and complete in all material respects as at its respective date as stated therein. There has been no change to the Data Room Information or any other information provided to Pan American since the date posted to the Data Room Information website or provided to Pan American, as the case may be, that is material to Tahoe, except as has been disclosed in the Tahoe Public Disclosure Record or in a more recently posted document in the Data Room Information or other information provided to Pan American.

(rr)	Corrupt Practices Legislation.

(i)

Neither Tahoe nor any of its subsidiaries, nor, to Tahoe’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Tahoe or any of its subsidiaries has offered or given, and Tahoe is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)

influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for Tahoe or any of its subsidiaries in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Tahoe or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Tahoe or the subsidiary in obtaining or retaining business for, with, or directing business to, any person.

(ii)

There have been no actions taken by Tahoe, any of its subsidiaries or, to the knowledge of Tahoe, by any persons on behalf of Tahoe or any of its subsidiaries, that would cause Tahoe or its subsidiaries or such persons to be in violation of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 (United States) (collectively, the “Corruption Acts”) or any similar legislation in any jurisdiction in which Tahoe or any of its subsidiaries conduct their business and to which Tahoe or any of its subsidiaries may be subject.

(iii)	The financial records of Tahoe and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

(iv)

There are no proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which Tahoe and its subsidiaries conduct their business pending against Tahoe or any of its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Tahoe or any of its subsidiaries, or to the knowledge of Tahoe, threatened against or affecting, Tahoe or any of its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Tahoe or any of its subsidiaries.

(ss)

Anti-Money Laundering. The operations of Tahoe and its subsidiaries are in material compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which Tahoe or the subsidiary is subject, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving Tahoe or any of its subsidiaries with respect to the Money Laundering Laws is pending.

(tt)

NGOs and Community Groups. No material dispute between Tahoe or any of its subsidiaries and any non-governmental organization, community, community group, First Nations, aboriginal or indigenous peoples or aboriginal or indigenous group exists or, to the knowledge of Tahoe, is threatened with respect to any of Tahoe’s or any of its subsidiaries’ properties or operations. Tahoe has provided Pan American and Pan American’s representatives with full and complete access to all material correspondence received by Tahoe, its subsidiaries or their representatives from any non-governmental organization, community, community group, First Nations, aboriginal or indigenous peoples or aboriginal or indigenous group.

(uu)	Investment Canada Act. Tahoe and its subsidiaries do not carry on a “cultural business” as defined in the Investment Canada Act.

(vv)

Sufficient Funds Available. Tahoe has sufficient funds available, or has made adequate arrangements for financing to ensure that it will have sufficient funds to pay (i) prior to the Effective Time, all transaction costs, all payments required pursuant to change of control provisions, all of Tahoe’s remaining forecast commitments as set forth in the Tahoe Disclosure Letter, all additional remaining accounts payable and current liabilities of Tahoe and its subsidiaries, as determined in accordance with IFRS at the Effective Time; and (ii) prior to the Effective Time the capital expenditures set out in Schedule 3.1(ww) of the Tahoe Disclosure Letter.

(ww)	Foreign Private Issuer. Tahoe is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(xx)	Not an Investment Company. Tahoe is not registered or required to be registered as an “investment company” within the meaning of the U.S. Investment Company Act.

(yy)

HSR. Tahoe (and all entities “controlled by” Tahoe for purposes of the U.S. Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended) does not hold assets located in the United States with a fair market value of greater than US$84.4 million and has not made aggregate sales in or into the United States of over US$84.4 million in its most recent fiscal year.

(zz)	Ownership of Pan American Shares or other Securities. Neither Tahoe nor any of its affiliates own any Pan American Shares or any other securities of Pan American.

3.2	Survival of Representations and Warranties

The representations and warranties of Tahoe contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PAN AMERICAN

4.1	Representations and Warranties

Pan American hereby represents and warrants to and in favour of Tahoe as follows, except to the extent that such representations and warranties are qualified by the Pan American Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Tahoe is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Recommendation. The Pan American Board, after consultation with its financial and legal advisors, has determined unanimously that the Plan of Arrangement is fair to the Pan American Shareholders and is in the best interests of Pan American and has resolved unanimously to recommend to the Pan American Shareholders that they vote in favour of the Pan American Resolutions (the “Pan American Board Recommendation”).

(b)

Fairness Opinions. The Pan American Board has received oral opinions of the Pan American Financial Advisors, which opinions have not been modified, amended, qualified or withdrawn, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Pan American pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pan American (the “Pan American Fairness Opinions”).

(c)

Organization and Qualification. Pan American and each of the Pan American Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Pan American and each of the Pan American Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Tahoe Material Adverse Effect.

(d)

Authority Relative to this Agreement. Pan American has the requisite corporate power and capacity to enter into this Agreement and the Rights Indenture and (subject to obtaining approval of the Pan American Shareholders to the Pan American Resolutions) to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Rights Indenture by Pan American and the performance by Pan American of its obligations under this Agreement and the Rights Indenture have been duly authorized by the Pan American Board and no other corporate proceedings on the part of Pan American are necessary to authorize the execution and delivery of this Agreement, the Rights Indenture, or the performance by Pan American of its obligations under this Agreement, the Rights Indenture or the Arrangement pursuant to the Plan of Arrangement, other than approval of the Pan American Board of the Pan American Circular and approval of the Pan American Resolutions by Pan American Shareholders. This Agreement has been duly executed and delivered by Pan American and constitutes a legal, valid and binding obligation of Pan American, enforceable against Pan American in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(e)

No Violations. None of the execution and delivery of this Agreement or the Rights Indenture by Pan American, the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by Pan American or any of its subsidiaries with any of the provisions hereof will:

(i)

violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Pan American or any of the Pan American Material Subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of Pan American or any of the Pan American Material Subsidiaries to conduct their business as and where it is now being conducted, or cause any payment or other obligation to be imposed on Pan American or any of the Pan American Material Subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective notice of articles, articles or other comparable constating documents;

(B)	any note, bond, mortgage, indenture, loan agreement or deed of trust to which Pan American or any of the Pan American Material Subsidiaries is a party or any Pan American Material Contract; or

(ii)	subject to obtaining the Key Regulatory Approvals and the Canadian Competition Approval:

(A)

result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Law applicable to Pan American or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in respect of Pan American or any of its subsidiaries;

(iii)

give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, loan agreement, deed of trust to which Pan American or any of the Pan American Material Subsidiaries is a party, any Pan American Material Contract or under any Permit held by Pan American or any of the Pan American Material Subsidiaries, or

(iv)	result in the imposition of any Lien upon any property or assets of Pan American or any of its subsidiaries.

(f)

Capitalization. The authorized share capital of Pan American consists of 200,000,000 of Pan American Shares (of which Pan American Shareholders will be asked to approve an increase at the Pan American Meeting). As of the close of business on November 13, 2018, there are issued and outstanding 153,318,737 Pan American Shares. In addition, as of the close of business on November 13, 2018, an aggregate of 789,628 Pan American Shares are issuable upon the conversion of Pan American Options, and 240,565 Pan American RSUs were outstanding. Except as disclosed above, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Pan American of any securities of Pan American (including Pan American Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Pan American (including Pan American Shares) or subsidiaries of Pan American. All outstanding Pan American Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Pan American Shares issuable upon the exercise of Pan American Options or vesting of Pan American RSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Other than Pan American Shares, there are no securities of Pan American or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the Pan American Options and Pan American RSUs, are convertible into, or exchangeable or exercisable for, or may vest into, securities having the right to vote generally) with the Pan American Shareholders on any matter. There are no outstanding contractual or other obligations of Pan American to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of its material subsidiary. There are no outstanding bonds, debentures or other evidences of indebtedness of Pan American or any in its subsidiaries having the right to vote with the Pan American Shareholders on any matters.

(g)

Shareholder and Similar Agreements. Pan American is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Pan American.

(h)

Reporting Status and Securities Laws Matters. Pan American is a “reporting issuer” and is not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in all of the provinces and territories of Canada. The Pan American Shares are registered under Section 12(b) of the U.S. Exchange Act and Pan American is in compliance in all material respects with applicable Securities Laws in the United States. No delisting, suspension of trading in or cease trading order with respect to any securities of Pan American and, to the knowledge of Pan American, no inquiry or investigation (formal or informal) of Pan American or the Pan American Disclosure Record by any Securities Authority or the SEC, is in effect or ongoing or, to the knowledge of Pan American, threatened or expected to be implemented or undertaken. The Pan American Shares are listed and posted for trading on the TSX and the Nasdaq. Pan American is in compliance with applicable requirements of the TSX and the Nasdaq, except where non-compliance would not result in a Pan American Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement.

(i)

Ownership of Subsidiaries. The only material subsidiaries of Pan American are the Pan American Material Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in each of the Pan American Material Subsidiaries are duly authorized, validly issued, fully paid and non- assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by Pan American free and clear of all Liens, and, other than rights held by Pan American or other Pan American subsidiaries, there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of each of the Pan American Material Subsidiaries. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of the Pan American Material Subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of the Pan American Material Subsidiaries.

(j)

Key Regulatory Approvals. Other than the Key Regulatory Approvals and filings with the Securities Authorities, the SEC, the Canadian Competition Approval, the TSX and Nasdaq, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by Pan American of the transactions contemplated by this Agreement and the Arrangement.

(k)

Consents. There are no consents or waivers required from any party under any Pan American Material Contract to which Pan American or its subsidiaries are a party in order for Pan American to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.

(l)

Public Filings. Pan American has filed or furnished, as applicable, all documents in the Pan American Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws or the requirements of the TSX and the Nasdaq. All such documents and information comprising the Pan American Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX and the Nasdaq relating to continuous disclosure requirements. Pan American has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since January 1, 2016 there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to Pan American, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Pan American Public Disclosure Record.

(m)	Pan American Financial Statements.

(i)

Pan American’s audited financial statements as at and for the financial years ended December 31, 2017 and December 31, 2016 (including the notes thereto and the report of the auditors thereon) and Pan American’s unaudited interim financial statements as at and for the three and nine month periods ended September 30, 2018 (including the notes thereto) (collectively the “Pan American Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Pan American and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Pan American and its subsidiaries on a consolidated basis. There has been no material change in Pan American’s accounting policies since December 31, 2017 except as disclosed in the Pan American Public Disclosure Record or as required by IFRS.

(ii)

The management of Pan American has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Pan American in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Pan American in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Pan American’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)

Pan American maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American and its subsidiaries; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Pan American and its subsidiaries are being made only with authorizations of management and directors of Pan American and its subsidiaries, as applicable; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Pan American or its subsidiaries that could have a material effect on its financial statements.

(iv)

To the knowledge of Pan American: (a) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of Pan American that are reasonably likely to adversely affect the ability of Pan American to record, process, summarize and report financial information; and (b) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Pan American.

(v)

Since December 31, 2017, neither Pan American nor any of its subsidiaries nor, to Pan American’s knowledge, any director, officer, employee, auditor, accountant or representative of Pan American or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Pan American or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Pan American or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Pan American Board.

(n)

Books and Records. The financial books, records and accounts of Pan American and its subsidiaries, in all material respects: (i) have been maintained, in the case of Pan American in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Pan American and its subsidiaries and (iii) accurately and fairly reflect the basis for the Pan American Financial Statements. The corporate records and minute books for each of Pan American and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Pan American and each of its subsidiaries held and/or passed, as applicable, since their incorporation, amalgamation or acquisition by Pan American, as the case may be.

(o)

No Undisclosed Liabilities. Other than as disclosed in the most recent Pan American Financial Statements filed, or furnished, as applicable, on SEDAR and EDGAR, as incurred in the ordinary course of business since the date of such financial statements, as disclosed in this Agreement, or inter-company indebtedness, liabilities and guarantees among Pan American and its subsidiaries, Pan American and its subsidiaries have no outstanding material indebtedness or material liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.

(p)

No Pan American Material Adverse Effect. Since December 31, 2017, except as disclosed in the Pan American Public Disclosure Record prior to the date of this Agreement, there has been no Pan American Material Adverse Effect and no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a Pan American Material Adverse Effect.

(q)

Litigation. There are no Proceedings pending or, to the knowledge of Pan American, threatened affecting Pan American or any of its subsidiaries or affecting any of the Pan American Concessions, property or assets at law or in equity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Pan American Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Pan American nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a Pan American Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(r)	Taxes.

(i)

Pan American and each of its subsidiaries has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects.

(ii)

No material penalty has been imposed on Pan American or any of its subsidiaries for failing to duly and timely comply with all permanent and transactional informational regimes and other formal duties required by Law.

(iii)

Pan American and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments of Taxes, and all other Taxes due and payable by them on or before the date of this Agreement, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the Pan American Financial Statements.

(iv)

None of Pan American or any of its subsidiaries has been notified or has knowledge of any pending audits, examinations, investigations or other proceedings in respect of any material Taxes at any level of government (including federal, provincial, state, regional, municipal or local level).

(v)

No deficiencies, administrative or judicial litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Pan American or any of its subsidiaries which are material, and neither Pan American nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which are material and no such event has been asserted or, to the knowledge of Pan American, threatened against Pan American or any of its subsidiaries or any of their respective assets.

(vi)

To the knowledge of Pan American, no claim has been made by any Governmental Entity in a jurisdiction where Pan American and any of its subsidiaries does not file Returns that Pan American or any of its subsidiaries is or may be subject to Tax by that jurisdiction in any material respect.

(vii)	To the knowledge of Pan American, no tax enforcement proceedings are currently initiated against Pan American or any of its subsidiaries for failing to timely pay Taxes reported in any Returns.

(viii)

To the knowledge of Pan American, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Pan American or any of its subsidiaries.

(ix)

Pan American and each of its subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(x)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Pan American or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(xi)

The tax attributes of the assets of Pan American and each of its subsidiaries and the amount of the tax loss carry-forwards of Pan American and each of its subsidiaries are accurately reflected in all material respects in the Returns of Pan American and each of its subsidiaries, as applicable, and have not materially and adversely changed since the date of such Returns.

(xii)

Except to the extent permissible by Law, none of Pan American and any of its subsidiaries has been involved in any corporate, commercial or other arrangement or structure for the purpose of avoiding the payment of any material amount Taxes, and has not taken advantage of any amnesty regarding Taxes.

(xiii)

No material payments are due or will become due by Pan American or any of its subsidiaries pursuant to any Tax indemnification agreements made in connection with a sale of shares, sale transfer or swap of assets or any kind of past or future commercial or corporate transaction.

(xiv)

Pan American and each of its subsidiaries has duly and timely collected all material amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted in all material respects to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(xv)

Pan American and each of its subsidiaries carrying on business in Canada is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and any provincial sales tax equivalent.

(xvi)

Neither Pan American nor any of its subsidiaries have ever in any material respects, directly or indirectly, transferred any property to, or supplied any services to, or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom they were not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services.

(xvii)	There are no circumstances in which Pan American or any of its subsidiaries could be liable under section 160 of the Tax Act for the Taxes of another person.

(xviii)

There are no circumstances existing, to the knowledge of Pan American, which would result in the application of section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to Pan American or any of its subsidiaries.

(s)	Property.

(i)

The Pan American Concessions are the only mineral tenures that Pan American or any of its subsidiaries have any legal or equitable interest in and that are required to conduct Pan American’s or any of the Pan American Material Subsidiaries’ business as now conducted.

(ii)	The Pan American Lands are the only interests in real property that are required to conduct Pan American’s or any of the Pan American Material Subsidiaries’ business as now conducted.

(iii)

Each of the Pan American Concessions and Pan American Lands is in good standing in all material respects and is held by Pan American or one of its subsidiaries free and clear of all material Liens, and no person has any agreement or right to acquire an interest in such assets.

(iv)

Pan American or its subsidiaries have the right in all material respects to enter upon the Pan American Lands over which the Pan American Concessions are located and, to the knowledge of Pan American, there is no illegal occupation of such Pan American Lands by any person.

(v)

There are no adverse claims, actions, suits or proceedings pending or, to the knowledge of Pan American, that are threatened, affecting or which could materially affect the title to or ownership by Pan American or its subsidiaries of, or the right to explore, the Pan American Concessions.

(vi)

Neither Pan American nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Pan American’s or any of its subsidiaries’ material interests in the Pan American Concessions.

(vii)

No material dispute exists or, to the knowledge of Pan American, is pending or threatened in connection with the ownership, access to or use of any Pan American Concession or Pan American Lands between Pan American or any of its subsidiaries and: (i) any surface landowner; (ii) other mining companies, or (iii) a concessionaire of hydrocarbon rights; or (iii) any Governmental Entity.

(t)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Pan American Material Adverse Effect:

(i)

Any and all operations of Pan American and each of the Pan American Material Subsidiaries and, to the knowledge of Pan American, any and all operations by third parties, on or in respect of the assets and properties of Pan American or any of its subsidiaries, have been conducted in a good, workmanlike and efficient manner in accordance with sound mining and other applicable Canadian mining industry standards and practices and in material compliance with applicable Laws; and

(ii)	To the knowledge of Pan American, are no operational, geotechnical or structural issues relating to the operations on the Pan American Concessions or Pan American Lands.

(u)

Mineral Reserves and Resources. Pan American is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby. The most recent estimated proven and probable mineral reserves and indicated, measured and inferred mineral resources disclosed in the Pan American Public Disclosure Record prior to the date of this Agreement, have been prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and in all material respects in accordance with all applicable Laws, including NI 43-101. The information provided by Pan American to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of Pan American and its subsidiaries from the amounts disclosed in the Pan American Public Disclosure Record, other than depletion from ordinary course mining operations.

(v)	Technical Reports.

(i)

The La Colorada project, Dolores project, Morococha project, Huaron project, San Vincente project, Joaquin project, Manantial-Espejo project and the Navidad project are the only material properties of Pan American for the purposes of NI 43-101;

(ii)	The following technical reports prepared by or for Pan American:

(A)

Martin Wafforn, P. Eng., Christopher Emerson, FAusIMM., and Americo Delgado, P. Eng., entitled “Technical Report for the Joaquin Property, Santa Cruz, Argentina - Pre-feasibility Study” dated January 31, 2018 with an effective date of November 30, 2017;

(B)

Martin Wafforn, P. Eng., Christopher Emerson, FAusIMM., and Americo Delgado, P. Eng., entitled “Technical Report for the Dolores Property, Chihuahua, Mexico” dated March 21, 2017 with an effective date of December 31, 2016;

(C)

Martin Wafforn, P. Eng., Michael Steinmann, P. Geo., and Americo Delgado, P. Eng., entitled “Technical Report for the San Vicente Property, Potosí, Bolivia” dated July 13, 2015 with an effective date of December 31, 2014;

(D)

Martin Wafforn, P. Eng., Michael Steinmann, P. Geo., and Americo Delgado, P. Eng., entitled “Technical Report for the Morococha Property, Yauli, Peru” dated November 12, 2014 with an effective date of June 30, 2014;

(E)

Martin Wafforn, P. Eng., Michael Steinmann, P. Geo., and Americo Delgado, P. Eng., entitled “Technical Report for the Huaron Property, Pasco, Peru” dated October 29, 2014 with an effective date of June 30, 2014;

(F)

Martin Wafforn, P. Eng. and Michael Steinmann, P. Geo., entitled “Technical Report Preliminary Economic Analysis for the Expansion of the La Colorada Mina Zacatecas, Mexico” dated January 30, 2014 with an effective date of December 31, 2013;

(G)

Douglas C.J. Austin, P.E., P. Eng., Martin Wafforn P.Eng., Herb Welhener, M.M.S.A., Michael Steinmann, P. Geo., Thomas L. Drielick, P.E. and Pamela De Mark, P.Geo, entitled “Pan American Silver Corp.: Navidad Project, Chubut Province, Argentina: Preliminary Assessment” dated January 14, 2011; and

(H)	Michael Steinmann, P. Geo, entitled “Manantial-Espejo Project Canadian Standard NI 43-101, Santa Cruz Province, Argentina” dated March 16, 2006,

(collectively, the “Pan American Technical Reports”) at the respective time of filing thereof complied in all material respects with the requirements of NI 43-101, were prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(iii)

Pan American or its corporate predecessors made available to the authors of the Pan American Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none such information contained any misrepresentation at the time such information was so provided. All of the material assumptions underlying the resource estimates in the Pan American Technical Reports are reasonable and appropriate.

(iv)

There has been no change, to Pan American’s knowledge, in mineral resources, mineral reserves or economic analysis from the Pan American Technical Reports that constitutes a material change in relation to Pan American or that otherwise would require the filing of a new technical report under NI 43-101.

(w)

Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of Pan American or any of its subsidiaries, including the Pan American Concessions and Pan American Lands, has been given or commenced, nor, to the knowledge of Pan American, is any such proceeding or notice threatened.

(x)

Permits. Each of Pan American and its subsidiaries has obtained, and is in compliance with, all Permits required by applicable Laws, other than Permits with which non-compliance with would not result in a Pan American Material Adverse Effect, or necessary to conduct its current business as is now being conducted, other than Permits which non-compliance with would not result in a Pan American Material Adverse Effect. To the knowledge of Pan American, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct Pan American’s or its subsidiaries’ current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in a Pan American Material Adverse Effect.

(y)	Environmental Matters. To the knowledge of Pan American, each of Pan American and its subsidiaries and their respective businesses, operations, and properties:

(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(A) is not a party to any material litigation or administrative proceeding, nor to Pan American’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws; and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

(iv)

is not involved in operations and does not know of any facts, circumstances or conditions, including the release of any Hazardous Substance that would reasonably be expected to result in any material Environmental Liabilities.

(z)

Health and Safety. There are no material claims, investigations or inquiries pending against Pan American or any of its subsidiaries (or naming Pan American or any of its subsidiaries as a potentially responsible party) based on non- compliance with any applicable health and safety Laws at any of the operations relating to the Pan American Mines.

(aa)

Cultural Heritage. None of the areas covered by the Pan American Mines (including any constructions, remains or similar elements located on them) have been declared as a “Protected Archaeological Site” by any Governmental Entity.

(bb)	Labour and Employment. No labour strike, lock-out, slowdown or work stoppage is pending against or directly affecting Pan American or any of its facilities.

(cc)

Compliance with Laws. Pan American and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Pan American Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(dd)

Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Pan American or any of its subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Pan American or any of its subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings, that would, individually or in the aggregate, reasonably be expected to cause a Pan American Material Adverse Effect.

(ee)

Administration and Receivership. To the knowledge of Pan American, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to Pan American or any of its subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of Pan American or any of its subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).

(ff)

Voluntary Arrangement, Etc. Neither Pan American nor any of the Pan American Material Subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(gg)

Related Party Transactions. Other than among Pan American and its Subsidiaries, there are no Contracts or other transactions currently in place between Pan American or any of its subsidiaries, on the one hand, and, on the other hand: (i) any Pan American Shareholder of record or, to the knowledge of Pan American, beneficial owner of five percent (5%) or more of the Pan American Shares; (ii) any officer or director of Pan American or any of its subsidiaries; or (iii) to the knowledge of Pan American, any affiliate or associate of any such, officer, director, Pan American Shareholder of record or beneficial owner.

(hh)

Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon Pan American or any of the Pan American Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect (i) any business practice, (ii) any acquisition or disposition of property, or (iii) the conduct of the business, as currently conducted.

(ii)

Sufficient Funds Available. Pan American has sufficient funds, or has made adequate arrangements for financing to ensure that it will have sufficient funds to pay (i) the cash portion of the aggregate Consideration to be paid pursuant to the Arrangement at the Effective Time; and (ii) the Termination Fee or expense reimbursement pursuant to section 7.4.9.

(jj)	Issuance of Pan American Shares and CVRs.

(i)

The Pan American Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly authorized and validly issued as fully paid and non-assessable common shares in the capital of Pan American, free and clear of all Liens (other than Liens created by the holders thereof), freely tradeable under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities) and will be freely transferable securities under U.S. Securities Laws (other than to “affiliates” of Pan American and former “affiliates” of Tahoe, as such term is defined in Rule 144 under the U.S. Securities Act) and listed and posted for trading on the TSX and the Nasdaq and are not and will not be subject to or issued in violation of, any pre-emptive rights or back-in rights;

(ii)

The CVRs to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly and validly created free and clear of all Liens (other than Liens created by the holders thereof), freely tradeable under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities) and will be freely transferable securities under U.S. Securities Laws (other than to “affiliates” of Pan American and former “affiliates” of Tahoe, as such term is defined in Rule 144 under the U.S. Securities Act); and

(iii)

The Pan American Shares to be issued upon the conversion of the CVRs pursuant to the Rights Indenture have been duly and validly reserved for issuance and will, when issued pursuant to the Rights Indenture, be duly authorized and validly issued as fully paid and non-assessable common shares in the capital of Pan American, free and clear of all Liens (other than Liens created by the holders thereof), freely tradeable under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities) and will be freely transferable securities under U.S. Securities Laws (other than to “affiliates” of Pan American and former “affiliates” of Tahoe, as such term is defined in Rule 144 under the U.S. Securities Act) and listed and posted for trading on the TSX and Nasdaq and are not and will not be subject to or issued in violation of, any pre-emptive rights or back-in rights.

(kk)	Insurance. Pan American and its subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development.

(ll)

Data Room. All Data Room Information provided by Pan American to Tahoe was accurate in all material respects as at its respective date as stated therein, or, if any such Data Room Information is undated, as of the date of its delivery to Pan American’s Data Room Information website. Additionally, all information provided to Tahoe in relation to Tahoe’s due diligence requests, including information not provided in the Data Room Information, is accurate and complete in all material respects as at its respective date as stated therein. There has been no change to the Data Room Information or any other information provided to Tahoe since the date posted to the Data Room Information website or provided to Tahoe, as the case may be that is material to Pan American, except has been disclosed in the Pan American Public Disclosure Record or in a more recently posted document in the Data Room Information or other information provided to Tahoe.

(mm)	Corrupt Practices Legislation.

(i)

Neither Pan American nor any of its subsidiaries, nor, to Pan American’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Pan American or any of its subsidiaries has offered or given, and Pan American is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)

influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for Pan American or any of its subsidiaries in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Pan American or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Pan American or the subsidiary in obtaining or retaining business for, with, or directing business to, any person.

(ii)

There have been no actions taken by Pan American, any of its subsidiaries or, to the knowledge of Pan American, by any persons on behalf of Pan American or any of its subsidiaries, that would cause Pan American or its subsidiaries or such persons to be in violation of the Corruption Acts or any similar legislation in any jurisdiction in which Pan American or any of its subsidiaries conduct their business and to which Pan American or any of its subsidiaries may be subject.

(iii)	The financial records of Pan American and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

(iv)

There are no proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which Pan American and its subsidiaries conduct their business pending against Pan American or any of its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Pan American or any of its subsidiaries, or to the knowledge of Pan American, threatened against or affecting, Pan American or any of its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Pan American or any of its subsidiaries.

(nn)

Anti-Money Laundering. The operations of Pan American and its subsidiaries are in material compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which Pan American or the subsidiary is subject, including the Money Laundering Laws, and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving Pan American or any of its subsidiaries with respect to the Money Laundering Laws is pending.

(oo)

NGOs and Community Groups. No material dispute between Pan American or any of its subsidiaries and any non-governmental organization, community, community group, First Nations, aboriginal or indigenous peoples or aboriginal or indigenous group exists or, to the knowledge of Pan American, is threatened with respect to any of Pan American’s or any of its subsidiaries’ properties or operations.

(pp)	Not an Investment Company. Pan American is not registered or required to be registered as an “investment company” pursuant to the U.S. Investment Company Act.

(qq)	Foreign Private Issuer. Pan American is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(rr)	Ownership of Tahoe Shares or other Securities. Neither Pan American nor any of its affiliates own any Tahoe Shares or any other securities of Tahoe.

(ss)	Investment Canada Act. Pan American is not a state-owned enterprise and is a WTO Investor, as defined in the Investment Canada Act.

4.2	Survival of Representations and Warranties

The representations and warranties of Pan American contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of Tahoe Regarding the Conduct of Business

Tahoe covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement; (ii) as provided in the Tahoe Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made); (iii) as required by applicable Law; or (iv) with the prior written consent of Pan American, such consent not to be unreasonably withheld, conditioned or delayed:

(a)	Tahoe shall and shall cause each of its subsidiaries to:

(i)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice;

(ii)

use commercially reasonable efforts to maintain and preserve intact its business organization, goodwill, properties and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities and others having business relationships with them;

(iii)

fully cooperate and consult through meetings with Pan American, as Pan American may reasonably request, allow Pan American to monitor, and provide input with respect to Tahoe’s direction and control of,

(A)	activities relating to operations on the Tahoe Concessions and Tahoe Lands, including community relations; and

(B)

stakeholder engagement including Xinka and indigenous peoples, Xinka representative groups, local governments, church organizations, local communities, nearby landholders, and non- government organizations; and

(C)

(x) communications with and the provision of assistance to the Guatemalan Ministry of Environment, Ministry of Energy and Mines and any other Governmental Entity identified by the Guatemalan Constitutional Court in its October 8, 2018 final order to meet their legal obligations, including but not limited to, execution of an ILO 169 consultation process and preparation of studies required as a condition for reinstatement of permits for the Escobal Project; (y) obtaining a reinstatement of permits and export licenses for the Escobal Project; and (z) resolving the roadblock at the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal Project (collectively, the “Escobal Matters”);

(iv)

provide Pan American and its legal counsel with a reasonable opportunity to review and comment on any proposed public disclosure of results of operations, other technical information or the Escobal Matters prior to such disclosure, and give due and reasonable consideration to any comments made by Pan American and its legal counsel; and

(v)	use commercially reasonable efforts to acquire surface rights necessary for the 2018 life of mine plan for the Shahuindo Project; and

(b)	without limiting the generality of Section 5.1(a), Tahoe shall not, and shall cause each of its subsidiaries not to, directly or indirectly:

(i)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

(ii)	split, combine or reclassify any shares in the capital of Tahoe or any of its subsidiaries;

(iii)

without the consent of Pan American, declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of Tahoe owned by any person or the securities of any of its subsidiaries, other than any dividends payable by a subsidiary to Tahoe or any wholly-owned subsidiary of Tahoe;

(iv)

issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any shares in the capital of Tahoe or its subsidiaries, or any options, warrants, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares in the capital of, or other securities of, Tahoe or any of its subsidiaries, other than the issuance of Tahoe Shares upon the valid exercise of Tahoe Options or vesting of Tahoe DSAs, Tahoe RSAs and Tahoe PSAs outstanding on the date of this Agreement;

(v)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding shares in the capital of, or other securities of Tahoe or any of its subsidiaries;

(vi)	amend the terms of any of the shares in the capital of, or other securities of, Tahoe or any of its subsidiaries;

(vii)	reduce the stated capital of any shares in the capital of, or other securities of, Tahoe or any of its subsidiaries;

(viii)	incorporate, acquire or create any new subsidiary;

(ix)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Tahoe or any of its subsidiaries;

(x)

materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or in accordance with IFRS;

(xi)

sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Tahoe or any of its subsidiaries, including for these purposes mineral product from any Tahoe Concessions or Tahoe Lands, except: (A) sales of inventory or obsolete assets in the ordinary course of business consistent with past practice and (B) other sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of US$1,000,000 (whether individually or in the aggregate);

(xii)	reorganize, amalgamate or merge Tahoe or any of its subsidiaries with any other person;

(xiii)

acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) or agree to acquire, directly or indirectly, any assets, properties, securities, interests or business of any other person, or make any investment or agree to make an investment, either by the purchase of securities of, or contributions of capital to, any other person (other than wholly-owned subsidiaries as of the date of this Agreement) in an amount in excess of US$5,000,000 (whether individually or in the aggregate);

(xiv)

other than as disclosed in the Tahoe Disclosure Letter, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances in an amount in excess of US$15,000,000 (whether individually or in the aggregate);

(xv)

except as permitted in accordance with the terms of the Tahoe Long Term Incentive Plan, Tahoe PSA Plan or Tahoe Benefit Plans: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual contractor or consultant of Tahoe or any of its subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise), indemnification or other benefits payable to, or for the benefit of, any director, officer, employee or individual contractor or consultant of Tahoe or any of its subsidiaries, except in the ordinary course of business consistent with past practice; (C) increase the coverage, contributions, funding requirements or benefits available under the Tahoe Long Term Incentive Plan, Tahoe PSA Plan or Tahoe Benefit Plans or create any new Tahoe Benefit Plan; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual contractor or consultant of Tahoe or any of its subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except in the ordinary course of business consistent with past practice; or (E) take or propose to take any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to: (x) guarantee employment for any period of time for, or preclude the ability of Pan American to terminate the employment or engagement of, any director, officer, employee or individual contractor or consultant of Tahoe or any of its subsidiaries after the Effective Time; (y) require Pan American to continue any benefit plan or to prevent the amendment, modification or termination of any benefit plan after the Effective Date or prohibit Pan American from amending, modifying or terminating any benefit plan or arrangement covering any continuing director, officer, employee or individual contractor or consultant on or after the Effective Date; or (z) constitute an amendment to any benefit plan;

(xvi)

negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any of its officers, directors, employees, agents or individual contractors or consultants, any collective bargaining agreement or any Tahoe Benefit Plan, in each case, other than: (A) in connection with terminating officers, directors, employees, agents or individual contractors or consultants for cause; (B) offer letters entered into in the ordinary course of business, consistent with past practice, that do not provide for severance (except as required by applicable Law) or change in control benefits; (C) consulting agreements entered into in the ordinary course of business consistent with past practice; (D) amendments required by Law; or (E) compensation arrangements that are generally consistent with past practice and entered into with employees hired after the date of this Agreement and who earn an annualized base salary or wage not greater than US$250,000 (or its equivalent);

(xvii)	make any bonus or profit sharing distribution or similar payment of any kind;

(xviii)

hire any person earning an annualized base salary or wage greater than US$250,000 (or its equivalent) or terminate, except for cause, the employment of any person earning an annualized base salary or wage greater than US$250,000 (or its equivalent);

(xix)

settle, pay, discharge, satisfy, compromise, waive, assign or release: (A) any material action, claim or proceeding brought against Tahoe or any of its subsidiaries; (B) any claims, liabilities or obligations in an amount in excess of US$1,000,000 (whether individually or in the aggregate), except claims, liabilities or obligations reflected or reserved against in the Tahoe Financial Statements; or (C) any material rights, claims or benefits of Tahoe or any of its subsidiaries;

(xx)

enter into or extend any agreement or arrangement that provides for: (A) any material limitation or restriction on the ability of Tahoe or any of its subsidiaries or, following the Effective Time, the ability of any of Tahoe’s affiliates, to engage in any type of activity or business, (B) any material limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Tahoe or any of its subsidiaries or, following the Effective Time, all or any portion of the business of any of Tahoe’s affiliates, is or would be conducted, or (C) any material limit or restriction on the ability of Tahoe or any of its subsidiaries or, following the Effective Time, the ability of any of Tahoe’s affiliates, to solicit suppliers, customers, employees, contractors or consultants;

(xxi)

negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between Tahoe or any of its subsidiaries and another person, except in the ordinary course of business;

(xxii)

other than as is necessary to comply with applicable Laws, any written employment contract in effect on the date of this Agreement and disclosed in the Tahoe Data Room Information, the Tahoe Long Term Incentive Plan, Tahoe PSA Plan or Tahoe Benefit Plans, engage in any transaction with any related parties;

(xxiii)

(A) enter into any agreement that if entered into prior to the date of this Agreement, would be a Tahoe Material Contract; (B) modify, amend in any material respect, transfer or terminate any Tahoe Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (C) fail to enforce any breach or threatened breach of any Tahoe Material Contract;

(xxiv)

initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement) other than any matters related to the ILO 169 consultation process ordered pursuant to the Guatemalan Constitutional Court’s October 8, 2018 final order and any supplemental judicial orders or directions related to such order or any non-governmental legal challenges related to such order and otherwise in the ordinary course of business;

(xxv)	incur, or commit to, capital expenditures in excess of the amounts set out in Schedule 5.1(b)(xxv);

(xxvi)

enter into, extend, amend or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments, other than in the ordinary course of business consistent with past practice;

(xxvii)

(A) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax; (B) amend any Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax return for the taxation year ended December 31, 2017, except as may be required pursuant to applicable Law; (C) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement; (D) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or (E) settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment;

(xxviii)

(A) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of material rights under, any Permits necessary to conduct its businesses as now conducted; (B) or fail to prosecute in a commercially reasonable manner any pending applications to any Governmental Entities for material Permits;

(xxix)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Tahoe to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(xxx)	agree, resolve or commit to do any of the foregoing;

For greater certainty, nothing in this Section 5.1 shall give Pan American, directly or indirectly, any right to control or direct the operations of Tahoe or any of its subsidiaries.

5.2	Additional Covenants of Tahoe

(a)

Tahoe shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of Tahoe or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6.1, none of Tahoe or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months. Tahoe shall consult with Pan American on any renewals of insurance (or re-insurance) policies.

(b)

Tahoe shall provide Pan American with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Tahoe Material Adverse Effect.

(c)

Tahoe shall promptly notify Pan American of: (i) any material communications (whether oral or written) from a Governmental Entity, including a copy of any written communication, and (ii) any opposition, concerns or threats raised or brought by non-governmental organizations, communities, community groups, First Nations, aboriginal or indigenous peoples or aboriginals or indigenous groups in respect of Tahoe’s or any of its subsidiaries’ current or planned operations that could reasonably be expected to materially impact such operations or title to any of the Tahoe Concessions.

(d)

The Parties acknowledge and agree that all Tahoe Options, Tahoe DSAs, Tahoe PSAs, Tahoe SARs and Tahoe RSAs that are not converted or exercised, whether conditionally or otherwise, prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and Tahoe shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(e)

Tahoe shall prepare, or shall cause to be prepared, and shall file prior to the Effective Date all sales and use Returns of Tahoe and its subsidiaries that are required by Law to be filed on or before the Effective Date or that have not been timely filed when due, and shall remit all sales and use Taxes that are required to be paid in respect of such Returns.

(f)

Tahoe shall keep Pan American reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to Tahoe or any of its subsidiaries).

(g)

Tahoe shall use commercially reasonable efforts to assist Pan American to, immediately prior to, contemporaneously or concurrently with or, if permitted by the lenders and administrative agent under the Tahoe Credit Facility, following the Effective Time: (i) repay and discharge all of the indebtedness, obligations and liabilities of Tahoe owing under the Tahoe Credit Agreement; (ii) terminate the Tahoe Credit Agreement and each of the Loan Documents (as defined in the Tahoe Credit Agreement); and (iii) obtain releases and discharges of the security granted in connection with the Tahoe Credit Agreement.

For greater certainty, nothing in this Section 5.2 shall give Pan American, directly or indirectly, any right to control or direct the operations of Tahoe or any of its subsidiaries.

5.3	Covenants of Tahoe Relating to the Arrangement

Subject to the terms and conditions of this Agreement Tahoe shall and shall cause its subsidiaries to perform all obligations required to be performed by Tahoe or any of its subsidiaries under this Agreement, co-operate with Pan American in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Tahoe shall and, where applicable, shall cause its subsidiaries to:

(a)

promptly, and in any event within five (5) Business Days following the date of this Agreement, provide to Pan American (unless prohibited by the terms of such agreement) a copy of each confidentiality or standstill agreement which has been entered into by Tahoe or any subsidiary of Tahoe and any third party which has not expired or terminated in accordance with its terms;

(b)

subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, use commercially reasonable efforts to cause such members of the Tahoe Board to resign as Pan American may require, at the time and in the manner requested by Pan American, as of the Effective Date, with a nominee of Pan American to be appointed to the Tahoe Board immediately after each such resignation;

(c)

apply for and use commercially reasonable efforts to obtain Canadian Competition Approval and all Key Regulatory Approvals relating to Tahoe or any of its subsidiaries which are typically applied for by an acquiree and, in doing so, keep Pan American reasonably informed as to the status of the proceedings related to obtaining such Canadian Competition Approval and Key Regulatory Approvals, including providing Pan American with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Pan American’s outside counsel on an “external counsel” basis) in order for Pan American to provide its comments thereon, which shall be given due and reasonable consideration. Pan American and its legal advisor shall provide any comments with respect to the materials related to the Canadian Competition Approval and Key Regulatory Approvals in a timely manner;

(d)

use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Tahoe Material Contracts to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement relating to Tahoe or any of its subsidiaries;

(e)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Tahoe or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f)	provide such assistance as may be reasonably requested by Pan American for the purposes of convening and holding the Pan American Meeting;

(g)

make available or cause to be made available to Pan American and its agents and advisors, information reasonably requested by Pan American for the purpose of preparing, considering and implementing integration and strategic plans for the combined businesses of Pan American and Tahoe following completion of the Arrangement and confirming the representations and warranties of Tahoe set out in Section 3.1 of this Agreement;

(h)

use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Pan American Shares and the CVRs to Tahoe Shareholders in exchange for their Tahoe Shares and the issuance of the Replacement Options to Tahoe Optionholders in exchange for their Tahoe Options pursuant to the Arrangement; and

(i)

notify Pan American prior to the Effective Time of two directors identified by the Tahoe Board to be appointed to the Pan American Board immediately after the Effective Time, provided that both individuals are members of the Tahoe Board as of the date of this Agreement and are eligible to be directors of Pan American pursuant to applicable Laws.

5.4	Covenants of Pan American Regarding the Conduct of Business

Pan American covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement; (ii) as provided in the Pan American Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made); (iii) as required by applicable Law; or (iv) with the prior written consent of Tahoe, such consent not to be unreasonably withheld, conditioned or delayed:

(a)	Pan American shall and shall cause each Pan American Material Subsidiary to:

(i)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and

(ii)

use commercially reasonable efforts to preserve intact their respective present business organization, goodwill, properties and assets in all material respects, keep available the services of its and their officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities and others having business relationships with them;

(b)	without limiting the generality of Section 5.4(a), Pan American shall not, and shall cause each Pan American Material Subsidiary not to, directly or indirectly:

(i)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

(ii)	split, combine or reclassify any shares in the capital of Pan American or any of its subsidiaries;

(iii)

declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of Pan American owned by any person or the securities of any of its subsidiaries other than, in the case of Pan American, any dividends, distributions or payments paid in the ordinary course consistent with past practice, and in the case of any subsidiary of Pan American, any dividends, distributions or payments payable to Pan American or any wholly-owned subsidiary of Pan American or any of their respective shareholders;

(iv)

issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any shares in the capital of Pan American or its subsidiaries (other than, in the case of subsidiaries, to affiliates), or any options, warrants, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares in the capital of, or other securities of, Pan American or any of its subsidiaries, other than upon the valid exercise of Pan American Options or vesting of Pan American RSUs outstanding on the date of this Agreement or the grant of Pan American Shares, Pan American Options or Pan American RSUs in the ordinary course under the Pan American Long Term Incentive Plan;

(v)	amend the terms of any of the shares in the capital of, or other securities of Pan American;

(vi)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Pan American or any Pan American Material Subsidiary;

(vii)

materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or in accordance with IFRS;

(viii)	reorganize, amalgamate or merge Pan American or any of its subsidiaries with any other person;

(ix)	reduce the stated capital of any shares in the capital of Pan American;

(x)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Pan American to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(xi)	agree, resolve or commit to do any of the foregoing.

(c)

Pan American shall provide Tahoe with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Pan American Material Adverse Effect.

For greater certainty, nothing in this Section 5.4 shall give Tahoe, directly or indirectly, any right to control or direct the operations of Pan American or any of its subsidiaries.

5.5	Covenants of Pan American Relating to the Arrangement

Subject to the terms and conditions of this Agreement, Pan American shall and shall cause its subsidiaries to perform all obligations required to be performed by Pan American or any of its subsidiaries under this Agreement, co-operate with Tahoe in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make, as soon as reasonably practicable, effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Pan American shall and, where applicable, shall cause its subsidiaries to:

(a)

apply for and use commercially reasonable efforts to obtain Canadian Competition Approval and all Key Regulatory Approvals relating to Pan American or any of its subsidiaries which are typically applied for by an acquirer and, in doing so, keep Tahoe reasonably informed as to the status of the proceedings related to obtaining such Canadian Competition Approval and Key Regulatory Approvals, including providing Tahoe with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Tahoe’s outside counsel on an “external counsel” basis) in order for Tahoe to provide its comments thereon, which shall be given due and reasonable consideration. Tahoe and its legal advisors shall provide any comments with respect to the materials related to the Canadian Competition Approval and Key Regulatory Approvals in a timely manner;

(b)

use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Pan American Material Contracts to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement relating to Pan American or any of its subsidiaries;

(c)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Pan American or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(e)	provide such assistance as may be reasonably requested by Tahoe for the purposes of convening and holding the Tahoe Meeting;

(f)

use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Pan American Shares and the CVRs to Tahoe Shareholders in exchange for their Tahoe Shares and the issuance of the Replacement Options to Tahoe Optionholders in exchange for their Tahoe Options pursuant to the Arrangement;

(g)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the Nasdaq of the Pan American Shares to be issued in accordance with the terms of the Plan of Arrangement;

(h)

prior to the Effective Time, Pan American shall register the CVRs as a class of equity securities under Section 12(g) of the U.S. Exchange Act by filing the applicable form, which form shall comply in all material respects with the applicable provisions of the U.S. Exchange Act, within the time periods required by the U.S. Exchange Act; provided, however, that no such filing shall be required if it shall be determined that there are not the requisite number of holders of CVRs to require registration under Section 12(g) of the U.S. Exchange Act;

(i)	vote any Tahoe Shares held by it on the record date for the Tahoe Meeting in favour of the Tahoe Resolution;

(j)

take all actions to ensure that the Pan American Board immediately after the Effective Time shall include two directors identified by the Tahoe Board, provided that both individuals are members of the Tahoe Board as of the date of this Agreement and are eligible to be directors of Pan American pursuant to applicable Laws;

(k)	take all actions to enter into the Rights Indenture prior to the Effective Time; and

(l)	on the Effective Date, file one or more registration statements on Form S-8 with the SEC to register the issuance of Pan American Shares upon exercises of the Replacement Options.

5.6	Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms of this Agreement, during the period from the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals and the Canadian Competition Approval required to be obtained by it; (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)

it shall cooperate with the other Party in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals, including providing or submitting to the Commissioner or any other Governmental Entities on a timely basis, and as promptly as practicable, all documentation and information that is required, requested, or reasonably advisable, in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals;

(c)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Plan of Arrangement or to prevent, materially delay or materially impede the transactions contemplated hereby;

(d)	take all commercially reasonable actions within its control to ensure that the representations and warranties in Section 3.1, in the case of Tahoe, and Section 4.1, in the case of Pan American:

(i)	that are qualified by reference to a Tahoe Material Adverse Effect, Pan American Material Adverse Effect or materiality, remain true and correct in all respects; or

(ii)

that are not qualified by reference to a Tahoe Material Adverse Effect, Pan American Material Adverse Effect or materiality, remain true and correct in all material respects; as of the Effective Date as if such representations and warranties were made at and as of such date except to the extent such representations and warranties speak as of an earlier date; and

(e)	promptly notify the other Party of:

(i)

any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);

(ii)	any material communication from any Governmental Entity in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iii)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

5.7	Contemplated Reorganization Transaction

(a)	Upon request by Pan American, Tahoe shall use its commercially reasonable efforts, and shall cause each of its subsidiaries to:

(i)

effect such reorganizations of Tahoe’s or its subsidiaries’ business, operations and assets as Pan American may reasonably request, including amalgamations, wind-ups, settling intercompany loans, capitalizing intercompany loans, and any other transaction (each a “Contemplated Reorganization Transaction”); and

(ii)

co-operate with Pan American and its advisors in order to determine the manner in which any such Contemplated Reorganization Transaction might most effectively be undertaken; provided that any Contemplated Reorganization Transaction: (A) is not, in the opinion of Tahoe or Tahoe’s counsel, acting reasonably, prejudicial to the affected Tahoe Securityholders; (B) does not require Tahoe to obtain the approval of any Tahoe Securityholders and does not require Pan American to obtain the approval of Pan American Shareholders; (C) does not impede, delay or prevent the satisfaction of any other conditions set forth in Article 6; (D) does not impair, impede or delay the consummation of the Arrangement; (E) does not result in any breach by Tahoe or any of its subsidiaries of any Material Contract or authorization or any breach by Tahoe of Tahoe’s constating documents or by any of its subsidiaries of their respective organizational documents or Law; (F) does not require the directors, officers, employees or agents of Tahoe or its subsidiaries to take any action in any capacity other than as a director, officer or employee; (G) does not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Tahoe Securityholders; (H) does not materially interfere with Tahoe’s operations prior to the Effective Time; and (I) shall become effective as close as reasonably practicable prior to the Effective Date.

(b)

Pan American shall provide written notice to Tahoe of any proposed Contemplated Reorganization Transaction at least ten (10) Business Days prior to the Effective Date. Upon receipt of such notice, Pan American and Tahoe shall prepare all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Contemplated Reorganization Transaction prior to the time it is to be effected, including obtaining any documents or certificates required to effect such a transaction. If the Arrangement is not completed, Pan American shall: (i) forthwith reimburse Tahoe for all costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Contemplated Reorganization Transaction; and (ii) indemnify Tahoe, its subsidiaries and their respective directors, officers, employees, agents and representatives for any liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Contemplated Reorganization Transaction, or to reverse or unwind any Contemplated Reorganization Transaction. The obligations of Pan American under this Section 5.7(b) shall survive termination of this Agreement. Pan American agrees that any Contemplated Reorganization Transaction will not be considered in determining whether a representation, warranty or covenant of Tahoe under this Agreement has been breached (including where any such Contemplated Reorganization Transaction requires the consent of any third party).

5.8	Employment Agreements, Severance and Resignations

(a)

The Parties acknowledge that the Arrangement will result in a “change of control” (or a term of similar import) for purposes of Tahoe’s employment agreements and under the Tahoe Benefit Plans (including the Tahoe Long Term Incentive Plan and the Tahoe PSA Plan). From and after the Effective Date, Pan American shall cause Tahoe to honour all of the obligations of Tahoe and any of its subsidiaries under those employment, retention bonus and fee agreements and severance arrangements of Tahoe which are disclosed in Schedule 5.8 of the Tahoe Disclosure Letter; provided that the provisions of this Section 5.8 shall not give any employees of Tahoe or any of its subsidiaries any right to continued employment or impair in any way the right of Pan American or any of its subsidiaries to terminate the employment of any employees in accordance with applicable Law and the provisions of such arrangements.

(b)

On or before the Effective Time, Tahoe shall use its commercially reasonable efforts to have those directors and officers of Tahoe and its subsidiaries as are specified by Pan American deliver to Pan American resignations and mutual releases in such form as is acceptable to Pan American, acting reasonably, in favour of Tahoe and its subsidiaries.

(c)

If shares or other interests in Tahoe’s subsidiaries are held in trust by any third person, at the Effective Time Tahoe shall deliver or cause such shares or other interests to Pan American or Pan American’s nominee.

5.9	Tax Rollover

An Eligible Holder who is entitled to receive Pan American Shares pursuant to the Plan of Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law), to have the Eligible Holder’s disposition of Tahoe Shares pursuant to the Plan of Arrangement occur on a full or partial rollover basis.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Tahoe Resolution shall have been approved and adopted by the Tahoe Shareholders at the Tahoe Meeting in accordance with the Interim Order;

(b)	the Pan American Resolutions shall have been approved and adopted by the Pan American Shareholders at the Pan American Meeting;

(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Tahoe and Pan American, acting reasonably, on appeal or otherwise;

(d)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other restraining order, judgment or decree against Pan American or Tahoe which shall prevent the consummation of the Arrangement;

(e)

no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, (ii) enjoins or prohibits the Plan of Arrangement or the transactions contemplated by this Agreement, or (iii) renders this Agreement unenforceable or frustrates the purpose and intent hereof;

(f)

the Pan American Shares and the CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares pursuant to the Plan of Arrangement shall be (i) exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption, (ii) shall be freely transferable under applicable U.S. Securities Laws (other than as applicable to “affiliates” of Pan American and former “affiliates” of Tahoe, as such term is defined in Rule 144 under the U.S. Securities Act), and (iii) shall be registered to the extent required by Section 12(g) of the U.S. Exchange Act; provided, however, that Tahoe shall not be entitled to rely on the provisions of this Section 6.1(f) in failing to complete the transactions contemplated by this Agreement in the event that Tahoe fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption, that Pan American will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.3;

(g)

the Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options pursuant to the Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption;

(h)	the Canadian Competition Approval;

(i)	the Key Regulatory Approvals shall have been obtained;

(j)	this Agreement shall not have been terminated in accordance with its terms; and

(k)

the distribution of the Pan American Shares and CVRs (and the Pan American Shares issuable pursuant to the CVRs) pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities).

6.2	Additional Conditions Precedent to the Obligations of Pan American

The obligations of Pan American to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Pan American and may be waived by Pan American at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Pan American may have):

(a)

all other covenants of Tahoe under this Agreement to be performed on or before the Effective Time shall have been duly performed by Tahoe in all material respects, and Pan American shall have received a certificate from Tahoe addressed to Pan American and dated the Effective Date, signed on behalf of Tahoe by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(b)

all representations and warranties of Tahoe set forth in this Agreement shall be true and correct (disregarding for this purpose all materiality or Tahoe Material Adverse Effect qualifications contained therein) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except (1) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement, or (2) where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in a Tahoe Material Adverse Effect, and Pan American shall have received a certificate from Tahoe addressed to Pan American and dated the Effective Date, signed on behalf of Tahoe by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(c)

other than any matters related to the ILO 169 consultation process ordered by the Guatemalan Constitutional Court’s October 8, 2018 final order and any supplemental judicial orders or directions relating to such order or any non-governmental legal challenges related to such order, no action, suit, proceeding or Tax reassessment, shall have been taken, threatened or pending under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, would result in a Tahoe Material Adverse Effect, (ii) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect, or (iii) prohibits or limits the ownership or operation by Pan American or any of its affiliates of any material portion of the business or assets of Tahoe or compels Pan American or any of its affiliates to dispose of or hold separate any material portion of the business or assets of Tahoe as a result of the Arrangement;

(d)

since the date of this Agreement, there shall not have been any Tahoe Material Adverse Effect and Pan American shall have received a certificate from Tahoe addressed to Pan American and dated the Effective Date, signed on behalf of Tahoe by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date; and

(e)	Dissent Rights shall not have been exercised by holders of more than five percent (5%) of the Tahoe Shares.

6.3	Additional Conditions Precedent to the Obligations of Tahoe

The obligations of Tahoe to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Tahoe and may be waived by Tahoe at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Tahoe may have):

(a)

all covenants of Pan American under this Agreement to be performed on or before the Effective Time shall have been duly performed by Pan American in all material respects, and Tahoe shall have received a certificate from Pan American, addressed to Tahoe and dated the Effective Date, signed on behalf of Pan American, by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

(b)

all representations and warranties of Pan American set forth in this Agreement shall be true and correct (disregarding for this purpose all materiality or Pan American Material Adverse Effect qualifications contained therein) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement, or (ii) where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in Pan American Material Adverse Effect, and Tahoe shall have received a certificate from Pan American, addressed to Tahoe and dated the Effective Date, signed on behalf of Pan American by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

(c)

no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) results in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Pan American Material Adverse Effect, or (ii) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect;

(d)

since the date of this Agreement, there shall not have been any Pan American Material Adverse Effect and Tahoe shall have received a certificate from Pan American, addressed to Tahoe and dated the Effective Date, signed on behalf of Pan American, as applicable, by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(e)	Pan American shall have complied with its obligations under Section 2.11 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby;

(f)

Pan American shall have delivered evidence satisfactory to Tahoe of the conditional approval of the listing and posting for trading on the TSX and the Nasdaq, as applicable, of the Pan American Shares to be issued as Consideration pursuant to the Plan of Arrangement and the Pan American Shares issuable on conversion of the CVRs, subject only to conditions that are customary for the TSX and the Nasdaq in such transactions;

(g)	Pan American, Minera San Rafael SA and Computershare Trust Company of Canada, as rights agent, shall have entered into the Rights Indenture.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released upon delivery by the Parties of written confirmation of the Effective Date. For greater certainty and notwithstanding anything else in this Agreement, the conditions set forth in this Article 6 for the benefit of a Party are the only conditions to such Party’s obligations to complete the Arrangement.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement, until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any respect on the date of this Agreement, or at the Effective Time;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 6.1, Section 6.2 or Section 6.3, as the case may be.

Pan American may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(c)(iv) and Tahoe may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(v) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten (10) Business Days from such notice, and then only if such matter has not been cured by such date. If such written notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Tahoe Material Adverse Effect or a Pan American Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2	Tahoe Non-Solicitation

7.2.1          Except as otherwise expressly provided in this Section 7.2, Tahoe shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Tahoe or any of its subsidiaries (collectively, the “Tahoe Representatives”) or any subsidiary (and Tahoe shall cause the Tahoe Representatives and its subsidiaries not to):

(a)

make, solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement in accordance with Section 7.2.3)) any offer, proposal, expression of interest or inquiry that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Pan American or any of its affiliates) regarding an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; provided that Tahoe or its Representatives shall be permitted to: (i) communicate with any person solely for the purposes of clarifying the terms of any offer, proposal, expression of interest or inquiry made by such person, and (ii) advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal if the Pan American Board has so determined in compliance with the terms of this Article 7;

(c)

remain neutral with respect to, or agree to, approve, accept, endorse or recommend, or propose publicly to agree to, approve, accept, endorse or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding three (3) Business Days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of this Section 7.2.1(c);

(d)

accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement in accordance with Section 7.2.3);

(e)	make a Tahoe Change in Recommendation; or

(f)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Tahoe Board of the transactions contemplated hereby.

7.2.2          Except as otherwise provided in this Section 7.2, Tahoe shall, and shall cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation with any persons conducted heretofore by Tahoe, its subsidiaries or any Tahoe Representatives with respect to any Acquisition Proposal, and, in connection therewith, Tahoe shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible, and in any event no later than two (2) Business Days following the date of this Agreement, request, to the extent that it is entitled to do so (and use its commercially reasonable efforts to ensure that such requests are observed) the return or destruction of all confidential information regarding Tahoe and its subsidiaries previously provided to any such person or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding Tahoe and its subsidiaries. Tahoe agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend, modify or release any person from any provision of any existing confidentiality agreement or any standstill agreement to which Tahoe or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions thereof, or permission to make a take-over bid for the Tahoe Shares, pursuant to the express terms of any such agreement, or any standstill provisions thereof as a result of the entering into, or the announcement of, this Agreement by Tahoe shall not be a violation of this Section 7.2.2) . Tahoe shall promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of its subsidiaries is party.

7.2.3          Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the approval by the Tahoe Shareholders of the Tahoe Resolution, provided that Tahoe is then in compliance with all of its obligations under this Agreement (including under Sections 7.2.1 and 7.2.2), Tahoe receives a bona fide unsolicited written Acquisition Proposal that:

(a)

the Tahoe Board determines in good faith, after consultation with the Tahoe Financial Advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal; and

(b)

the Tahoe Board determines in good faith, after consultation with outside legal counsel that failure to furnish information with respect to Tahoe and its subsidiaries to the person making such Acquisition Proposal or participate in discussions or negotiations with such person would be inconsistent with its fiduciary duties under applicable Law, then Tahoe may, provided it has first complied with Section 7.2.4 and has first entered into, and provided to Pan American an executed copy of, a confidentiality and standstill agreement with such person (the terms of which shall no more favourable to such person than the Confidentiality Agreement):

(c)	furnish information with respect to Tahoe and its subsidiaries to the person making such Acquisition Proposal; or

(d)	participate in discussions or negotiations with the person making such Acquisition Proposal,

provided that Tahoe shall not, and shall not allow its Tahoe Representatives to, disclose any non-public information to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Pan American.

7.2.4          Tahoe shall promptly (and in any event within twenty-four (24) hours of receipt by Tahoe, any of its subsidiaries or any Tahoe Representative) notify Pan American, at first orally and then in writing, of: (i) any offer, proposal, expression of interest or inquiry (orally or in writing) relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, (ii) any request for discussions or negotiations relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, and (iii) any request for non-public information relating to Tahoe or any of its subsidiaries or for access to the properties, books or records of Tahoe or any of its subsidiaries in connection with any actual or potential Acquisition Proposal, in each case received on or after the date of this Agreement, of which Tahoe or any of its subsidiaries, or any of its or their Representatives, is or becomes aware, or any changes, amendments or modifications to any of the foregoing. Such notice shall include a description of the terms and conditions of any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request, the identity of the person making such Acquisition Proposal or such offer, proposal, expression of interest, inquiry or request, a copy of such offer, proposal, expression of interest, inquiry or request and all material written communications related thereto and provide such other material details of such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request which are known to Tahoe. Tahoe shall keep Pan American fully informed on a prompt basis of the status of, including any change, amendment or modification to the terms, and details of any discussion or negotiations with respect to, any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request and Tahoe shall respond promptly to all inquiries by Pan American with respect thereto.

7.2.5          Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement, and prior to the approval of the Tahoe Shareholders of the Tahoe Resolution, provided that Tahoe is then in compliance with all of its obligations under this Agreement (including under this Section 7.2), Tahoe receives a bona fide unsolicited written Acquisition Proposal that the Tahoe Board determines in good faith, after consultation with the Tahoe Financial Advisors and its outside legal counsel, constitutes a Superior Proposal, the Tahoe Board may, subject to compliance with the procedures set forth in Section 7.3 and Section 8.2 (including without limitation the payment of the Tahoe Termination Fee), terminate this Agreement in order to enter into a binding written agreement with respect to such Superior Proposal.

7.2.6          Tahoe will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits Tahoe from (x) providing or making available to Pan American and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 7.2 or (y) providing Pan American and its affiliates and Representatives with any other information required to be given to it by Tahoe under this Section 5.1.

7.2.7           Subject to the provisions of Sections 7.2 and 7.3, nothing contained in this Agreement shall prevent Tahoe or the Tahoe Board from calling and holding a meeting of Tahoe Shareholders, or any of them, requisitioned by Tahoe Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

7.3	Right to Match

7.3.1          Tahoe covenants that it shall not approve, accept, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)

Tahoe has complied with its obligations under Section 7.2 and Section 7.3 and has provided Pan American with a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration, a written notice from the Tahoe Board setting out the value or range of values in financial terms that the Tahoe Board, in consultation with the Tahoe Financial Advisor, determined in good faith should be ascribed to such non-cash consideration);

(b)

a period (the “Response Period”) of five (5) Business Days has elapsed from the date that is the later of (i) the date on which Pan American receives written notice from the Tahoe Board that the Tahoe Board has determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal, and (ii) the date Pan American receives a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration, a written notice from the Tahoe Board setting out the value or range of values in financial terms that the Tahoe Board, in consultation with the Tahoe Financial Advisor, determined in good faith should be ascribed to such non-cash consideration) from Tahoe that the Tahoe Board determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal;

(c)

if Pan American has proposed to amend the terms of this Agreement in accordance with Section 7.3.2, then, as required by Section 7.3.2, the Tahoe Board shall have determined in good faith, after consultation with the Tahoe Financial Advisor and outside counsel, that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(d)	Tahoe shall have terminated this Agreement pursuant to Section 8.2.1(d)(ii); and

(e)	Tahoe shall have previously paid or caused to be paid, or concurrently pays or causes to be paid, to Pan American (or as Pan American may direct by notice in writing) the Termination Fee.

7.3.2          During the Response Period, Pan American shall have the right, but not the obligation, to offer to amend the terms of this Agreement and the Plan of Arrangement. During the Response Period, Tahoe shall negotiate in good faith with Pan American to enable Pan American to make such amendments to the terms of this Agreement and the Plan of Arrangement as would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Within five (5) Business Days (the “Review Period”) of any such offer by Pan American to amend the terms of this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration, the Tahoe Board shall review and determine whether the Acquisition Proposal to which Pan American is responding would continue to be a Superior Proposal when assessed against this Agreement and against the Plan of Arrangement as they are proposed by Pan American to be amended. Such determination to be made by the Tahoe Board shall be communicated to Pan American by the end of the Review Period. If the Tahoe Board determines that the Acquisition Proposal to which Pan American is responding would not continue to be a Superior Proposal when assessed against this Agreement and the Plan of Arrangement as they are proposed by Pan American to be amended, Tahoe shall enter into an amendment to this Agreement to give effect to such amendments and the Tahoe Board shall promptly reaffirm its recommendation of the Plan of Arrangement on the same basis as described in Section 2.6(b) by the prompt issuance of a press release to that effect.

7.3.3          Where Tahoe has provided Pan American notice pursuant to Section 7.3.1(b) less than seven (7) calendar days prior to the Tahoe Meeting, if requested to do so by Pan American, Tahoe shall postpone or adjourn the Tahoe Meeting to a date that is not less than seven (7) calendar days and not more than ten (10) calendar days after the date of such notice; provided, however, that in the event that the Tahoe Meeting is so adjourned, the Mailing Deadline and the Outside Date shall be extended by the same number of days as the Tahoe Meeting has been adjourned.

7.3.4          Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Pan American shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.

7.3.5          Notwithstanding any of the provisions of Section 7.2 and 7.3, the Tahoe Board shall have the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid or tender or exchange offer made for the Tahoe Shares that it determines is not a Superior Proposal; provided that:

(a)	Pan American and its counsel have been provided with a reasonable opportunity to review and comment on any such response and the Tahoe Board shall give reasonable consideration to such comments; and

(b)

notwithstanding that the Tahoe Board may be permitted to respond in the manner set out herein to a take-over bid, the Tahoe Board shall not be permitted to make a Tahoe Change in Recommendation unless the provisions of Section 7.2 and 7.3 are met.

7.4	Expenses and Termination Fees

7.4.1          Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2          If a Tahoe Termination Fee Event occurs, Tahoe shall pay, or cause to be paid, to Pan American or as Pan American shall direct (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5.

7.4.3          For the purposes of this Agreement, “Termination Fee” means US$38 million.

7.4.4          For the purposes of this Agreement, “Tahoe Termination Fee Event” means the termination of this Agreement:

(a)	by Pan American pursuant to Section 8.2.1(c)(i) (Tahoe Change in Recommendation);

(b)	by Tahoe pursuant to Section 8.2.1(d)(ii) (Superior Proposal); or

(c)

by either Party pursuant to Section 8.2.1(b)(i) (Effective Time has not occurred before Outside Date) or 8.2.1(b)(iii) (Tahoe Resolution not approved at Tahoe Meeting), but only if, in the case of this paragraph (c), prior to the termination of this Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Tahoe shall have been made or publicly announced by any person (other than Pan American or any of its affiliates) and has not expired or been withdrawn prior to the Tahoe Meeting; and:

(i)	within nine (9) months following the date of such termination any Acquisition Proposal is consummated; or

(ii)

within nine (9) months following the date of such termination Tahoe or one or more of its subsidiaries enters into a binding written agreement in respect of, or the Tahoe Board approves or recommends, such transaction contemplated by (i) above and that transaction is subsequently consummated at any time thereafter; provided that for purposes of this Section 7.4.4(c), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that each reference to “20%” therein shall be deemed to be a reference to “50%”.

7.4.5          If a Tahoe Termination Fee Event occurs pursuant to Section 7.4.4(a), the Termination Fee shall be payable by Tahoe to Pan American within two (2) Business Days following such Tahoe Termination Fee Event. If a Tahoe Termination Fee Event occurs pursuant to Section 7.4.4(b), the Termination Fee shall be paid by Tahoe to Pan American in accordance with Section 7.3.1(e) . If a Tahoe Termination Fee Event occurs in the circumstances set out in 7.4.4(c), the Termination Fee shall be payable by Tahoe to Pan American within two (2) Business Days following the closing of the applicable transaction referred to therein.

7.4.6          For the purposes of this Agreement, “Pan American Termination Fee Event” means the termination of this Agreement by Tahoe pursuant to Section 8.2.1(d)(i) (Pan American Change in Recommendation) or termination of this Agreement by Pan American pursuant to Section 8.2.1(c)(ii) (Alternative Transaction).

7.4.7          If a Pan American Termination Fee Event occurs pursuant to Section 7.4.6, the Termination Fee shall be payable by Pan American to Tahoe within two (2) Business Days following such Pan American Termination Fee Event.

7.4.8          If a Pan American Termination Fee Event occurs, Pan American shall pay, or cause to be paid, to Tahoe or as Tahoe shall direct (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.7.

7.4.9          If this Agreement is terminated by Tahoe or Pan American pursuant to Section 8.2.1(b)(iv), Pan American shall pay, or cause to be paid, to Tahoe or as Tahoe shall direct (by wire transfer of immediately available funds), within two (2) Business Days following such termination, an amount in respect of the fees, costs and expenses incurred by Tahoe in connection with this Agreement and the Plan of Arrangement of US$5 million (the “Pan American Expense Reimbursement”). In the event such termination leads to a Pan American Termination Fee Event under Section 7.4.6, the Termination Fee will be payable under Section 7.4.7 and the amount of Pan American Expense Reimbursement will be credited against the Termination Fee.

7.4.10         Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to a Termination Fee and such Termination Fee is paid in full, the Party receiving the Termination Fee shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.11          Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.4.12          Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.13         For greater certainty, except as provided in Section 7.4.9, a Party shall not be obligated to make more than one payment pursuant to this Section 7.4.

7.5	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause its subsidiaries and their respective officers, directors, employees, contractors, consultants, independent auditors, accounting advisers and agents to, afford to each other Party and to the officers, employees, agents and representatives of each other Party such access as such other Party may reasonably require at all reasonable times, including, in the case of Tahoe, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish such other Party with all data and information as such other Party may reasonably request. In addition, and without limiting the foregoing, each Party shall continue to maintain and update the information in its virtual data room, and shall provide such other Party with access to such data room, up until the Effective Time in respect of any new information that arises after the date of this Agreement that otherwise would have been so disclosed in the virtual data room prior to the date hereof; provided, however, that the foregoing and any investigation or review by a Party and its respective advisors shall not mitigate, diminish or affect the representations, warranties or covenants of another Party contained in this Agreement. The Parties acknowledge and agree that information furnished pursuant to this Section 7.5 shall be “Information” as defined in the Confidentiality Agreement and shall be governed by the Confidentiality Agreement.

7.6	Insurance and Indemnification

7.6.1          Prior to the Effective Dave, Tahoe shall purchase (and fully pay a single premium for) customary “tail” policies of directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as Tahoe’s current insurance carriers providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Time and with terms and conditions (including retentions and limits of liability) no less favourable in the aggregate than the protection provided by the policies maintained by Tahoe which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Pan American will, or will cause Tahoe to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided such policy is available at a reasonable cost.

7.6.2          Pan American agrees that it shall cause Tahoe and its subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Tahoe and its subsidiaries to the extent that they are disclosed in Schedule 7.6.2 of the Tahoe Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.6.2 of the Tahoe Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

7.6.3          If Tahoe or Pan American or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up in any other person and shall not be the continuing or surviving corporation or entity, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of Tahoe or Pan American, as the case may be, shall assume all of the obligations of Tahoe or Pan American, as applicable, set forth in this Section 7.6.

7.6.4          The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Tahoe hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

7.7	Pan American Non-Solicitation

7.7.1          Except as otherwise expressly provided in this Section 7.7, Pan American shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Pan American or any of its subsidiaries (collectively, the “Pan American Representatives”) or any subsidiary (and Pan American shall cause the Pan American Representatives and its subsidiaries not to):

(a)

make, solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement in accordance with Section 7.7.3)) any offer, proposal, expression of interest or inquiry that constitutes, or that would reasonably be expected to lead to, an Alternative Transaction;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Pan American or any of its affiliates) regarding an Alternative Transaction or that reasonably could be expected to constitute or lead to an Alternative Transaction or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Alternative Transaction; provided that Pan American shall be permitted to communicate with any person solely for the purposes of clarifying the terms of any offer, proposal, expression of interest or inquiry made by such person;

(c)

remain neutral with respect to, or agree to, approve, accept, endorse or recommend, or propose publicly to agree to, approve, accept, endorse or recommend any Alternative Transaction (it being understood that publicly taking no position or a neutral position with respect to an Alternative Transaction for a period exceeding three (3) Business Days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of this Section 7.7.1(c);

(d)

accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Alternative Transaction (other than a confidentiality agreement in accordance with Section 7.7.3);

(e)	make a Pan American Change in Recommendation; or

(f)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Pan American Board of the transactions contemplated hereby.

7.7.2          Except as otherwise provided in this Section 7.7, Pan American shall, and shall cause its subsidiaries and Pan American Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Pan American, its subsidiaries or any Pan American Representatives with respect to any Alternative Transaction, and, in connection therewith, Pan American shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible, and in any event no later than two (2) Business Days following the date of this Agreement, request, to the extent that it is entitled to do so (and use its commercially reasonable efforts to ensure that such requests are observed) the return or destruction of all confidential information regarding Pan American and its subsidiaries previously provided to any person who could reasonably be expected to propose an Alternative Transaction or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding Pan American and its subsidiaries. Pan American agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend, modify or release any person from any provision of any existing confidentiality agreement or any standstill agreement to which Pan American or any of its subsidiaries is a party. Pan American shall promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of its subsidiaries is party.

7.7.3          Notwithstanding Sections 7.7.1 and 7.7.2 and any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the approval of the Pan American Shareholders of the Pan American Resolutions, provided that Pan American is then in compliance with all of its obligations under this Agreement (including under Sections 7.7.1 and 7.7.2), Pan American receives a bona fide unsolicited written Alternative Transaction that:

(a)

the Pan American Board determines in good faith, after consultation with the Pan American Financial Advisors and outside legal counsel, constitutes or could reasonably be expected to, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Pan American Shareholders from a financial point of view than the transactions contemplated by this Agreement; and

(b)

the Pan American Board determines in good faith, after consultation with outside legal counsel that failure to furnish information with respect to Pan American and its subsidiaries to the person making such Alternative Transaction or participate in discussions or negotiations with such person would be inconsistent with its fiduciary duties under applicable Law, then Pan American may, provided it has first complied with Section 7.7.4 and has first entered into, and provided to Pan American an executed copy of, a confidentiality agreement with such person (the terms of which shall be no more favourable to such person than the Confidentiality Agreement):

(c)	furnish information with respect to Pan American and its subsidiaries to the person making such Alternative Transaction; or

(d)	participate in discussions or negotiations with the person making such Alternative Transaction.

7.7.4          Pan American shall promptly (and in any event within twenty-four (24) hours of receipt by Pan American, any of its subsidiaries or any Pan American Representative) notify Tahoe, at first orally and then in writing, of: (i) any offer, proposal, expression of interest or inquiry (orally or in writing) relating to, that constitutes or that would reasonably be expected to lead to an Alternative Transaction, (ii) any request for discussions or negotiations relating to, that constitutes or that would reasonably be expected to lead to an Alternative Transaction, and (iii) any request for non-public information relating to Pan American or any of its subsidiaries or for access to the properties, books or records of Pan American or any of its subsidiaries in connection with any actual or potential Alternative Transaction, in each case received on or after the date of this Agreement, of which Tahoe or any of its subsidiaries, or any of its or their Representatives, is or becomes aware, or any changes, amendments or modifications to any of the foregoing. Such notice shall include a description of the terms and conditions of any such Alternative Transaction or offer, proposal, expression of interest, inquiry or request, the identity of the person proposing such Alternative Transaction or such offer, proposal, expression of interest, inquiry or request, a copy of such offer, proposal, expression of interest, inquiry or request and all material written communication relating thereto and provide such other material details of such Alternative Transaction or offer, proposal, expression of interest, inquiry or request which are known to Pan American. Pan American shall keep Tahoe fully informed on a reasonably current basis of the status of, including any change, amendment or modification to the terms, and details of any discussion or negotiations with respect to, any such Alternative Transaction or offer, proposal, expression of interest, inquiry or request and Tahoe shall respond to all inquiries by Pan American with respect thereto.

7.7.5          Notwithstanding anything in this Agreement to the contrary, if at any time following the date of this Agreement and prior to the approval of the Pan American Shareholders of the Pan American Resolutions, provided that Pan American is then in compliance with all of its obligations under this Agreement (including under this Section 7.7), Pan American receives a bona fide unsolicited written Alternative Transaction and the Pan American Board determines in good faith, after consultation with the Pan American Financial Advisors and its outside legal counsel (a) that such Alternative Transaction, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Pan American Shareholders from a financial point of view than the transactions contemplated by this Agreement, and (b) failure to enter into a binding written agreement with respect to such Alternative Transaction would be inconsistent with its fiduciary duties under applicable Law, the Pan American Board may, subject to compliance with the procedures set forth in Section 8.2 (including without limitation, the payment of the Pan American Termination Fee), terminate this Agreement in order to enter into a binding written agreement to implement such Alternative Transaction.

7.7.6          Subject to the provisions of Section 7.7, nothing contained in this Agreement shall prevent Pan American or the Pan American Board from calling and holding a meeting of Pan American Shareholders, or any of them, requisitioned by Pan American Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date of this Agreement, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1          This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Tahoe Resolution by the Tahoe Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Tahoe and Pan American; or

(b)	by either Tahoe or Pan American, if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)

after the date of this Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Tahoe or Pan American from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable shall not be available to any Party unless such Party has used commercially reasonable efforts to, as applicable, appeal or overturn or otherwise have it lifted or rendererd non- applicable in respect of the Arrangement;

(iii)

the Tahoe Resolution shall have failed to receive the requisite vote for approval from Tahoe Shareholders at the Tahoe Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 8.2.1(b)(iii) if the failure to receive the approval from Tahoe Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iv)

the Pan American Resolutions shall have failed to receive the requisite vote for approval from Pan American Shareholders at the Pan American Meeting (including any adjournment or postponement thereof) provided that a Party may not terminate this Agreement pursuant to this Section 8.2.1(b)(iv) if the failure to receive the approval from Pan American Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c)	by Pan American, if:

(i)

the Tahoe Board (A) fails to provide the Tahoe Board Recommendation, (B) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Tahoe Board Recommendation, (C) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal, or (D) fails to reaffirm the Tahoe Board Recommendation within five (5) Business Days (and in any case prior to the Tahoe Meeting) after having been requested in writing by Pan American to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of three (3) Business Days (or beyond the time of the Tahoe Meeting, if sooner) shall be considered a failure of the Tahoe Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “Tahoe Change in Recommendation”);

(ii)

the Pan American Board authorizes Pan American, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to an Alternative Transaction; provided that concurrent with such termination, Pan American pays, or causes to be paid, the Termination Fee payable pursuant to Section 7.7.5;

(iii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iv)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Tahoe set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Pan American is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(v)	without limiting the provisions of subparagraph (iv) above, Tahoe wilfully or materially breaches any of its obligations or covenants set forth in Section 7.2; or

(vi)

the Tahoe Meeting has not occurred on or before the seventy-fifth (75th) day after the date of this Agreement; provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(vi) shall not be available to Pan American if the failure by Pan American to fulfil any obligation hereunder is the cause of, or results in, the failure of the Tahoe Meeting to occur on or before such date.

(d)	by Tahoe, if:

(i)

the Pan American Board (A) fails to provide the Pan American Board Recommendation, (B) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Pan American Board Recommendation, (C) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Alternative Transaction, or (D) fails to reaffirm the Pan American Board Recommendation within five (5) Business Days (and in any case prior to the Pan American Meeting) after having been requested in writing by Tahoe to do so (it being understood that the taking of a neutral position or no position with respect to an Alternative Transaction beyond a period of three (3) Business Days (or beyond the time of the Pan American Meeting, if sooner) shall be considered a failure of the Pan American Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “Pan American Change in Recommendation”);

(ii)

the Tahoe Board authorizes Tahoe, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, Tahoe pays, or causes to be paid, the Termination Fee payable pursuant to Section 7.4;

(iii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iv)	without limiting the provisions of subparagraph (iii) above, Pan American wilfully or materially breaches any of its obligations or covenants set forth in Section 7.2;

(v)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pan American set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Tahoe is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied;

(vi)	Pan American does not provide or cause to be provided to the Depositary, the Consideration in the manner and at the time contemplated by Section 2.11 hereof; or

(vii)

the Pan American Meeting has not occurred on or before the seventy-fifth (75th) day after the date of this Agreement; provided that the right to terminate this Agreement pursuant to this Section 8.2(d)(vii) shall not be available to Tahoe if the failure by Tahoe to fulfil any obligation hereunder is the cause of, or results in, the failure of the Pan American Meeting to occur on or before such date.

8.2.2          The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give written notice of such termination to the other Parties.

8.2.3          If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 9.2(a), 9.4, 9.6, 9.7, as well as the confidentiality provisions of Section 7.5 and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein), shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Tahoe Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Either Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements, covenants or obligations, or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Pan American completes the transactions contemplated by this Agreement, Pan American shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Tahoe:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Tahoe prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of Tahoe or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Pan American shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Pan American:

Suite 1440 – 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6

	Attention:	Christopher Lemon, General Counsel
	E-mail:	[email redacted]

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard St, P.O. Box 48600
Vancouver, British Columbia V7X 1T2

Attention:	Fred R. Pletcher
E-mail:	[email redacted]

(b)	if to Tahoe:

Suite 1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

	Attention:	Cassandra Joseph, Associate General Counsel
	E-mail:	[email redacted]

with a copy (which shall not constitute notice) to:

Zargar Lawyers & Business Strategists
1012-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

	Attention:	Amandeep Sandhu
	E-mail:	[email redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3C2

	Attention:	Paul Stein
	E-mail:	[email redacted]

9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief (including specific performance) to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief (including specific performance) hereby being waived.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

Pan American may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of Pan American, provided that if such assignment and/or assumption takes place, Pan American shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder. Pan American shall provide Tahoe with written notice of such assignment on or before 5:00 p.m. (Vancouver time) on the Business Day following such assignment. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Tahoe Disclosure Letter and Pan American Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Further Assurances

Each Party shall use all commercially reasonable efforts do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Date.

9.9	No Third Party Beneficiaries

Except as provided in Section 7.6, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

9.10	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, the Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

9.11	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.
SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Per:	(signed) Michael Steinmann
Name:	Michael Steinmann
Title:	President, Chief Executive Officer and
Director

0799714 B.C. LTD.

Per:	(signed) Fred R. Pletcher
Name:	Fred R. Pletcher
Title:	Director

TAHOE RESOURCES INC.

Per:	(signed) Charles A. Jeannes
Name:	Charles A. Jeannes
Title:	Director

Signature page to the Arrangement Agreement

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Aggregate Cash Consideration” means US$275,000,000;

(b)

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American, Subco and Tahoe, each acting reasonably;

(c)

“Arrangement Agreement” means the arrangement agreement dated November 14, 2018, between Pan American, Subco and Tahoe, including (unless the context otherwise requires) the Schedules thereto, together with the Tahoe Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)

“Arrangement Resolution” means the special resolution of the Tahoe Shareholders approving this Plan of Arrangement, to be substantially in the form and content of Schedule B to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the Tahoe Shareholders at the Tahoe Meeting;

(e)	“BCBCA” means the Business Corporations Act (British Columbia);

(f)

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours;

(g)	“Cash Consideration” means, for each Tahoe Share, US$3.40 in cash;

(h)	“Cash Election” has the meaning ascribed thereto in Section 3.2(a)(i);

(i)	“Cash Election Shares” has the meaning ascribed thereto in Section 3.3(b);

(j)	“Consideration” means the consideration payable under this Plan of Arrangement to a person who is a Tahoe Securityholder other than Pan American;

(k)	“Court” means the Supreme Court of British Columbia;

(l)	“CRA” means the Canada Revenue Agency;

(m)

“CVR” means a contingent value right of Pan American, each entitling the holder thereof to 0.0497 of a Pan American Share on the terms and conditions governed by the Rights Indenture and issued to Tahoe Shareholders in accordance with the terms of this Plan of Arrangement;

(n)

“Data Room Information” means all information, books, maps, records, reports, files, data, models, papers or other records or documents relating to Tahoe or Pan American and their respective subsidiaries or their respective businesses, contained in the internet-based data room made available to the other Party as in effect at 11:59 pm (Vancouver time) on November 13, 2018, which are the Pan American data room, hosted by Pan American at the weblink: [data room weblink redacted] and the Tahoe data room, hosted by Tahoe at the weblink: [data room weblink redacted];

(o)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

(p)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

(q)	“Dissent Share” means a Tahoe Share in respect of which a Dissenting Shareholder has exercised Dissent Rights in strict accordance with Article 5 of this Plan of Arrangement;

(r)	“Dissenting Shareholder” means a registered Tahoe Shareholder that validly exercises Dissent Rights in respect of all Tahoe Shares held;

(s)

“Effective Date” means the date designated by Pan American, Subco and Tahoe by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(t)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as Tahoe and Pan American may agree upon in writing;

(u)	“Election Deadline” means 4:30 p.m. (Vancouver time) on the third (3rd) Business Day immediately prior to the date of the Tahoe Meeting;

(v)

“Eligible Holder” means a beneficial owner of Tahoe Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person), or (c) an Eligible Non-Resident;

(w)

“Eligible Non-Resident” means a beneficial owner of Tahoe Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and whose Tahoe Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(x)	“Exchange Ratio” means 0.2403;

(y)

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to Tahoe, Pan American and Subco, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of Tahoe, Pan American and Subco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Tahoe, Pan American and Subco, each acting reasonably) on appeal;

(z)

“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the Pan American Shares, the Replacement Options and the CVRs issued pursuant to the Arrangement, in form and substance acceptable to Tahoe and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the Tahoe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Tahoe, Pan American and Subco, each acting reasonably;

(aa)

“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form enclosed with the Tahoe Circular sent in connection with the Tahoe Meeting pursuant to which, among other things, registered Tahoe Shareholders are required to deliver certificates representing Tahoe Shares and Tahoe Shareholders may elect to receive, in accordance with the election procedures set out in Section 3.2 and proration in accordance with Section 3.3, the Cash Consideration or the Share Consideration;

(bb)

“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(cc)	“Merger” shall have the meaning ascribed to such term in Section 3.1(j);

(dd)	“Merged Company” shall have the meaning ascribed to such term in Section 3.1(j);

(ee)	“Pan American” means Pan American Silver Corp.;

(ff)	“Pan American Shares” means common shares in the authorized share structure of Pan American;

(gg)	“Pan American Share Value” means US$14.1490, calculated by dividing US$3.40 by 0.2403;

(hh)	“Parties” means Pan American, Subco and Tahoe, and “Party” means any one of them;

(ii)	“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof;

(jj)	“Replacement Option” means an option or right to purchase Pan American Shares granted by Pan American in replacement of Tahoe Options on the basis set forth in Section 3.1;

(kk)

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value of the Pan American Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Pan American Shares at that time;

(ll)

“Rights Indenture” means the rights indenture to be entered into between Pan American, Minera San Rafael SA and Computershare Trust Company of Canada, as rights agent, setting out the terms and conditions of the CVRs to be issued in accordance with the terms of this Plan of Arrangement;

(mm)	“Section 85 Election” has the meaning ascribed thereto in Section 3.7(a);

(nn)	“Share Consideration” means, for each Tahoe Share, 0.2403 of a Pan American Share;

(oo)	“Share Election” has the meaning ascribed thereto in Section 3.2(a)(ii);

(pp)	“Share Election Shares” has the meaning ascribed thereto in Section 3.3(c);

(qq)	“Subco” means 0799714 B.C. Ltd., a wholly-owned direct subsidiary of Pan American, incorporated under the BCBCA on August 14, 2007;

(rr)	“Tahoe” means Tahoe Resources Inc.;

(ss)	“Tahoe Board” means the board of directors of Tahoe as the same is constituted from time to time;

(tt)

“Tahoe Circular” means the notice of the Tahoe Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Tahoe Securityholders in connection with the Tahoe Meeting, as amended, supplemented or otherwise modified from time to time;

(uu)	“Tahoe Disclosure Letter” means the disclosure letter executed by Tahoe and delivered to Pan American concurrently with the execution of the Arrangement Agreement;

(vv)

“Tahoe DSA” means a right to receive a Tahoe Share that will be issued to a participant upon the passage of time, continued employment by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion;

(ww)	“Tahoe DSA Holder” means a holder of one or more Tahoe DSAs;

(xx)

“Tahoe Long Term Incentive Plan” means the Tahoe Amended and Restated Share Option and Incentive Share Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018, included in the Data Room Information;

(yy)

“Tahoe Meeting” means the special meeting of Tahoe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Tahoe Resolution;

(zz)	“Tahoe Option” means a right and option to purchase one or more Tahoe Shares granted pursuant to the Tahoe Long Term Incentive Plan or otherwise enforceable against Tahoe;

(aaa)

“Tahoe Option In-The-Money-Amount” in respect of a Tahoe Option means the amount, if any, by which the total fair market value of the Tahoe Shares that a holder is entitled to acquire on exercise of the Tahoe Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares at that time;

(bbb)	“Tahoe Optionholders” means, collectively, the holders of one or more Tahoe Options;

(ccc)

“Tahoe PSA” means a unit credited by means of an entry on the books of Tahoe to a participant, representing the right to receive such number of Tahoe Shares from treasury as determined in accordance with the Tahoe PSA Plan;

(ddd)	“Tahoe PSA Holder” means a holder of one or more Tahoe PSAs;

(eee)	“Tahoe PSA Plan” means Tahoe’s Performance Share Award Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018, included in the Data Room Information;

(fff)

“Tahoe RSA” means a Tahoe Share subject to a restricted share award that is issued but which will only be delivered to the participant upon the passage of time, continued employment of the participant by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion;

(ggg)	“Tahoe RSA Holder” means a holder of one or more Tahoe RSAs;

(hhh)	“Tahoe SAR” means a Tahoe Share payment award which is settled in cash based on predetermined performance criteria determined by the Tahoe Board;

(iii)	“Tahoe SAR Holder” means a holder of one or more Tahoe SARs;

(jjj)	“Tahoe Securities” means, collectively, Tahoe Shares, Tahoe Options, Tahoe DSAs, Tahoe PSAs, Tahoe RSAs, and Tahoe SARs;

(kkk)	“Tahoe Securityholder” means a holder one or more of Tahoe Securities;

(lll)	“Tahoe Shareholder” means a holder of Tahoe Shares;

(mmm)	“Tahoe Shares” means the common shares in the authorized capital of Tahoe;

(nnn)	“Tax Act” means the Income Tax Act (Canada);

(ooo)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(ppp)	“TSX” means the Toronto Stock Exchange;

(qqq)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(rrr)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(sss)	“U.S. Treasury Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of the United States of America.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon Tahoe, Pan American, Subco and the Tahoe Securityholders as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Tahoe PSA outstanding immediately prior to the Effective Time that is held by a Tahoe PSA Holder shall immediately vest in accordance with the terms of the Tahoe PSA Plan and will be settled by Tahoe issuing to the Tahoe PSA Holder one Tahoe Share less any amounts withheld pursuant to Section 4.4 and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe PSA Holder as fully paid and non-assessable shares in the capital of Tahoe: provided that no share certificates shall be issued with respect to such shares;

(b)	each Tahoe RSA outstanding immediately prior to the Effective Time that is held by a Tahoe RSA Holder shall immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan;

(c)

each Tahoe DSA outstanding immediately prior to the Effective Time that is held by a Tahoe DSA Holder shall immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan and will be settled by Tahoe issuing to the Tahoe DSA Holder one Tahoe Share less any amounts withheld pursuant to Section 4.4 and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe DSA Holder as fully paid and non-assessable shares in the capital of Tahoe: provided that no share certificates shall be issued with respect to such shares;

(d)

each Tahoe SAR outstanding immediately prior to the Effective Time that is held by a Tahoe SAR Holder and all rights in respect thereof shall be cancelled and terminated without any payment in respect thereof;

(e)

each Dissenting Shareholder shall transfer to Pan American all of the Dissent Shares held, without any further act or formality on its part, and in consideration therefor, Pan American shall issue to the Dissenting Shareholder a debt-claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Section 5.1, and in respect of the Dissent Shares so transferred

(i)	the Dissenting Shareholder shall cease to be the holder thereof,

(ii)	the name of the Dissenting Shareholder shall be removed from the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares,

(iii)	the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of Pan American shall be added to the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares as the holder thereof; and

(f)

each Tahoe Shareholder shall transfer to Pan American each whole Tahoe Share held (other than any Tahoe Shares held by Pan American immediately before the Effective Time or acquired by Pan American from a Dissenting Shareholder under Section 3.1(e), but including, for greater certainty, any Tahoe Shares held or issued pursuant to Section 3.1(a), 3.1(b) or 3.1(c)) in exchange for (A) one CVR and (B),

(i)	in the case of a Tahoe Share for which the Cash Election was made under Section 3.2(a)(i), the Cash Consideration, or

(ii)	in the case of a Tahoe Share for which the Share Election was made under Section 3.2(a)(ii) or deemed to have been made under Section 3.2(b) or 5.1(b), the Share Consideration,

in each case subject to proration in accordance with Section 3.3, and in respect of the Tahoe Shares so transferred

(iii)	the Tahoe Shareholder shall cease to be the holder thereof,

(iv)	the name of the Tahoe Shareholder shall be removed from the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares,

(v)	the Tahoe Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(vi)	the name of Pan American shall be added to the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares as the holder thereof;

(g)

each Tahoe Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option to acquire from Pan American such number of Pan American Shares as is equal to: (A) the number of Tahoe Shares that were issuable upon exercise of such Tahoe Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Pan American Shares, at an exercise price per Pan American Share equal to the quotient determined by dividing: (X) the exercise price per Tahoe Share at which such Tahoe Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. Except as set out above, the terms of each Replacement Option shall be the same as the terms of the Tahoe Option exchanged therefor pursuant to any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Tahoe Option would otherwise exceed the Tahoe Option In-The-Money Amount in respect of the Replacement Option, the number of Pan American Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Tahoe Option In-The-Money Amount in respect of the Tahoe Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged;

(h)

each Tahoe Share held by Pan American, including the Tahoe Shares acquired pursuant to Section 3.1(f) hereof, shall be transferred to Subco and in consideration therefor Subco shall issue to Pan American one fully paid and non- assessable common share of Subco for each Tahoe Share so transferred, and

(i)	the name of Pan American shall be removed from the central securities register as a holder of Tahoe Shares;

(ii)	Subco shall be recorded as the registered holder of the Tahoe Shares so transferred and shall be deemed to be the legal and beneficial owner of such Tahoe Shares; and

(iii)

the amount added to the capital of the Subco common shares will be equal to the lesser of (A) the paid up capital (as such term is defined in the Tax Act) of the Tahoe Shares so transferred and (B) the fair market value of the Tahoe Shares so transferred;

(i)	the capital of the Tahoe Shares shall be reduced to US$1.00 without any repayment of capital in respect thereof;

(j)

Tahoe and Subco shall merge (the “Merger”) to form one corporate entity (the “Merged Company”) with the same effect as if they had amalgamated under Section 269 of the BCBCA except that the separate legal existence of Subco shall not cease and Subco shall survive the merger, and Pan American shall receive on the Merger one common share of the Merged Company in exchange for each Subco common share previously held and all of the issued and outstanding Tahoe Shares will be cancelled without any repayment of capital in respect thereof;

(k)

without limiting the generality of Section 3.1(j), the separate legal existence of Tahoe shall cease without Tahoe being liquidated or wound up; Tahoe and Subco will continue as one company; and the properties and liabilities of Tahoe will become the properties and liabilities of Subco; and

(l)	from and after the Effective Date, at the time of the step contemplated in Section 3.1(j):

(i)

Subco as the Merged Company will own and hold all property of Subco and will own and hold all property of Tahoe and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such merger, and all liabilities and obligations of Tahoe and Subco, whether arising by contract or otherwise, may be enforced against Subco to the same extent as if such obligations had been incurred or contracted by it;

(ii)	Subco as the Merged Company will continue to be liable for all of the liabilities and obligations of Tahoe and Subco;

(iii)

all rights, contracts, permits and interests of Tahoe and Subco will continue as rights, contracts, permits and interests of Subco as the Merged Company as if Tahoe and Subco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Tahoe or Subco under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal or administrative action or proceeding pending by or against either Subco or Tahoe may be continued by or against the Merged Company;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Subco or Tahoe may be enforced by or against the Merged Company;

(vii)	the name of the Merged Company shall be in the name of Subco;

(viii)	the Merged Company shall be authorized to issue an unlimited number of common shares without par value;

(ix)	the Notice of Articles and Articles of the Merged Company shall be substantially in the form of the Subco Notice of Articles and Articles;

(x)	the first annual general meeting of the Merged Company will be held within 18 months from the Effective Date;

(xi)	the registered office of the Merged Company shall be the registered office of Subco;

(xii)	the first directors of the Merged Company following the Merger shall be the individuals who were directors of Subco immediately prior to the Effective Time;

(xiii)	the first officers of the Merged Company following the Merger shall be the individuals, if any, who were officers of Subco immediately prior to the Effective Time;

(xiv)

the aggregate capital of the common shares of the Merged Company will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the shares of Subco immediately prior to the Merger; and

(xv)	the Merger shall not constitute an acquisition of property of Tahoe or Subco by the other pursuant to the purchase of property or as a result of the distribution or winding-up of Tahoe or Subco,

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Election

With respect to the transfer of Tahoe Shares made by a Tahoe Shareholder under Section 3.1(f):

(a)

each Tahoe Securityholder shall, by depositing with the Depositary prior to the Election Deadline a duly completed Letter of Transmittal and Election Form together with the certificates representing all Tahoe Shares held before the Effective Time, indicate

(i)	the number of Tahoe Shares for which the Tahoe Shareholder elects to receive Cash Consideration (the “Cash Election”), and

(ii)	the number of Tahoe Shares for which the Tahoe Shareholder elects to receive Share Consideration (the “Share Election”),

in each case subject to proration in accordance with Section 3.3;

(b)

any Tahoe Securityholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.2(a) shall be deemed to have made the Share Election for all Tahoe Shares held or be held;

(c)

any deposit of a Letter of Transmittal and Election Form and the accompanying certificate(s) representing Tahoe Shares may be made at the address of the Depositary specified in the Letter of Transmittal and Election Form; and

(d)

any registered Tahoe Shareholder who holds Tahoe Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Tahoe Shares may submit a separate Letter of Transmittal and Election Form in accordance with the instructions of such beneficial owner for each such beneficial owner.

3.3	Proration

With respect to payment of Cash Consideration and Share Consideration to the Tahoe Shareholders under Section 3.1(f):

(a)	the aggregate cash payable to Tahoe Shareholders shall equal the Aggregate Cash Consideration;

(b)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of Tahoe Shares for which a Cash Election is made (the “Cash Election Shares”) exceeds the Aggregate Cash Consideration, then the consideration payable under Section 3.1(f)(i) for each Cash Election Share shall consist of

(i)	a cash payment in an amount equal to the Aggregate Cash Consideration divided by the aggregate number of Cash Election Shares, and

(ii)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in Section 3.3(b)(i); and

(c)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of the Cash Election Shares is less than the Aggregate Cash Consideration, then the consideration payable under Section 3.1(f)(ii) for each Tahoe Share in respect of which a Share Election is made (a “Share Election Share”) shall consist of

(i)

a cash payment in an amount equal to the amount by which the Aggregate Cash Consideration exceeds the aggregate cash payable in respect of the Cash Election Shares, divided by the aggregate number of Share Election Shares, and

(ii)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in Section 3.3(c)(i).

3.4	Post-Effective Date Procedures

(a)

Following receipt of the Final Order and prior to the Effective Date, Pan American shall deliver or arrange to be delivered to the Depositary the Consideration including certificates representing the Pan American Shares required to be issued to the Tahoe Shareholders in accordance with Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such former Tahoe Shareholders for distribution to such former Tahoe Shareholders in accordance with the provisions of Article 4 hereof. All cash deposited with the Depositary shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of Pan American.

(b)

Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal and Election Form by a former Tahoe Securityholder together with certificates, if any, which, immediately prior to the Effective Date, represented Tahoe Shares and such other documents as the Depositary may require, former Tahoe Securityholders shall be entitled to receive delivery of certificates representing the Pan American Shares and cheques or wire transfers representing the cash to which they are entitled pursuant to this Plan or Arrangement.

3.5	Deemed Fully Paid and Non-Assessable Shares

All Pan American Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6	No Fractional Consideration

A Tahoe Shareholder who would otherwise receive a fraction of a Pan American Share pursuant to this Plan of Arrangement will receive an equivalent cash payment in lieu of such fractional share calculated by ascribing to each whole Pan American Share the Pan American Share Value. All calculations of Pan American Share consideration to be received under this Plan of Arrangement will be rounded up or down to four decimal places. In any case where the aggregate amount of cash payable to a particular Tahoe Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent. As a result of such payments in lieu and rounding, it is possible that the actual amount of cash paid in consideration for the Tahoe Shares, in the aggregate, may exceed the Aggregate Cash Consideration.

3.7	Section 85 Election

(a)

An Eligible Holder who is entitled to receive Pan American Shares under Section 3.1(f) shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of Tahoe Shares under this Plan of Arrangement by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Pan American, within 60 days after the Effective Date, duly completed with the details of the Tahoe Shares transferred and the applicable agreed amount for the purposes of such joint elections. Pan American shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return such forms to such Eligible Holder. Neither Tahoe, Pan American nor any successor corporation shall be responsible for the proper completion and filing of any joint election form, and except for the obligation to sign and return the duly completed joint election forms which are received within 60 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Pan American or any successor corporation may choose to sign and return a joint election form received by it more than 60 days following the Effective Date, but will have no obligation to do so.

(b)

Upon receipt of the Letter of Transmittal and Election Form in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Pan American will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent provincial election, if applicable), together with the relevant tax election forms (including the provincial tax election forms, if applicable) to the Eligible Holder.

3.8	Calculations

All calculations and determinations made by Pan American, Tahoe or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.9	Adjustments to Consideration

The Consideration payable to a Tahoe Shareholder pursuant to Section 3.1(f) will be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Tahoe Shares), consolidation, reorganization, recapitalization or other like change with respect to Tahoe Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)

Subject to surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Tahoe Shares together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, Tahoe PSA Holders and Tahoe DSA Holders who received Tahoe Shares pursuant to Sections 3.1(a) and 3.13.1(c), respectively, shall not receive certificates representing such Tahoe Shares and, accordingly, shall not be required to deliver any such certificates in respect of such Tahoe Shares. For greater certainty, if the Tahoe RSAs are not certificated, Tahoe RSA Holders shall not be required to deliver any such certificates in respect of such Tahoe Shares.

(b)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Tahoe Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Tahoe Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of Tahoe Shares of any kind or nature against or in Tahoe or Pan American (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to Pan American and shall be cancelled.

(c)

Any payment of consideration made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the former Tahoe Securityholder to receive the Consideration to which such holder is entitled pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Pan American (or any successor of Pan American), for no consideration.

(d)

No Tahoe Securityholder shall be entitled to receive any consideration with respect to such Tahoe Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(e)

Neither Tahoe nor Pan American, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Tahoe or Pan American or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Tahoe Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Tahoe, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Pan American and the Depositary (acting reasonably) in such sum as Pan American and the Depositary may direct, or otherwise indemnify Pan American and the Depositary in a manner satisfactory to Pan American and the Depositary, acting reasonably, against any claim that may be made against Pan American or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Pan American Shares shall be delivered to the holder of any certificate formerly representing Tahoe Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Pan American Shares to which such holder is entitled in respect of such holder’s Consideration.

4.4	Withholding Rights

Pan American, Tahoe and the Depositary, as applicable, shall be entitled to deduct and withhold from any Consideration or to set off against any other amount (including, salary, severance or similar payments in respect of employment of the termination of employment) payable or otherwise deliverable to any former holder of Tahoe Securities such amounts as Pan American, Tahoe and the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes, payroll deductions, or similar amounts. To the extent that such amounts are so deducted and withheld or set off, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any former holder of Tahoe Securities exceeds the cash component, if any, of the Consideration otherwise payable to such holder and any amount set off hereunder, Pan American, Tahoe or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration otherwise payable to such holder in the form of Pan American Shares as is necessary to provide sufficient funds to enable Pan American, Tahoe or the Depositary, as applicable, to comply with such deduction and/or withholding requirements and Pan American, Tahoe and the Depositary, as applicable, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5
DISSENT RIGHTS

5.1	Dissent Rights

Pursuant to the Interim Order, registered holders of Tahoe Shares may exercise rights of dissent (“Dissent Rights”) with respect to all Tahoe Shares held pursuant to and in the manner set forth in Section 237 to 247 of the BCBCA, as modified by this Section 5.1, the Interim Order and the Final Order, in connection with the Arrangement; provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242(1) of the BCBCA must be received by Tahoe not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the Tahoe Meeting or any date to which the Tahoe Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(a)

are ultimately entitled to be paid fair value for their Tahoe Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Tahoe, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that Pan American may enter into the agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, in lieu of Tahoe; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Tahoe Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Tahoe Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(f) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, and had made the Share Election for all Tahoe Shares held in accordance with Section 3.2, but in no case shall Pan American or Tahoe or any other person be required to recognize any holder of Tahoe Shares who exercises Dissent Rights as a holder of Tahoe Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of Tahoe Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares as holders of Tahoe Shares at the Effective Time and Pan American shall be recorded as the registered holder of such Tahoe Shares and shall be deemed to be the legal owner of such Tahoe Shares.

For greater certainty, (a) no holder of Tahoe Options, Tahoe DSAs, Tahoe PSAs, Tahoe RSAs, or Tahoe SARs shall be entitled to Dissent Rights in respect of such holder’s Tahoe Options, Tahoe DSAs, Tahoe PSAs, Tahoe RSAs, or Tahoe SARs, as applicable, and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted Tahoe Shares, or instructed a proxyholder to vote such persons Tahoe Shares, in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

ARTICLE 6
AMENDMENTS AND TERMINATION

6.1	Amendments to the Plan of Arrangement

The Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is:

(a)	agreed in writing by each of the Parties;

(b)	filed with the Court;

(c)	communicated to the Tahoe Shareholders, if and as required by the Court; and

(d)

approved by the Tahoe Shareholders, if and as required by the Court, unless the amendment, modification or supplement: (i) follows the Tahoe Meeting; (ii) only concerns a matter, in the opinion of the Parties, acting reasonably, of an administrative nature required to better implement the Plan of Arrangement; (iii) is not adverse to the financial or economic interests of the Tahoe Shareholders entitled to receive the Consideration under Section 3.1; and (iv) does not adversely affect the rights of any Dissenting Shareholders, in which case it need not be approved by the Tahoe Shareholders.

6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to Tahoe Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of Tahoe Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Tahoe Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8
U.S. SECURITIES LAW EXEMPTION

8.1          Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that (i) all Pan American Shares and CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares pursuant to the Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; (ii) all Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options pursuant to the Plan of Arrangement will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof; (iii) the Pan American Shares continue to be registered pursuant to Section 12(b) of the U.S. Exchange Act; (iv) the CVRs are being issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and will not be “restricted securities” as defined in Rule 144 thereunder; and (v) the Pan American Shares issuable upon conversion of the CVRs will, if issued, be issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(9) thereof, will not be “restricted securities” as defined in Rule 144 thereunder and shall not bear a U.S. restrictive legend. Pan American covenants that as of the Effective Date, Pan American will register the CVRs under Section 12(g) of the U.S. Exchange Act, Pan American and will comply with all reporting and other obligations relating to the Rights as required under the U.S. Exchange Act; provided, however, that no such filing or registration shall be required if it shall be determined that there are not the requisite number of holders of CVRs to require registration under Section 12(g) of the U.S. Exchange Act. Tahoe Optionholders entitled to received Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Pan American in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Pan American Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

ARTICLE 9

9.1          The Parties intend (a) that the Arrangement will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) and (a)(2)(D) of the Code and (b) that this Agreement and the Plan of Arrangement will constitute, and the Parties hereby adopt them as, a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated thereunder for purposes of Sections 354 and 361 of the Code. The Parties shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Parties shall not take any position on any Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code that such treatment if not correct.

9.2          The Merger is intended to qualify as an amalgamation for the purposes of subsection 87(1) of the Tax Act.

SCHEDULE B
TO THE ARRANGEMENT AGREEMENT
TAHOE RESOLUTION

BE IT RESOLVED THAT:

1.     The arrangement (as it may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Tahoe (“Tahoe”), as more particularly described and set forth in the management information circular (the “Circular”) of Tahoe dated [•], 2018 accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2.     The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Tahoe and implementing the Arrangement, the full text of which is set out in Appendix [•] to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.     The arrangement agreement (the “Arrangement Agreement”) between Tahoe and Pan American, dated November 14, 2018, the actions of the directors of Tahoe in approving the Arrangement and the actions of the officers of Tahoe in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.     Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Tahoe or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Tahoe are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Tahoe:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.     Any officer or director of Tahoe is hereby authorized and directed for and on behalf of Tahoe to execute, under the seal of the Tahoe or otherwise, and to deliver such documents as are necessary to desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing; and

6.     Any officer or director of Tahoe is hereby authorized and directed for and on behalf of Tahoe to execute and deliver, whether under corporate seal of Tahoe or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

B-1

(a)	all actions required to be taken by or on behalf of Tahoe, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Tahoe;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-2

SCHEDULE C
TO THE ARRANGEMENT AGREEMENT
PAN AMERICAN RESOLUTIONS

BE IT RESOLVED THAT:

1.     The maximum number of common shares (the “Pan American Shares”) without par value that Pan American (“Pan American”) is authorized to issue, of which [•] are issued and outstanding, be increased from 200,000,000 Pan American Shares without par value to [•] Pan American Shares without par value and the authorized share structure and the Notice of Articles of Pan American be altered accordingly;

2.     The holders of Pan American Shares understand and, pursuant to the rules of the Toronto Stock Exchange, approve:

(a)

the issuance of up to [•] Pan American common shares, including those issuable upon conversion of “CVRs” and the exercise of “Replacement Options”, to previous shareholders and optionholders of Tahoe (“Tahoe”), as the case may be, in accordance with the arrangement described in the Management Proxy Circular of Pan American dated [•], 2018 (the “Circular”), the arrangement agreement between Tahoe and Pan American dated November 14, 2018 (the “Arrangement Agreement”), and the related plan of arrangement (the “Plan of Arrangement”), the full text of which is set out in Appendix [•] to the Circular, representing approximately [•] of the currently outstanding Pan American Shares;

(b)	the resulting material effect of control that the issuance may have as Tahoe could hold up to approximately [•]% of Pan American, on a non-diluted basis;

3.     Notwithstanding that this resolution has been passed by the shareholders of Pan American, the directors of Pan American are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Pan American:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

4.     Any officer or director of Pan American is hereby authorized and directed for and on behalf of Pan American to execute and deliver, whether under corporate seal of Pan American or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

C-1

(a)	all actions required to be taken by or on behalf of Pan American, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Pan American;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-2

SCHEDULE D
TO THE ARRANGEMENT AGREEMENT
KEY REGULATORY APPROVALS

Conditional listing approval from the Toronto Stock Exchange for the Pan American Shares issued pursuant to the Plan of Arrangement and the Pan American Shares issuable pursuant to the CVRs and Pan American Options issued pursuant to the Plan of Arrangement.

D-1

SCHEDULE E
TO THE ARRANGEMENT AGREEMENT
TAHOE LOCKED-UP SHAREHOLDERS

Name of Shareholder	Address of Shareholder	Number of Tahoe Shares*	Number of Tahoe Options*	Number of Tahoe DSAs*	Number of Tahoe PSAs*
Tanya M. Jakusconek	Toronto, Ontario, Canada	69,625	0	0	0
Charles A. Jeannes	Reno, Nevada, United States	43,375	0	0	0
Drago G. Kisic	Vancouver, British Columbia, Canada	46,387	0	0	0
C. Kevin McArthur	Reno, Nevada United States	3,769,335	145,000	10,000	0
Alan C. Moon	Calgary, Alberta, Canada	67,142	0	0	0
A. Dan Rovig	Reno, Nevada, United States	159,625	0	0	0
Paul B. Sweeney	Vancouver, British Columbia, Canada	259,625	0	0	0
James S. Voorhees	Reno, Nevada, United States	164,000	150,000	66,000	133,400
Kenneth F. Williamson	Dwight, Ontario, Canada	119,625	0	0	0
Brian Brodsky	Reno, Nevada, United States	239,721	276,900	29,200	33,400
Thomas F. Fudge, Jr.	Grand Junction, Colorado, United States	28,000	214,500	26,300	31,200
Edie Hofmeister	Reno, Nevada, United States	150,000	330,300	43,700	54,400

E-1

Name of Shareholder	Address of Shareholder	Number of Tahoe Shares*	Number of Tahoe Options*	Number of Tahoe DSAs*	Number of Tahoe PSAs*
Elizabeth Dianne McGregor	Reno, Nevada, United States	62,515	300,300	43,700	54,400
Mark Sadler	Reno, Nevada, United States	86,000	276,300	28,900	32,200

*As at the date of this Agreement.

E-2

SCHEDULE F
TO THE ARRANGEMENT AGREEMENT
PAN AMERICAN LOCKED-UP SHAREHOLDERS

Name of Shareholder	Address of Shareholder	Number of PAS Shares*	Number of PAS Options*	Number of PAS RSUs*	Number of PAS PSUs*
Ross Beaty	Vancouver, British Columbia, Canada	2,818,680	0	0	0
Michael Louis Carroll	Walnut Creek, California, United States	31,693	0	0	0
Neil de Gelder	Vancouver, British Columbia, Canada	21,546	12,245	0	0
David Clement Press	West Vancouver, British Columbia, Canada	15,416	0	0	0
Walter Thomas Segsworth	West Vancouver, British Columbia, Canada	23,046	0	0	0
Gillian Winckler	Vancouver, British Columbia, Canada	12,778	0	0	0
Michael Steinmann	North Vancouver, British Columbia, Canada	60,168	84,845	22,279	60,385
Steven Busby	Vancouver, British Columbia, Canada	65,228	135,252	8,364	22,565
Alun Robert Doyle	North Vancouver, British Columbia, Canada	42,236	39,157	11,380	17,456
Sean McAleer	Vancouver, British Columbia, Canada	23,345	26,073	23,675	15,576
Georges Greer	Surrey, British Columbia, Canada	26,405	43,981	10,702	13,793

F-1

Name of Shareholder	Address of Shareholder	Number of PAS Shares*	Number of PAS Options*	Number of PAS RSUs*	Number of PAS PSUs*
Christopher Emerson	San Borja, Lima, Peru	6,372	48,243	3,325	0
Christopher Lemon	Vancouver, British Columbia, Canada	4,979	15,095	4,292	4,202
Andres Antonio Dasso	Surco, Lima, Peru	59,270	8,896	10,815	18,354
Martin Wafforn	Vancouver, British Columbia, Canada	17,160	81,665	5,042	6,512

F-2

SCHEDULE G
TO THE ARRANGEMENT AGREEMENT
RIGHTS INDENTURE

Attached.

G-1

PAN AMERICAN SILVER CORP.

AND

MINERA SAN RAFAEL S.A.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

RIGHTS INDENTURE

DATED [•], 2019

i

4.6	Transferability	16
4.7	Holder Committee Member Insurance	16
4.8	To Pay Rights Agent Remuneration and Expenses	17
4.9	To Perform Covenants	17
4.10	Rights Agent May Perform Covenants	17
4.11	Creation and Issue of the Rights	17
4.12	Restrictions on Purchases by Pan American and Affiliates	18
ARTICLE 5 ROLE OF RIGHTS AGENT		18
5.1	Role as Rights Agent	18
ARTICLE 6 DISPUTE MECHANISM		19
6.1	Disputed Matters	19
6.2	Arbitration	19
6.3	Waiver of Default	19
ARTICLE 7 MEETINGS OF HOLDERS OF RIGHTS		20
7.1	Right to Convene Meeting	20
7.2	Notice of Meetings	20
7.3	Chairman	20
7.4	Quorum	20
7.5	Power to Adjourn	21
7.6	Voting at Meetings	21
7.7	Voting	21
7.8	Regulations	21
7.9	Holder Committee Recommendations	22
7.10	Pan American and Rights Agent May Be Represented	22
7.11	Powers Exercisable by Extraordinary Resolution	22
7.12	Meaning of “Extraordinary Resolution”	23
7.13	Powers Cumulative	24
7.14	Minutes	24
7.15	Instruments in Writing	24
7.16	Binding Effect of Resolutions	24
ARTICLE 8 HOLDER COMMITTEE		25
8.1	Establishment	25
8.2	Certain Duties, Responsibilities and Rights	25
8.3	Resignation, Appointment of Successor	26
8.4	No Duties	27
8.5	Meetings, Information, No Decision-Making Authority	27
ARTICLE 9 ADJUSTMENT OF THE CVR PAYMENT AMOUNT		27
9.1	Definitions	27
9.2	Adjustment	27
9.3	Adjustment Rules	29
9.4	Notice of Certain Events	31

ii

ARTICLE 10 NOTICES		31
10.1	Notice to Pan American and the Rights Agent	31
10.2	Notice to the Holder Committee	32
10.3	Notice to the Holders	33
10.4	Mail Service Information	33
ARTICLE 11 CONCERNING THE RIGHTS AGENT		33
11.1	No Conflict of Interest	33
11.2	Replacement of Rights Agent	34
11.3	Evidence, Experts and Advisers	34
11.4	Rights Agent May Deal in Securities	35
11.5	Rights Agent Not Ordinarily Bound	35
11.6	Rights Agent Not Required to Give Security	35
11.7	Rights Agent Not Required to Give Notice of Default	35
11.8	Acceptance of Appointment	36
11.9	Duties of Rights Agent	36
11.10	Actions by Rights Agent	36
11.11	Protection of Rights Agent	37
11.12	Indemnification of the Rights Agent	37
11.13	Third Party Interests	37
11.14	Not Bound to Act/ Anti-Money Laundering	37
11.15	Privacy Laws	38
11.16	Force Majeure	38
11.17	SEC Clause	39
ARTICLE 12 AMENDMENTS		39
12.1	Amendments Without Consent of the Holders or Holder Committee	39
12.2	Amendments with Consent of Holders	40
ARTICLE 13 EVENTS OF DEFAULT		40
13.1	Events of Default Under this Indenture	40
ARTICLE 14 CHANGE OF CONTROL		42
14.1	Change of Control	42
ARTICLE 15 GENERAL PROVISIONS		42
15.1	Execution	42
15.2	Formal Date	42
15.3	Satisfaction and Discharge of Indenture	42
15.4	Provisions of Indenture and Rights for the Sole Benefit of Parties and
	Holders	43
15.5	Withholding	43

SCHEDULE “A” – FORM OF RIGHTS CERTIFICATE
SCHEDULE “B” – TRANSFER FORM
SCHEDULE “C” – FORM OF INDEMNITY AGREEMENT

iii

THIS RIGHTS INDENTURE

THIS RIGHTS INDENTURE dated [•], 2019,

AMONG:

PAN AMERICAN SILVER CORP., a company existing pursuant to the laws of the Province of British Columbia (“Pan American”)

- and -

MINERA SAN RAFAEL S.A., a company existing pursuant to the laws of the Province of British Columbia (“Minera San Rafael”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada (the “Rights Agent”)

WHEREAS all capitalized terms used in these recitals have the meanings ascribed to them in Section 1.1 below;

AND WHEREAS Pan American and Tahoe have entered into the Arrangement Agreement;

AND WHEREAS pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement, Pan American proposes to issue up to [•] Rights;

AND WHEREAS each Right shall entitle the Holder to receive, without payment of any further consideration and without further action on the part of the Holder thereof, the CVR Payment Amount, upon the terms and conditions herein set forth;

AND WHEREAS the Rights Agent has agreed to act as the rights agent in respect of the Rights on behalf of the Holders on the terms and conditions herein set forth;

NOW THEREFORE THIS INDENTURE WITNESSES, that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture, including the recitals and schedules hereto:

“Achievement Certificate” has the meaning ascribed thereto in Section 3.1;

“Affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, Tahoe, Tahoe securityholders, and Pan American on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Supreme Court of British Columbia in an Interim Order or Final Order with the consent of Pan American and Tahoe, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement between Tahoe and Pan American dated as of November 14, 2018 in respect of the Arrangement, the schedules thereto, as such agreement may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia, are not open for business during normal banking hours;

“Capital Reorganization” has the meaning ascribed thereto in Section 9.2(b);

“Change of Control” means the occurrence of any one of the following: (i) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one transaction or a series of related transactions, of all or substantially all of the property and assets of Pan American and its Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert for the purposes of such transaction (other than to Pan American and its Subsidiaries); (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, business combination, merger or issue of voting shares or other similar transaction, the result of which is that any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than Pan American and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of Pan American, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of Pan American); or (iii) a change in 50% or more of Pan American’s Directors, resulting from the election or removal of Directors at an annual meeting or special meeting of holders of Pan American Shares, or from a series of resignations and appointments of Directors at a Directors’ meeting, or from a combination thereof;

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained by the Rights Agent or retained or employed by Pan American and acceptable to the Rights Agent, acting reasonably;

“CVR Payment Amount” means for each Right, if the Payment Condition is met prior to the Termination Date or in accordance with Section 14.1, 0.0497 Pan American Shares or, in the circumstances set out in Section 13.1(b) an unsecured pro rata claim for indebtedness in the amount set out therein in lieu of delivery of Pan American Shares;

“Default Rate” means a rate equal to LIBOR plus [five percent (5%)] per annum, calculated on a year of 365 or 366 days, as applicable;

“Director” means a director of Pan American and “Directors” means the board of directors of Pan American or, whenever duly empowered, a committee of the board of directors of Pan American, and reference to “action by the directors” means action by the directors of Pan American as a board or action by a committee as a committee;

“Dispute Notice” has the meaning ascribed thereto in Section 6.1;

“Dispute Period” has the meaning ascribed thereto in Section 6.1;

“Effective Date” means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement;

“Escobal Mine” means Tahoe’s underground silver-gold-lead-zinc mine located in southeast Guatemala, approximately 40 kilometers east-southeast of Guatemala City, in the Department of Santa Rosa;

“Escobal Mine Transfer” has the meaning ascribed thereto in Section 4.3;

“Event of Default” has the meaning ascribed thereto in Section 13.1(a);

“Extraordinary Resolution” has the meaning ascribed thereto in Section 7.12;

“Final Order” means the order made after the application to the Supreme Court of British Columbia pursuant to subsection 291(4) of the BCBCA, in a form acceptable to Tahoe and Pan American, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Supreme Court of British Columbia (with the consent of both Tahoe and Pan American, each acting reasonably) at any time prior to the date upon which the Arrangement becomes effective or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Tahoe and Pan American, each acting reasonably) on appeal;

“Holder” means a registered holder of Rights;

“Holder Committee” has the meaning ascribed thereto in Section 8.1;

“Holder Committee Member” has the meaning ascribed thereto in Section 8.1;

“Holders’ Request” means an instrument signed in one or more counterparts by Holders holding not less than twenty-five percent (25%) of the Rights issued and outstanding, requesting the Rights Agent to take a certain action or proceeding specified therein;

“ILO 169” means the Indigenous and Tribal People’s Convention, 1989 of the International Labour Organization;

“Indenture” or “this Indenture” and “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this instrument and not to any particular Article, Section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;

“Interim Order” means the order made after the application to the Supreme Court of British Columbia pursuant to subsection 291(2) of the BCBCA, after being informed of the intention to rely upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Pan American Shares, the Replacement Options (as defined in the Arrangement Agreement) and the Rights issued pursuant to the Arrangement, in form and substance acceptable to Tahoe and Pan American, each acting reasonably, providing for, among other things, the calling and holding of a special meeting of shareholders of Tahoe, as the same may be affirmed, amended, modifies, supplemented or varied by the Supreme Court of British Columbia with the consent of Tahoe and Pan American, each acting reasonably;

“LIBOR” means the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period that appears on Reuters LIBOR01 Page as of 11:00 a.m. (London time) on the date of the applicable Event of Default or on such other commercially available source providing such quotations or successor quotations as may be designated by the Rights Agent from time to time in a manner substantially consistent with market practice;

“Minera San Rafael” means Minera San Rafael S.A. or any other Subsidiary holding the right, title and interest to the Escobal Mine;

“Non-Achievement Certificate” has the meaning ascribed thereto in Section 3.1(b);

“Pan American Shares” means the common shares in the authorized share structure of Pan American;

“Payment Condition” means after the Effective Date and following the receipt of any required export license or permits, when the first commercial shipment of concentrate from production at the Escobal Mine to a smelter, refiner, or other processor or to any purchaser, is loaded on or into containers, trucks, railway cars or other methods of transportation and crosses outbound the Escobal Mine site property boundary, and shall not include any concentrate produced prior to the Effective Date from any Escobal Mine inventory;

“Payment Date” means a date established by Pan American that is the earlier of: (i) as soon as possible and in any event no later than three Business Days after the date of delivery of the Achievement Certificate; (ii) the date Pan American enters into a definitive agreement with any third party which would result in a Change of Control; and (iii) the date Pan American Shares are taken up pursuant to an unsolicited Take-Over Bid;

“Person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, government or governmental authority, or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form attached as Schedule A to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement, hereof or the Plan of Arrangement or made at the direction of the Supreme Court of British Columbia in the Interim Order or the Final Order with the consent of Tahoe and Pan American, each acting reasonably;

“Regulatory Authorities” means securities regulatory authorities in Canada, the United States or a jurisdiction outside Canada and the United States where a Holder is resident;

“Required Holders” means Holders of at least twenty-five percent (25%) of the outstanding Rights;

“Required Holders Approval” means the approval of Required Holders in writing or at a duly called meeting of Holders;

“Rights” mean the contingent value rights issued and certified hereunder and for the time being outstanding, entitling Holders thereof to receive Pan American Shares, in accordance with the terms hereof, and “Right” means any one of them;

“Rights Agency” means the transfer office of the Rights Agent in Vancouver, British Columbia and such other locations as Pan American may designate, with the approval of the Rights Agent;

“Rights Agent” means Computershare Trust Company of Canada or its successor or successors for the time being as rights agent hereunder, at its offices in Vancouver, British Columbia;

“Rights Certificate” means a certificate in substantially the form set out in Schedule “A” hereto, issued and certified hereunder to evidence one or more Rights;

“SEC” means the U.S. Securities and Exchange Commission;

“Share Reorganization” has the meaning ascribed thereto in Section 9.2(a);

“Special Distribution” has the meaning ascribed thereto in Section 9.2(c);

“Subsidiary” means a “subsidiary entity” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and includes each of the material subsidiaries;

“Tahoe” means Tahoe Resources Inc., a company existing pursuant to the laws of the Province of British Columbia;

“Take-Over Bid” means a “take-over bid” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Termination Date” means the date that is ten (10) years following the Effective Date;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“written request of Pan American” and “certificate of Pan American” mean, respectively, a written order, request, consent and certificate signed in the name of Pan American by any one or more of the officers or Directors of Pan American and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by Pan American is a document signed on behalf of Pan American by any one or more of such officers or Directors;

and a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase.

1.2	Meaning of “Outstanding” for Certain Purposes

Except as provided in Section 3.5, every Rights Certificate countersigned and delivered by the Rights Agent under this Indenture shall be deemed to be outstanding until the earlier of the Payment Date and the Termination Date; provided however that where a Rights Certificate has been issued in substitution for a Rights Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Rights outstanding.

Any Rights held by Pan American or any of its Affiliates shall be deemed not to be outstanding for the purposes of this Indenture.

1.3	Certain Rules of Interpretation

Unless otherwise specified in this Indenture:

(a)	words importing the singular number include the plural and vice versa;

(b)	words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa;

(c)	“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile;

(d)

“including” is used for illustration only and not to limit the generality of any preceding words, whether or not non-limiting language (such as, “without limitation”, “but not limited to” and similar expressions) is used with reference thereto; and

(e)	reference to any statute, regulation or by-law includes amendments, consolidations, re-enactments and replacements thereof and instruments and legislation thereunder.

1.4	Interpretation Not Affected by Headings, etc.

The division of this Indenture into Articles, Sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.5	Applicable Law

This Indenture, the Rights and the Rights Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.6	Day Not a Business Day

Whenever any payment is due or required to be made or any other action is required to be taken under this Indenture or the Rights Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next day that is a Business Day.

1.7	Conflict

In the event of a conflict or inconsistency between a provision of this Indenture and in the Rights Certificates issued hereunder, the relevant provision in this Indenture shall prevail to the extent of the inconsistency.

1.8	Time of the Essence

Time shall be of the essence of this Indenture, the Rights and the Rights Certificates.

1.9	Currency

Except as otherwise stated, all dollar amounts herein are expressed in US dollars.

1.10	Schedules

Schedules “A”, “B” and “C” to this Indenture are incorporated into this Indenture by reference.

ARTICLE 2
ISSUE OF RIGHTS

2.1	Creation and Issue of Rights

(a)

Pan American hereby creates and authorizes the issue of Rights, with the aggregate number of Rights to be issued not to exceed [•] Rights (subject to adjustment as herein provided), in accordance with the Plan of Arrangement.

(b)	The Rights Agent is hereby appointed rights agent in respect of the Rights.

(c)

Pursuant to the Plan of Arrangement, to the extent that a registered holder of shares of Tahoe who has validly exercised dissent rights in connection with the Arrangement is ultimately deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of shares of Tahoe, Pan American shall cause the Rights Agent to forward the Rights to such holder, as set out in the Plan of Arrangement and upon the written request of Pan American.

2.2	Terms of Rights

(a)

If the Payment Condition is met prior to the Termination Date or in accordance with Section 14.1, each Right shall entitle the Holder thereof, without any further act or formality or payment of any additional consideration, to the CVR Payment Amount less any applicable withholding taxes in accordance with Section 15.5.

(b)	Pan American shall remit the CVR Payment Amount accruing to the Holder of a Right on or before the applicable Payment Date, in accordance with Section 3.3.

(c)	All Rights shall rank pari passu, whatever may be the actual date of issue thereof.

(d)	The Rights shall terminate in accordance with the provisions of Section 3.5 and the Plan of Arrangement.

2.3	Rights Certificates

(a)

The Rights Certificates to be issued to evidence the Rights authorized for issuance pursuant to Section 2.1 shall be issuable in registered form only and shall be substantially in the form set out in Schedule “A”.

(b)

All Rights Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as Pan American may, with the approval of the Rights Agent, prescribe, and shall be issuable in any denomination, excluding fractions.

(c)	Rights Certificates shall continue to be in the form set out in Schedule “A” and shall continue to express the CVR Payment Amount deliverable thereunder.

2.4	Signing of Rights Certificates

The Rights Certificates shall be signed by any Director or officer of Pan American. The signature of such signing officer may be mechanically reproduced in facsimile or electronically and Rights Certificates bearing such facsimile or electronic signature shall be binding upon Pan American as if they had been manually signed by such signing officer. Notwithstanding that any individual whose manual, facsimile or electronic signature appears on any Rights Certificate as a signing officer may no longer hold office or a trusteeship, as applicable, at the date of issue of such Rights Certificate or at the date of certification or delivery thereof, any Rights Certificate signed as aforesaid shall, subject to Section 2.5, be valid and binding upon Pan American and the Holder thereof shall be entitled to the benefits of this Indenture.

2.5	Certification by the Rights Agent

(a)	Rights Certificates evidencing the Rights shall be certified by or on behalf of the Rights Agent on written direction of Pan American.

(b)

No Rights Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the Holder to the benefit hereof until it has been certified by manual signature of an authorized officer of the Rights Agent substantially in the form of the certificate set out in Schedule “A”, and such certification by the Rights Agent upon any Rights Certificate shall be conclusive evidence as against Pan American that the Rights Certificate so certified has been duly issued hereunder and that the Holder is entitled to the benefits hereof.

(c)

The certification of the Rights Agent on Rights Certificates issued hereunder shall not be construed as a representation or warranty by the Rights Agent as to the validity of this Indenture or the Rights Certificates and the Rights Agent shall in no respect be liable or answerable for the use made of the Rights Certificates or any of them or of the consideration therefor except as otherwise specified herein. Such certification is, however, evidence that the Rights Certificate has been duly certificated by or on behalf of the Rights Agent pursuant to the provisions hereof.

2.6	Holder Not a Shareholder

Nothing in this Indenture or in the holding of a Right itself evidenced by a Rights Certificate, or otherwise, shall be construed as conferring upon a Holder any voting or dividend rights, and, except for an entitlement to the CVR Payment Amount, interest will not accrue on any amounts payable in respect of Rights. Rights will not represent any equity or ownership interest in Pan American or any of its Affiliates.

2.7	Issue in Substitution for Lost Rights Certificate

(a)

If any of the Rights Certificates shall become mutilated or lost, destroyed or stolen, Pan American, subject to applicable law and to Subsection 2.7(b), shall issue and thereupon the Rights Agent shall certify and deliver a new Rights Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Rights Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Rights Certificate, and the substituted Rights Certificate shall be in a form approved by the Rights Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Rights Certificates issued or to be issued hereunder.

(b)

The applicant for the issue of a new Rights Certificate pursuant to this Section 2.7 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to Pan American and to the Rights Agent evidence of ownership and of the loss, destruction or theft of the Rights Certificate so lost, destroyed or stolen satisfactory to Pan American and to the Rights Agent in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or surety bond in amount and form satisfactory to Pan American and the Rights Agent in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of Pan American and the Rights Agent in connection therewith.

2.8	Register for Rights

Pan American shall cause to be kept by and at the Rights Agency which is the transfer office of the Rights Agent in Vancouver, British Columbia and in such other place or places as Pan American with the approval of the Rights Agent may designate, a securities register in which, subject to such reasonable regulations as the Rights Agent may prescribe, Pan American shall provide for the registration and transfer of the Rights. Pan American shall also cause to be kept by and at such office the register of transfers, and may also cause to be kept by the Rights Agent or such other registrar or registrars and at such other place or places as Pan American may designate with the approval of the Rights Agent, branch registers of transfers (including, without limitation, branch registers of transfers at each of the other Rights Agencies) in which shall be recorded the particulars of the transfers of Rights registered in that branch register of transfers.

2.9	Transfer of Rights

(a)

The Rights may be transferred, after the transfer form attached to the Rights Certificate as set out in Schedule “B” is duly completed and the Rights Certificate and transfer form are lodged with the Rights Agent and upon compliance with all other conditions in that regard required by this Indenture.

(b)

Subject to Sections 2.8 and 2.9(c) and such reasonable documentary requirements as the Rights Agent may prescribe and all applicable securities laws and requirements of Regulatory Authorities, the Rights may be transferred on the register kept at the Rights Agency by the Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and manner of execution satisfactory to the Rights Agent only upon the surrendering of the relevant Rights Certificate with the transfer form forming part thereof duly completed and signed. After receiving the surrendered Rights Certificate and upon the Holder surrendering the same meeting the requirements set forth above, the Rights Agent shall issue to the transferee a Rights Certificate representing the Rights transferred.

(c)	No transfer of a Right shall be valid:

(i)	unless made in accordance with the provisions hereof;

(ii)	until, upon compliance with such reasonable requirements as the Rights Agent may prescribe, such transfer is recorded on the register maintained by the Rights Agent pursuant to Subsection 2.9(a); and

(iii)	until all governmental or other charges arising by reason of such transfer have been paid.

(d)

The Rights Agent will promptly advise Pan American of any requested transfer of the Rights. Pan American will be entitled, and may direct the Rights Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Rights on the register kept by the Rights Agent, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies or any Regulatory Authority having jurisdiction, it being acknowledged and agreed that the Rights and the Pan American Shares issued pursuant to the exercise of the Rights shall be freely trading securities in Canada and freely transferable securities in the United States (other than by “affiliates” of Pan American and former “affiliates” of Tahoe, as such term is defined in Rule 144 under the U.S. Securities Act).

(e)	The transfer register for the Rights shall be closed as of the close on business on the last Business Day immediately preceding the earlier of the Payment Date and the Termination Date.

2.10	Transferee Entitled to Registration

The transferee of a Right in accordance with Sections 2.8 and 2.9 shall, after the transfer form attached to the Rights Certificate is duly completed and the Rights Certificate and transfer form are lodged with the Rights Agent, and upon compliance with all other conditions in that regard required by this Indenture and by all applicable securities laws and requirements of Regulatory Authorities, be entitled to have its name entered on the register as the owner of such Right free from all equities or rights of set-off or counterclaim between Pan American and its transferor or any previous Holder of such Right, save in respect of equities of which Pan American or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

No duty shall rest with the Rights Agent to determine compliance of the transferee or transferor of any Rights with applicable securities laws or requirements of Regulatory Authorities. The Rights Agent may assume for the purposes of this Indenture that the address on the register of Holders of any Holder is the actual address of such Holder and is also determinative of the residence of such Holder and that the address of any transferee to whom any Rights or other securities deliverable in connection with any Rights are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

2.11	Registers Open for Inspection

The registers hereinbefore referred to shall be open at all reasonable times and upon reasonable notice for inspection by Pan American, the Rights Agent or any Holder. The Rights Agent shall, from time to time when requested to do so in writing by Pan American, furnish Pan American, upon payment of the Rights Agent’s reasonable charges, with a list of the names and addresses of Holders of Rights entered in the register kept by the Rights Agent and showing the number of Rights held by each such Holder.

2.12	Ownership of Rights

(a)

Pan American and the Rights Agent may deem and treat the registered Holder of any Rights Certificate as the absolute owner of the Right represented thereby for all purposes and Pan American and the Rights Agent shall not be affected by any notice or knowledge to the contrary, except where Pan American or the Rights Agent is required to take notice by statute or by order of a court of competent jurisdiction. For greater certainty, subject to applicable law, neither Pan American nor the Rights Agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Right, and may transfer any Right in accordance with Section 2.9 on the direction of the Person registered as Holder thereof, whether named as rights agent or otherwise, as though that Person were the beneficial owner thereof.

(b)	Subject to the provisions of this Indenture and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Rights held thereby.

2.13	Exchange of Rights Certificates

(a)

Rights Certificates, representing Rights entitling the Holders to receive the CVR Payment Amount may, prior to the earlier of the Payment Date and the Termination Date and upon compliance with the reasonable requirements of the Rights Agent, be exchanged for another Rights Certificate or Rights Certificates entitling the Holder thereof to receive the CVR Payment Amount payable under the Rights Certificate or Rights Certificates so exchanged of equal aggregate amount.

(b)

Rights Certificates may be exchanged only at the Rights Agency or at any other place that is designated by Pan American with the approval of the Rights Agent. Any Rights Certificates tendered for exchange shall be surrendered to the Rights Agent and shall be cancelled.

(c)

Except as otherwise herein provided, the Rights Agent shall charge to the Holder requesting an exchange a reasonable sum for each new Rights Certificate issued in exchange for a surrendered Rights Certificate(s); and payment of such charges and reimbursement to the Rights Agent or Pan American for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

2.14	Principal Office

If the principal transfer office of the Rights Agent in the city where the Rights Agency is situated is for any reason not available to act in connection with the exchange of Rights Certificates as contemplated by this Indenture, Pan American and the Rights Agent shall arrange for another office in such city to act in connection with the exchange of Rights Certificates and shall give notice of the change of such office to the Holders.

2.15	Principal Office

On the Effective Date, Pan American shall issue and allot to the Rights Agent, in trust for the Holders of the Rights, that number of Pan American Shares as are required to satisfy its obligations hereunder, such issuance to subject only to a condition subsequent that such issuance shall be cancelled if the Payment Condition does not occur and shall otherwise be unconditional and irrevocable.

ARTICLE 3
ISSUANCE OF THE CVR PAYMENT AMOUNT

3.1	Achievement Certificate

(a)

If the Payment Condition is met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three Business Days after the date that the Payment Condition has been satisfied), deliver to the Holder Committee and the Rights Agent a notice in writing (the “Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has been satisfied. The Rights Agent will promptly (and in any event, within one Business Day after receipt) deliver a copy of such Achievement Certificate to the Holders.

(b)

If the Payment Condition is not met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three Business Days after the Termination Date), deliver to the Holder Committee and the Rights Agent a notice in writing (the “Non-Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has not been satisfied by the Termination Date and that Pan American has complied in all material respects with its obligations under the this Indenture. The Rights Agent will promptly (and in any event, within one Business Day after receipt) deliver a copy of such Non-Achievement Certificate to the Holders.

3.2	Payment Procedure

If the Payment Condition is met prior to the Termination Date or on the date specified Section 14.1, each Holder shall receive, at no additional cost or expense, the CVR Payment Amount for each Right held on the Payment Date less any applicable withholding taxes in accordance with Section 15.5. The aggregate number of Pan American Shares issued to each Holder shall be rounded down to the nearest whole share, as is appropriate in the circumstances.

3.3	Payment Mechanism

All Pan American Shares issuable in respect of the Rights will be automatically issued on the Payment Date for and on behalf of the Holders thereof and the Holders thereof shall, without payment of additional consideration or any further action on the part of the Holders thereof (including the surrender of any Rights Certificates), be deemed to have subscribed for the corresponding number of Pan American Shares issuable pursuant to such Rights and the parties hereby irrevocably authorize the issuance of the Pan American Shares.

Pan American or its registrar and transfer agent shall cause to be mailed to the address of the Holder of the Rights last appearing on the register of Holders maintained by the Rights Agent pursuant to Section 2.8, Pan American Shares in the name of such Holder representing the CVR Payment Amount issuable to the Holder in respect of such Rights, as fully paid and non-assessable shares of Pan American, in accordance with Section 2.2, if and when necessary.

3.4	Cancellation of Rights

At the Termination Date, all Rights Certificates shall be cancelled.

3.5	Rights Void

The Rights shall, as at the Termination Date, be null, void and of no effect.

3.6	Accounting and Recording

Pan American shall cause its registrar and transfer agent to account to the Rights Agent with respect to the issuance of the Pan American Shares as soon as reasonably practicable upon such issuance. Such accounting will include the particulars of the issuance of Pan American Shares pursuant to the Rights, including the names and addresses of the Persons who become Holders of Pan American Shares pursuant to the Rights and the certificate numbers. The Rights Agent shall rely, and shall be protected in so doing, upon the certificate of Pan American or of its registrar and transfer agent and any other document filed by Pan American pursuant to this section for all purposes.

Any instruments, from time to time received by the Rights Agent, shall be received in trust for, and shall be segregated and kept apart by the Rights Agent in trust for, Pan American.

ARTICLE 4
COVENANTS OF PAN AMERICAN

4.1	Escobal Mine

From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and Minera San Rafael covenants to:

(a)

use its commercially reasonable efforts to: (i) have the mining license and export credentials for the Escobal Mine reinstated; and (ii) cause the Payment Condition to be met without unreasonable delay;

(b)

use its commercially reasonable efforts to: (i) assist the Guatemala Ministry of Environment, the Guatemala Ministry of Energy and Mines and any other organization identified by the Constitutional Court of Guatemala in its October 8, 2018 final order to meet their legal obligations, including but not limited to, execution of an ILO 169 consultation process and preparation of studies required as a condition for restart of operations at the Escobal Mine; and (ii) support Minera San Rafael in the satisfaction of its legal obligations, including but not limited to, court-ordered requirements and processes; and

(c)	diligently pursue the satisfaction of the Payment Condition in good faith.

4.2	Agreements, Arrangements or Understandings

From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and Minera San Rafael covenants to not take any action or enter into any agreement, arrangement or understanding which would reasonably be expected to cause the Payment Condition not to be met or that would be reasonably expected to result in an unreasonable delay in meeting the Payment Condition.

4.3	Sell or Dispose of Rights in Escobal Mine

From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and Minera San Rafael covenants to not, directly or indirectly, complete or take any action or enter into any agreement, arrangement or understanding, whether by a sale of assets or by merger, reorganization, joint venture, lease, license, trust or any other transaction or arrangement, for the sale, transfer, assignment, disposition, relinquishment or surrender of its rights, title or interest in or to the Escobal Mine or in or to any material assets comprising the Escobal Mine to any person (a “Escobal Mine Transfer”) unless: (a) Pan American (or its corporate successor) and Minera San Rafael first agrees in writing to remain subject to the obligations under this Indenture, including to make payments if and when such a payment is due in accordance with the terms of this Indenture; (b) the agreement for such Escobal Mine Transfer requires the applicable transferee to comply with this Indenture to the same extent as Pan American or Minera San Rafael and such transferee has first agreed in writing to that effect; and (c) other than with respect to Escobal Mine Transfers to Pan American’s direct or indirect wholly-owned Subsidiaries, the Holder Committee has consented to such Escobal Mine Transfer, such consent not to be unreasonably withheld.

4.4	Maintenance

(a)

From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and the Minera San Rafael covenants to carry on and conduct its business in Guatemala and maintain the Escobal Mine in good, workmanlike and efficient manner in accordance with sound mining and other applicable industry standards and practices and in material compliance with applicable laws, such that when all necessary mining licenses and export credentials are reinstated, the Payment Condition can be satisfied without unreasonable delay.

(b)

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to maintain a listing of its common shares on the Toronto Stock Exchange, the Nasdaq Stock Market, a major North American stock exchange or the London Stock Exchange and maintain its status as a reporting issuer under the securities legislation in each of the provinces of Canada and the registration of its common shares under Section 12(b) or 12(g) of the U.S. Exchange Act.

(c)

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to ensure that the Pan American Shares that are issued pursuant to the Rights are listed on the Toronto Stock Exchange, the Nasdaq Stock Market, a major North American stock exchange or the London Stock Exchange.

4.5	Recordkeeping

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to keep or cause to be kept proper books of account for its operations in Guatemala and enter into those books full particulars of all dealings and transactions in relation to its business in Guatemala, particularly those matters referred to in Section 4.1 hereof.

4.6	Transferability

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to make such filings and take such actions where required by applicable Canadian and U.S. securities laws to permit the transferability of the Rights in Canada and to ensure that the Rights are freely transferable securities in the United States (other than by “affiliates” of Pan American and former “affiliates” of Tahoe, as such term is defined in Rule 144 under the U.S. Securities Act). Pan American covenants to register the Rights as a class of equity securities under Section 12(g) of the U.S. Exchange Act; provided, however, such registration shall not be required if it shall be determined that there are not the requisite number of Holders to require registration under Section 12(g) of the U.S. Exchange Act.

4.7	Holder Committee Member Insurance

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to use its commercially reasonable efforts to obtain insurance for Holder Committee Members that provides protection to the Holder Committee Members no less favourable in the aggregate than the protection provided by the policies maintained by Pan American and its Subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be for its Director and officers, and following the Payment Date or the Termination Date, as the case may be, purchase customary “tail” policies of liability insurance providing protection to the Holder Committee Members no less favourable in the aggregate to the protection provided by the policies maintained by Pan American and its Subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be, and providing protection in respect of claims arising from facts or events which occurred on or prior to the Termination Date or Payment Date and maintain such tail policies in effect without any reduction in scope or coverage for at least six (6) years from the Termination Date or Payment Date, as the case may be.

4.8	To Pay Rights Agent Remuneration and Expenses

Pan American covenants that it shall pay to the Rights Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Rights Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Rights Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its Counsel and all other advisors and assistants not regularly in its employ) both before any Event of Default hereunder and thereafter until all duties of the Rights Agent hereunder shall be finally and fully performed and even after the termination of this Indenture, except any such expenses, disbursement or advance as may arise out of or result from the Rights Agent’s gross negligence, wilful misconduct or bad faith. Such remuneration which shall remain unpaid for a period of thirty (30) Business Days after invoicing shall incur interest at the rate then charged by the Rights Agent to its corporate clients. The Rights Agent shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees. This Section 4.8 shall survive the resignation or removal of the Rights Agent and the termination and discharge of this Indenture. The Rights Agent shall have no obligation to take any action under this Indenture so long as any payment remains due to the Rights Agent for any reasonable fees, expenses and disbursements.

4.9	To Perform Covenants

Pan American shall perform and carry out all of the acts or things to be done by it as provided in this Indenture.

4.10	Rights Agent May Perform Covenants

If Pan American fails to perform any of its covenants contained in this Indenture, the Rights Agent, upon receipt of written notice from Pan American of such failure to perform, shall notify the Holders of such failure on the part of Pan American or may itself perform any of the covenants capable of being performed by it but, subject to Article 10, shall be under no obligation to perform said covenants or to notify the Holders that it is doing so. All sums expended or advanced by the Rights Agent in so doing shall be repayable as provided in Section 4.8, but the Rights Agent shall not be required to expend or risk its own funds. No such performance, expenditure or advance by the Rights Agent shall relieve Pan American of any Event of Default hereunder or of its continuing obligations under the covenants herein contained.

4.11	Creation and Issue of the Rights

Pan American is duly authorized to create and issue the Rights and, the Rights Certificates, when issued and countersigned as herein provided, shall be valid and enforceable against Pan American and, subject to the provisions of this Indenture, Pan American shall cause the Pan American Shares to be issued pursuant to Article 3 under this Indenture and cause the certificates representing such Pan American Shares to be duly issued and delivered in accordance with the Right Certificates and the terms hereof. At all times prior to and as at the Termination Date, while any of the Rights are outstanding: (i) all of the Pan American Shares a Holder is entitled to be issued under outstanding Rights shall be reserved for issuance by Pan American; and (ii) executed treasury orders directing Pan American’s transfer agent to issue certificates representing Pan American Shares in the names of the Holders shall be held in escrow by the Rights Agent on behalf of the Holders. On the Payment Date, the Rights Agent shall release from escrow and deliver to Pan American’s transfer agent all such treasury orders so held in escrow and such Pan American Shares shall, in accordance with the treasury orders, be registered in the names of the Holders. All Pan American Shares issued pursuant to the Rights shall be issued as fully paid and non-assessable. Pan American shall make all requisite filings, and pay all applicable fees, under applicable Canadian securities laws to report the issuance of Pan American Shares pursuant to the Rights. In the event the Payment Date does not occur, the Rights Agent shall, on the Termination Date, surrender the certificate representing the Pan American Shares and the treasury directions to Pan American for cancellation.

4.12	Restrictions on Purchases by Pan American and Affiliates

This Indenture will not prohibit Pan American or any of its Affiliates from acquiring the Rights, whether in open market transactions, private transactions or otherwise, provided such acquisitions comply with Canadian and U.S. securities laws or other applicable securities laws. For greater certainty, nothing in this Section 4.12 shall grant to Pan American a unilateral right of redemption with respect to the Rights. Rights Certificates representing the Rights purchased by Pan American pursuant to this Section 4.12 shall be immediately surrendered to the Rights Agent for cancellation and shall be accompanied by a written direction of Pan American to cancel the Rights represented thereby and shall not be reissued. Such purchases can only be made following disclosure of all material information with respect to the ILO 169 process ordered by the Guatemala Constitutional Court in its October 8, 2018 final order. Prior to any acquisition of Rights, Pan American shall publicly disclose the number of Rights which it has been authorized to acquire and shall report in its annual and quarterly management’s discussion and analysis the number of Rights it has been authorized to acquire as well as the number of Rights it has acquired, and the purchase price of such Rights, as of the end of the quarterly or annual period. For greater certainty, as a Holder, Pan American shall not be entitled to vote on any matter to be voted upon and shall not be entitled to dispute any matter in this Indenture.

ARTICLE 5
ROLE OF RIGHTS AGENT

5.1	Role as Rights Agent

The Rights Agent accepts its duties and responsibilities under this Indenture solely as a custodian, bailee and agent, and no trust is intended to be, or is or shall be, created hereby and the Rights Agent shall owe no duty hereunder as a trustee.

ARTICLE 6
Dispute MECHANISM

6.1	Disputed Matters

If the Required Holders at any time but no later than sixty (60) days after the Termination Date (the “Dispute Period”) wish to dispute satisfaction or non-satisfaction of the Payment Condition, the Required Holders may provide Pan American and the Rights Agent with written notice (the “Dispute Notice”) of such dispute in reasonable detail.

If the Required Holders do not deliver such a Dispute Notice on or prior to the expiry of the Dispute Period, the Holders will be deemed to have accepted that the Payment Condition has not been met, and Pan American and its Affiliates will have no further obligation with respect to the Rights or the CVR Payment Amount.

If the Required Holders deliver a Dispute Notice during the Dispute Period, and it is finally determined in accordance with Section 6.2 that the Payment Condition has been met, the CVR Payment Amount will be paid on a date established by Pan American that is as soon as possible (and in any event no later than three Business Days) after such determination.

The Holder Committee and Pan American shall work in good faith together with Required Holders who have provided a Dispute Notice to resolve the dispute set out therein on a mutually satisfactory basis for not less than thirty (30) days, following which the dispute may be referred to arbitration pursuant to Section 6.2.

6.2	Arbitration

Subject to Sections 6.1 and 9.3(e), all disputes, defaults, controversies or claims arising out of or in connection with this Indenture shall be finally determined by a Tribunal of three arbitrators under the Rules of Arbitration of the International Chamber of Commerce. Pan American and Minera San Rafael shall together appoint one arbitrator and the Required Holders and the Rights Agent shall together appoint one arbitrator. The two party-appointed arbitrators shall, in consultation with the parties that appointed them, appoint the third arbitrator who shall be the President of the Tribunal. The place of arbitration shall be Vancouver, British Columbia, Canada and the language of the arbitration shall be English. The arbitrators (acting by way of majority) shall have the power to grant any relief appropriate to the facts and circumstances that would be within the jurisdiction of the Supreme Court of British Columbia.

6.3	Waiver of Default

Upon the occurrence of any Event of Default that is continuing the Required Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Rights Agent to waive any such Event of Default and the Rights Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition, provided that no delay or omission of the Rights Agent or of the Holders, as applicable, to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission either of the Rights Agent or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

ARTICLE 7
MEETINGS OF HOLDERS OF RIGHTS

7.1	Right to Convene Meeting

The Rights Agent may at any time and from time to time and shall on receipt of a written request of Pan American or a Holders’ Request and upon being indemnified and funded to its reasonable satisfaction by Pan American or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Rights Agent failing, within seven (7) days after receipt of any such request and such indemnity and funding, to give notice convening a meeting, Pan American or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in Vancouver, British Columbia or at such other place as may be approved or determined by the Rights Agent and Pan American, each acting reasonably.

7.2	Notice of Meetings

At least twenty one (21) days’ notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 10 and a copy thereof must be sent to the Rights Agent unless the meeting has been called by it and to Pan American unless the meeting has been called by it. Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

7.3	Chairman

An individual (who need not be a Holder) designated in writing by the Rights Agent, shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in Person or by proxy shall choose an individual present to be chairman.

7.4	Quorum

Subject to Section 7.12, at any meeting of the Holders a quorum shall consist of Holders, present in Person or by proxy and holding at least twenty five percent (25%) the aggregate number of then outstanding Rights, provided that at least two (2) Persons entitled to vote thereat are personally present or represented by proxy. If a quorum is not present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least twenty five percent (25%) of the then outstanding Rights.

7.5	Power to Adjourn

The chairman of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6	Voting at Meetings

A poll shall be taken on every resolution, every Extraordinary Resolution, and on any other question submitted to a meeting in such manner as the chairman may direct and the results of such polls shall be binding on all Holders.

7.7	Voting

On a poll, each Holder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one (1) vote in respect of each Right or Rights held or represented by that Person. A proxy need not be a Holder. In the case of joint Holders of a Right, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Rights of which they are joint Holders. The chairman of any meeting shall be entitled to vote in respect of any Rights held or represented by him, but shall not have a second or deciding vote.

7.8	Regulations

(a)	The Rights Agent or Pan American with the approval of the Rights Agent, may from time to time make or vary or restate such regulations as it shall from time to time think fit regarding the following:

(i)

providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(ii)

for the deposit of instruments appointing proxies at such place as the Rights Agent, Pan American or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(iii)

for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or sent by facsimile before the meeting to Pan American or to the Rights Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(iv)	generally, the calling of meetings of Holders and the conduct of business thereat.

(b)

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 7.10), shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

7.9	Holder Committee Recommendations

The Holder Committee has a right to make recommendations to the Rights Agent with respect to the matters set out in Sections 7.1, 7.3 and 7.8, provided that the Rights Agent shall have no obligation to accept the Holder Committee’s recommendations but shall give due consideration to such recommendations.

7.10	Pan American and Rights Agent May Be Represented

Pan American and the Rights Agent, by their respective officers, directors or employees, and the legal advisers of Pan American and the Rights Agent, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Rights held by them or otherwise.

7.11	Powers Exercisable by Extraordinary Resolution

Subject to applicable law, in addition to the powers conferred upon them by any other provisions of this Indenture or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(a)

to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Rights Agent against Pan American, or against its property, whether such rights arise under this Indenture or the Rights Certificates or otherwise;

(b)

to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or in the Rights Certificates which must be agreed to by Pan American and to authorize the Rights Agent to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(c)

to sanction any scheme for the reconstruction or reorganization of Pan American or for the consolidation, amalgamation or merger of Pan American with any other entity or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of Pan American or any part thereof;

(d)

to direct or authorize the Rights Agent to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	to waive and direct the Rights Agent to waive any Event of Default hereunder either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders; and

(g)	to remove the Rights Agent and appoint a successor agent or trustee.

7.12	Meaning of “Extraordinary Resolution”

(a)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article at which there are Holders present in person or by proxy who hold at least twenty five percent (25%) of the aggregate number then outstanding Rights and passed by the affirmative votes of the Holders holding at least sixty six and two-thirds percent (66 2/3%) of the then outstanding Rights represented at the meeting and voted on a poll upon such resolution.

(b)

If, at any such meeting, the Holders holding at least twenty five percent (25%) of the then outstanding Rights are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than seven (7) nor more than forty five (45) days later, and to such place and time as may be appointed by the chairman. Not less than two (2) days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 10. Such notice must state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 7.12(a) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Holders holding at least twenty five percent (25%) of the then outstanding Rights are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.13	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

7.14	Minutes

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Rights Agent at the expense of Pan American, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

7.15	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore provided in this Article provided may also be taken and exercised by Holders holding at least sixty six and two-thirds percent (66 2/3%) of the then outstanding Rights by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

7.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 7.15 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Rights Agent (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE 8
HOLDER COMMITTEE

8.1	Establishment

Each Holder, by virtue of its acceptance of a Right, shall be deemed to have consented and agreed to:

(a)	the establishment of a Holder Committee (the “Holder Committee”) consisting of two members (each a “Holder Committee Member”), having the powers, authority and rights set forth in this Indenture;

(b)	the appointment of [•] and [•], each of whom are former members of the board of directors of Tahoe, as the initial Holder Committee Members; and

(c)	appoint the Holder Committee as agent for and on behalf of the Holders for the purposes set forth in this Indenture.

The Holder Committee may act only with the unanimous resolution of the Holder Committee Members.

8.2	Certain Duties, Responsibilities and Rights

(a)

All rights of action under this Indenture may be enforced by the Holder Committee on behalf of the Holders. However, nothing in this Indenture shall require the Holder Committee to act on behalf of, or enforce any rights of, the Holders or the Required Holders and the Holder Committee shall not be required to act unless it has been indemnified from liability for so acting to its satisfaction. Any claim, action, suit, audit, investigation or proceeding instituted by the Holder Committee will be brought in its name as the Holder Committee and any recovery in connection therewith will be for the proportionate benefit of all Holders, as their respective rights or interests may appear on the register of Rights. Each Holder Committee Member will be paid $5,000 per calendar quarter by Pan American, and Pan American will be responsible for and will fund any reasonable out-of-pocket expenses incurred by a Holder Committee Member for so long as such Holder Committee Member is a member of the Holder Committee.

(b)

The Holder Committee, and each Holder Committee Member, will not have any liability for any actions taken or not taken in connection with this Indenture, except to the extent such liability arises as a result of the willful misconduct or bad faith of such member of the Holder Committee. Under the terms of an indemnification agreement to be entered into by each Holder Committee Member and Pan American in the form set out in Schedule C, Pan American will indemnify each Holder Committee Member from any loss suffered or incurred arising out of or in connection with the Holder Committee or such Holder Committee Member’s performance of its obligations under this Indenture, including the reasonable costs and expenses of defending the Holder Committee, and each Holder Committee Member, against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such loss has been determined by a court of competent jurisdiction to have resulted from such Holder Committee Member’s bad faith or willful misconduct. Pan American’s obligations under this Section 8.2 to indemnify the Holder Committee and each Holder Committee Member will survive the resignation or removal of any Holder Committee Member and the termination of this Indenture.

(c)

No provision of this Indenture will require the Holder Committee or any member thereof to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there are reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(d)

The Holder Committee and the Holder Committee Members shall be entitled to communicate freely with Holders; provided that the Holder Committee and the Holder Committee Members shall not disclose any information to Holders that Pan American, acting reasonably, has determined is sensitive strategic, commercial or proprietary information, the disclosure of which would be prejudicial to Pan American, and has so advised the Holder Committee.

8.3	Resignation, Appointment of Successor

(a)

Any Holder Committee Member may resign at any time by giving written notice to Pan American and the other Holder Committee Members, specifying a date when such resignation will take effect, which notice will be given at least thirty (30) days prior to the date so specified.

(b)

If any Holder Committee Member shall resign, die or become incapacitated or shall otherwise become unable or unwilling to act as a Holder Committee Member hereunder, the appointment of any Holder Committee Member(s) to replace any vacancy on the Holder Committee shall require the prior approval of the remaining Holder Committee Member. If both Holder Committee Members simultaneously resign, die or become incapacitated or otherwise become unable or unwilling to act as Holder Committee Members, then (i) a new Holder Committee Member shall be appointed by Pan American; provided, that such successor Holder Committee Member must have been a director or senior officer of Tahoe prior to the Effective Date and (ii) such successor new Holder Committee Member shall appoint the second Holder Committee Member.

(c)

Any Holder Committee Member may also be a Holder or an officer, director, employee or Affiliate of a Holder or Pan American and in such case will continue to have all the rights of a Holder to the same extent as if he or she were not a Holder Committee Member.

(d)

Every successor Holder Committee Member appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Pan American and the Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Holder Committee Member, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of a Holder Committee Member.

8.4	No Duties

Each Holder Committee Member will act in good faith in performing their duties as members of the Holder Committee as contemplated by this Indenture. No Holder Committee Member owes any duty of care, or will otherwise be liable, to the Holders in respect of the performance of their duties as Holder Committee Members.

8.5	Meetings, Information, No Decision-Making Authority

(a)

The Holder Committee may establish its own procedures for meetings, provided that the Holder Committee shall meet at least once every calendar quarter with appropriate representatives of Pan American. The Holder Committee Members may participate in and hold meetings by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

(b)

Pan American will report to the Holder Committee each calendar quarter regarding the status and estimated timelines with respect to the satisfaction of the Payment Condition. The Holder Committee shall maintain the confidentiality of all information contained in such reports; provided, however, that Pan American will report any material developments promptly to the Holder Committee and the Holders.

(c)

The Holder Committee will not have any decision-making authority with respect to the Payment Condition, but will be entitled to make recommendations on such matters to Pan American or any Holders with respect to the Payment Condition.

ARTICLE 9
ADJUSTMENT OF THE CVR PAYMENT AMOUNT

9.1	Definitions

In this Article 9, references to “record date” refer to the particular time on such relevant date stipulated for such event and otherwise refer to 5:00 p.m. (Vancouver time) on such date.

9.2	Adjustment

The rights attached to the Rights are subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	Share Reorganization. If at any time after the issuance of the Rights and before the Payment Date, Pan American:

(i)	subdivides, re-divides or changes its outstanding Pan American Shares into a greater number of Pan American Shares;

(ii)	reduces, combines, consolidates or changes its outstanding Pan American Shares into a lesser number of Pan American Shares; or

(iii)	issues to all or substantially all the holders of Pan American Shares by way of a stock distribution, stock dividend or otherwise, Pan American Shares or convertible securities,

(any of such events in Paragraphs 9.2(a)(i), 9.2(a)(ii) and 9.2(a)(iii) being herein called a “Share Reorganization”), then the CVR Payment Amount will be adjusted as of the record date at which the holders of the Pan American Shares are determined for the purpose of the Share Reorganization by multiplying the number of Pan American Shares issuable pursuant to each Right theretofore obtainable immediately prior to such record date by a fraction, the numerator of which will be the number of Pan American Shares outstanding on the record date after giving effect to the Share Reorganization and the denominator of which will be the number of Pan American Shares outstanding on the record date before giving effect to the Share Reorganization.

For the purposes of determining the number of Pan American Shares outstanding at any particular time for the purpose of this Subsection 9.2(a), there shall be included that number of Pan American Shares which would have resulted from the conversion at that time of any such convertible securities issued to all or substantially all the holders of the Pan American Shares.

(b)

Capital Reorganization. If at any time after the issuance of the Rights and before the Payment Date there is a reclassification of Pan American Shares or a change of the Pan American Shares (other than through a Share Reorganization) into other securities or property, or a consolidation, amalgamation, arrangement or merger of Pan American (including a business combination or exchange of like effect) with or into any corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Pan American Shares or a change of the Pan American Shares into other securities or property), or a transfer of the undertaking or assets of Pan American as an entirety or substantially as an entirety to another entity, or a record date for any of the foregoing events occurs and such transaction is not covered by Section 14.1 hereof (any of such events being herein called a “Capital Reorganization”), any Holder who is entitled to the CVR Payment Amount upon the occurrence of the Payment Condition after the record date or effective date of such Capital Reorganization will be entitled to receive, and will accept, in lieu of the number of Pan American Shares to which such Holder was theretofore entitled, the aggregate number of securities or property of Pan American, or the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, the Holder had been the registered holder of the number of Pan American Shares to which such Holder was then entitled pursuant to the Rights. No such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the Holders shall thereafter be entitled to receive such number of Pan American Shares or other securities or property of Pan American or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 9.2 and Section 9.3. If determined appropriate by Pan American, acting reasonably, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 9 with respect to the rights and interests thereafter of the Holders to the extent that the provisions set forth in this Article 9 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any securities or property thereafter deliverable upon the conversion of any Right. Any such adjustments will be made by and set forth in terms and conditions supplemental hereto approved by Pan American, acting reasonably, and, absent manifest error, will for all purposes be conclusively deemed to be the appropriate adjustment.

(c)

Special Distributions. If at any time after the issuance of the Rights and before the Payment Date, Pan American issues or distributes to the holders of all or substantially all of the outstanding Pan American Shares, securities of Pan American, including rights, options or warrants to acquire Pan American Shares or securities convertible into or exchangeable for Pan American Shares or property or assets, including evidences of indebtedness, other than dividends or distributions paid in the ordinary course and other than as a result of a Share Reorganization or a Capital Reorganization (any such events being herein called a “Special Distribution”), or a record date for any of the foregoing events occurs, there will be an appropriate adjustment in the number of Pan American Shares issuable upon conversion of the Rights to be issued at the Payment Date in accordance with this Article 9, for the same aggregate consideration payable, if any, in addition to the number of Pan American Shares to which such Holder was theretofore entitled, the Holder will be entitled to receive for Pan American such securities, property or assets as if, on the record date at which holders of Pan American Shares are determined for the purpose thereof, such Holder had been the registered holder of the number of Pan American Shares to which the Holder was then entitled.

9.3	Adjustment Rules

The following rules and procedures shall be applicable to adjustments made pursuant to Section 9.2:

(a)

The adjustments provided for in this Article 9 are cumulative and, subject to Subsection 9.3(b), shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, changes, distributions and any other events that require adjustment of the CVR Payment Amount or the number or kind of securities or property issuable hereunder.

(b)

No adjustment in the CVR Payment Amount shall be required unless the adjustment would result in a change of at least 0.01% of the number of such Pan American Shares to be issued, provided, however, that any adjustments that, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(c)

Notwithstanding anything in this Article 9, no adjustment shall be made to the CVR Payment Amount if the issue of Pan American Shares is being made pursuant to this Indenture or pursuant to any stock option, stock purchase, restricted stock unit, deferred stock unit or other long term incentive plan in force from time to time for directors, officers or employees of Pan American and any such issue shall be deemed not to be a Share Reorganization or a Special Distribution.

(d)

No adjustment in the CVR Payment Amount shall be made in respect of any events described in this Article 9 if the Holders are entitled to participate in the events on the same terms, mutatis mutandis, as if their Rights had been converted immediately prior to the effective date or record date of the events.

(e)

If any questions, controversies or disputes shall at any time arise with respect to adjustments of the CVR Payment Amount, such questions, controversies or disputes shall be conclusively determined by Pan American’s external auditors or, if they are unable or unwilling to act, in accordance with Section 6.2.

(f)

If Pan American shall set a record date to determine the holders of Pan American Shares for the purpose of entitling them to receive any distribution or any subscription or purchase rights in accordance with this Article 9 and shall, thereafter, legally abandon its plans to pay or deliver the distribution or subscription or purchase rights, then no adjustment in the CVR Payment Amount shall be required by reason of the setting of the record date.

(g)

In case Pan American, after the date hereof and prior to a conversion of the Rights, shall take any action affecting the Pan American Shares, other than any action described in this Article 9, which, in the reasonable opinion of the Directors, would materially affect the rights of the Holders or the rights attached to the Rights, then the CVR Payment Amount shall be adjusted in such manner, if any, and at such time as the Directors may, in their discretion, reasonably determine to be equitable to the Holders in such circumstances.

(h)

The Rights Agent shall be entitled to act and rely upon the certificate of Pan American and any other documents filed by Pan American pursuant to this Article 9 and shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by this Article 9, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment.

9.4	Notice of Certain Events

(a)

Promptly upon the occurrence of the earlier of the effective date of or the record date for any event referred to in Section 9.2 or Section 9.3 that requires an adjustment or readjustment in the CVR Payment Amount, Pan American shall:

(i)

file with the Rights Agent a certificate of Pan American specifying the particulars of the event and, if determinable, the amount of the adjustment or readjustment, and computation of the adjustment or readjustment and the Rights Agent may act and rely absolutely on the certificate of Pan American; and

(ii)	give notice to the Holders of the particulars of the event and, if determinable, the adjustment or readjustment.

(b)	If notice has been given under Subsection 9.4(a) and the adjustment is not then determinable, Pan American shall promptly, after the adjustment is determinable:

(i)	file with the Rights Agent a computation of the adjustment; and

(ii)	give notice to the Holders of the adjustment.

ARTICLE 10
NOTICES

10.1	Notice to Pan American and the Rights Agent

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to Pan American, Minera San Rafael or the Rights Agent shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by electronic transmission:

if to Pan American
or Minera San Rafael: Pan American

Suite 1440-625 Howe Street
Vancouver, BC V6C 2T6
Email: [email redacted]

Attention:	Christopher Lemon, General Counsel

with a copy to:	Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street, PO Box 486000
Vancouver, BC V7X 1T2
Email: [email redacted]

Attention:	Fred R. Pletcher

if to the Rights Agent: Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9
Email: [•]

Attention:	Manager, Corporate Trust

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by electronic transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(b)

Pan American or the Rights Agent, as the case may be, may from time to time notify the others in the manner provided in Subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of Pan American or the Rights Agent, as the case may be, for all purposes of this Indenture.

10.2	Notice to the Holder Committee

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to Holder Committee shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by electronic transmission:

[•]
Email: [•]

Attention:	[•]
with a copy to:

Attention:

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by electronic transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(b)

Pan American or the Rights Agent, as the case may be, may from time to time notify the others in the manner provided in Subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of Pan American or the Rights Agent, as the case may be, for all purposes of this Indenture.

10.3	Notice to the Holders

Except as herein otherwise expressly provided and subject to Section 10.4, any notice required or permitted to be given to the Holders under the provisions of this Indenture shall also be given, concurrently, to the Holder Committee, and shall be deemed to be validly given if personally delivered or if sent by ordinary post to the Holders at their addresses appearing in one of the registers hereinbefore mentioned. Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it was mailed. Accidental error or omission in giving notice or accidental failure to give notice to Holders shall not invalidate any action or proceeding founded thereon. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

10.4	Mail Service Information

(a)

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Holders, the Rights Agent or Pan American would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(i)

in the case of the Rights Agent or Pan American, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with Section 10.1 by electronic transmission or other means of prepaid transmitted or recorded communication; and

(ii)

in the case of Holders, published once (i) in the national edition of The Globe & Mail and the Wall Street Journal; and (ii) in such other place or places and manner, if any, as the Rights Agent may require.

(b)	Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected as required pursuant to Subsection 10.4(a).

ARTICLE 11
CONCERNING THE RIGHTS AGENT

11.1	No Conflict of Interest

The Rights Agent represents to Pan American that to the best of its knowledge, at the date of the execution and delivery of this Indenture there exists no material conflict of interest in its role as a fiduciary hereunder. In the event of a material conflict of interest arising in the Rights Agent’s role as fiduciary hereunder the Rights Agent shall, as soon as practicable but in any case within twenty (20) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor rights agent approved by Pan American.

Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Rights Certificate(s) shall not be affected in any manner whatsoever by reason hereof.

11.2	Replacement of Rights Agent

(a)

The Rights Agent may resign its trust and be discharged from all further duties and liabilities hereunder by giving to Pan American at least forty five (45) days’ notice in writing or such shorter notice as Pan American may accept as sufficient. The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Rights Agent and to appoint a new rights agent. If the Rights Agent resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, Pan American shall forthwith appoint a new rights agent unless a new rights agent has already been appointed by the Holders; failing such appointment by Pan American, the retiring Rights Agent or any Holder may bring the matter to binding arbitration in accordance with Section 6.2, for the appointment of a new rights agent; but any new rights agent so appointed by Pan American or by arbitration shall be subject to removal as aforesaid by the Holders. Any new rights agent appointed under any provision of this Section 11.2 must be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the applicable trust indenture legislation of any other province or territory, in that other province or territory, and must be a corporation which is independent of Pan American and has no material conflict of interest. On any new appointment the new rights agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Rights Agent.

(b)

Any corporation into which the Rights Agent may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Rights Agent shall be a party or any corporation succeeding to the trust business of the Rights Agent, shall be the successor rights agent under this Indenture without the execution of any instrument or any further act.

11.3	Evidence, Experts and Advisers

(a)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, Pan American shall furnish to the Rights Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by applicable trust indenture legislation or as the Rights Agent may reasonably require by written notice to Pan American.

(b)

In the exercise of its rights and duties hereunder, the Rights Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of Pan American, certificates of Pan American or other evidence furnished to the Rights Agent pursuant to any provision hereof or any indenture legislation or pursuant to a request of the Rights Agent, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information therein contained which the Rights Agent in good faith believes to be genuine.

(c)

Proof of the execution of an instrument in writing, including a Holders’ Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Rights Agent may consider adequate.

(d)

The Rights Agent may, at the expense of Pan American employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Rights Agent.

11.4	Rights Agent May Deal in Securities

Subject to Section 11.1, the Rights Agent may buy, sell, lend upon and deal in securities of Pan American and generally contract and enter into financial transactions with Pan American or otherwise, without being liable to account for any profits made thereby.

11.5	Rights Agent Not Ordinarily Bound

Except as otherwise specifically provided herein, the Rights Agent shall not be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by Pan American of any of the obligations herein imposed upon Pan American or of the covenants on the part of Pan American herein contained.

11.6	Rights Agent Not Required to Give Security

The Rights Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.7	Rights Agent Not Required to Give Notice of Default

The Rights Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof; nor shall the Rights Agent be required to take notice of any Event of Default, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the specific Event of Default desired to be brought to the attention of the Rights Agent and in the absence of any such notice the Rights Agent may for all purposes of this Indenture conclusively assume that no Event of Default has occurred. Any such notice shall in no way limit any discretion herein given to the Rights Agent to determine whether or not the Rights Agent shall take action with respect to any Event of Default.

11.8	Acceptance of Appointment

The Rights Agent hereby accepts its appointment as Rights Agent and its duties and obligations in this Indenture declared and provided for and agrees to perform them upon the terms and conditions herein set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby, subject to all the terms and conditions herein set forth, until discharged therefrom by resignation or other lawful removal.

11.9	Duties of Rights Agent

The Rights Agent, in exercising its powers and discharging its duties hereunder, shall:

(a)	act honestly and in good faith with a view to the best interests of the Holders; and

(b)	exercise the care, diligence and skill that a reasonably prudent rights agent would exercise in comparable circumstances.

11.10	Actions by Rights Agent

(a)

Subject only to Section 11.9, the obligation of the Rights Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Rights Agent or the Holders hereunder shall be conditional upon the Holders delivering to the Rights Agent:

(i)	a Holder’s Request or Extraordinary Resolution directing the Rights Agent to take such act, action, or proceeding;

(ii)	sufficient funds to commence or continue such act, action or proceeding; and

(iii)

an indemnity reasonably satisfactory to the Rights Agent to protect and hold harmless the Rights Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(b)

None of the provisions contained in this Indenture shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

The Rights Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Rights Agent the Rights held by them, for which Rights the Rights Agent shall issue receipts.

11.11	Protection of Rights Agent

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a)

the Rights Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Rights Certificates (except the representation contained in Section 11.1 or in the certificate of the Rights Agent on the Rights Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by Pan American;

(b)

nothing herein contained shall impose any obligation on the Rights Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto; and

(c)	the Rights Agent shall not be bound to give notice to any Person or Persons of the execution hereof.

11.12	Indemnification of the Rights Agent

The Rights Agent, its officers, directors, agents and employees shall at all times be indemnified and saved harmless by Pan American from and against all claims, demands, losses, actions, causes of action, suits, proceedings, costs, charges, expenses, assessments, judgements, damages and liabilities whatsoever arising in connection with this Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Rights Agent contemplated hereby, reasonable expert consultant and legal fees and disbursements on a solicitor and client basis and reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Rights Agent may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Rights Agent. The foregoing provisions of this section do not apply to the extent that in any circumstance there have been acts of gross negligence, wilful misconduct, or bad faith by the Rights Agent. This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Rights Agent.

11.13	Third Party Interests

Each party to this Indenture hereby represents to the Rights Agent that any account to be opened by, or interest to held by the Rights Agent in connection with this Indenture, for or to the credit of such party, either: (a) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Rights Agent’s prescribed form as to the particulars of such third party.

11.14	Not Bound to Act/ Anti-Money Laundering

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Rights Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, antiterrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to Pan American, provided (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

11.15	Privacy Laws

The parties acknowledge that the Rights Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (a) to provide the services required under this Indenture and other services that may be requested from time to time; (b) to help the Rights Agent manage its servicing relationships with such individuals; (c) to meet the Rights Agent’s legal and regulatory requirements; and (d) if Social Insurance Numbers are collected by the Rights Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Rights Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Rights Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Rights Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Rights Agent any personal information relating to an individual who is not a party to this Indenture unless the that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

11.16	Force Majeure

Except for the payment obligations of Pan American contained herein, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provisions contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, economic sanctions or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section.

11.17	SEC Clause

Pan American confirms that (i) the Pan American Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act; (ii) the Rights are being issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and are not "restricted securities" as defined in Rule 144 thereunder; and (iii) the Pan American Shares representing the CVR Payment Amounts, if issued, will be issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(9) thereof, will not be "restricted securities" as defined in Rule 144 thereunder and shall not bear a U.S. restrictive legend. Pan American covenants that as of the Effective Date, Pan American will register the Rights under Section 12(g) of the U.S. Exchange Act, and Pan American will comply with all reporting and other obligations relating to the Rights as required under the U.S. Exchange Act provided, however, that such registration shall not be required if it shall be determined that there are not the requisite number of Holders to require registration under Section 12(g) of the U.S. Exchange Act. Pan American further covenants that if Pan American's registration or reporting obligations with respect to the Pan American Shares or the Rights shall be terminated by Pan American in accordance with the U.S. Exchange Act, Pan American shall promptly deliver to the Rights Agent an officer’s certificate (in a form provided by the Rights Agent) notifying the Rights Agent of such registration or termination and such other information as the Rights Agent may require at the time. Pan American acknowledges that the Rights Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients that are filing with the SEC.

ARTICLE 12
AMENDMENTS

12.1	Amendments Without Consent of the Holders or Holder Committee

Pan American may unilaterally enter into one or more amendments to this Indenture for any of the following purposes, with the consent of the Holder Committee, acting reasonably, and without the consent of any of the Holders:

(a)	to evidence the appointment of another person as a successor Rights Agent;

(b)	to add to the covenants of Pan American such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders;

(c)

to cure any ambiguity, to correct or supplement any provision in this Indenture that may be defective or inconsistent with any other provision in this Indenture or to make any other provisions with respect to matters or questions arising under this Indenture; or

(d)	any other amendment to this Indenture that would provide any additional rights or benefits to the Holders and that does not adversely affect the interests of any such Holder.

12.2	Amendments with Consent of Holders

With the consent of the Holder Committee and with Required Holders Approval, which for the purposes of this Section 12.2 only shall be fifty percent (50%) of the Holders, Pan American and the Rights Agent may enter into one or more amendments to this Indenture for the purpose of adding, eliminating or changing any provisions of this Indenture, even if such addition, elimination or change is adverse to the interests of the Holders.

Promptly after the execution by Pan American and the Rights Agent of any amendment listed above (whether with or without the consent of Holders), the Rights Agent will notify the Holders of such amendment.

ARTICLE 13
EVENTS OF DEFAULT

13.1	Events of Default Under this Indenture

(a)	Prior to the earlier of the Payment Date and the Termination Date, each one of the following events is an event of default (each, an “Event of Default”) under this Indenture:

(i)

any representation or warranty made by Pan American in this Indenture or in respect of the Rights shall prove to have been incorrect in any material respect when made or deemed to be made; provided that where such representation or warranty is capable of remediation then an Event of Default shall occur only where it continues to be incorrect for thirty (30) days after written notice thereof has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the Holder Committee or any Required Holders specifying the relevant representation or warranty and requiring it to be remedied;

(ii)

Pan American shall fail to observe or perform any covenant, condition or agreement contained in this Indenture or in respect of the Rights and such failure shall continue unremedied for a period of thirty (30) days after written notice has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the Holder Committee or any Required Holders specifying such failure and requiring it to be remedied;

(iii)

a court having competent jurisdiction over Pan American entering a decree or order (i) for relief in respect of Pan American following the filing of any petition, application or other proceeding against or in respect of Pan American by or on behalf of a Person (other than Pan American) under any applicable bankruptcy, insolvency or other similar law now or thereafter in effect, or (ii) appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and in case of (i) or (ii), such decree or order remaining unstayed and in effect for a period of thirty (30) consecutive days; or

(iv)

Pan American voluntarily (i) commencing or filing any petition, application or other proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consenting to the entry of an order for relief under any proceeding initiated against or in respect of Pan American by or on behalf of a Person (other than Pan American) under any such law, (iii) consenting to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property, or (iv) making any general assignment for the benefit of its creditors.

(b)

If an Event of Default described in Section 13.1(a)(iii) or Section 13.1(a)(iv) above occurs, then the Rights in aggregate will thereafter automatically be converted into and represent an unsecured claim for indebtedness against Minera San Rafael in an amount of $208,000,000 in cash plus any additional amount determined to be due and payable to Holders by Pan American pursuant to any arbitration under Section 6.2 in lieu of delivery of Pan American Shares, regardless of the satisfaction of the Payment Condition (for greater certainty, such unsecured claim shall rank pari passu with other unsecured claims of Minera San Rafael) and the Rights shall no longer entitle Holders to Pan American Shares in any circumstance.

(c)

If an Event of Default described in Section 13.1(a) occurs and is continuing, then either the Rights Agent by notice to Pan American or the Rights Agent upon the written request of Required Holders by notice to Pan American and to the Rights Agent, shall bring the matter to binding arbitration in accordance with Section 6.2 to protect the rights of the Holders, including to obtain payment for any amounts then due and payable, which amounts shall bear interest at the Default Rate from the date of the occurrence of the applicable Event of Default until payment is made to the Rights Agent.

(d)

The foregoing provisions are subject to the condition that if, at any time after the Rights Agent shall have delivered a notice of arbitration, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, Pan American shall pay or shall deposit with the Rights Agent a sum sufficient to pay all such amounts which shall have become due and payable (with interest upon such overdue amount at the Default Rate to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all other reasonable out-of-pocket expenses and liabilities incurred and all advances made, by the Rights Agent, and if any and all Events of Default under this Indenture shall have been cured, waived or otherwise remedied as provided in this Indenture, then and in every such case the Required Holders, by written notice to Pan American and to the Rights Agent, may waive all Events of Default with respect to the Rights, but no such wavier or rescission and annulment will extend to or will affect any subsequent Event of Default or shall impair any right consequent thereof.

(e)

Pan American shall provide the Rights Agent with written notice of the occurrence of any Event of Default under this Indenture within three (3) Business Days of Pan American becoming aware of any such Event of Default.

ARTICLE 14
CHANGE OF CONTROL

14.1	Change of Control

If, at any time prior to three Business Days after the date of delivery of the Achievement Certificate, (i) Pan American enters into a definitive agreement with any third party which would result in a Change of Control, or (ii) Pan American Shares are taken up pursuant to an unsolicited Take-Over Bid, the CVR Payment Amount shall become immediately due and payable whether or not the Payment Condition has been met, and the CVR Payment Amount shall be paid in accordance with the payment procedures and payment mechanism set out in Article 3 as if the Payment Condition had been duly satisfied upon the Change of Control, or upon the take-up of Pan American Shares in the case of an unsolicited Take-Over Bid.

ARTICLE 15
GENERAL PROVISIONS

15.1	Execution

This Indenture may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication producing a printed copy, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

15.2	Formal Date

This Indenture may be referred to as bearing the formal date [•], 2019 irrespective of the actual date of execution hereof.

15.3	Satisfaction and Discharge of Indenture

Upon the Termination Date, this Indenture shall cease to be of any force and effect and the Rights Agent, on demand of and at the cost and expense of Pan American and upon delivery to the Rights Agent of a certificate of Pan American stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute instruments as requested by Pan American acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Rights Agent by Pan American hereunder shall remain in full force and effect and survive the termination of this Indenture.

15.4	Provisions of Indenture and Rights for the Sole Benefit of Parties and Holders

Nothing in this Indenture or in the Rights Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

15.5	Withholding

Each of Pan American and the Rights Agent shall be entitled to deduct and withhold from any amounts or property to be issued, paid, assigned or conveyed hereunder, such amounts as Pan American or the Rights Agent, as the case may be, is required to deduct and withhold with respect to such payment or transfer under the Income Tax Act (Canada) or any provision of federal, provincial, state, local or foreign tax law (including, for the avoidance of doubt, U.S. federal income tax law if applicable). Pan American or the Rights Agent, as applicable, may sell or otherwise dispose of such Pan American Shares otherwise payable to a Holder hereunder as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements. In lieu of withholding such amounts Pan American and the Rights Agent shall be entitled to otherwise recover or to require a Holder to provide for such applicable taxes. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Holder, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

[The remainder of this page is intentionally blank; signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

PAN AMERICAN SILVER CORP.

By:
Name:
Title:

MINERAL SAN RAFAEL S.A.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE “A”
FORM OF RIGHTS CERTIFICATE
(see attached)

THIS IS SCHEDULE “A” to the Rights Indenture made as of [•], 2019 between PAN AMERICAN SILVER CORP., MINERA SAN RAFAEL S.A. and COMPUTERSHARE TRUST COMPANY OF CANADA, as Rights Agent.

RIGHTS CERTIFICATE

PAN AMERICAN SILVER CORP. (a corporation existing under the laws of
British Columbia)
(“Pan American”)

RIGHTS CERTIFICATE NO. _______________

_____________________ RIGHTS, each entitling the holder to acquire the CVR Payment Amount.

THIS IS TO CERTIFY THAT ______________________________________________________________________________________

(the “holder”) is the registered holder of the number specified above of rights (“Rights”), each Right entitling the holder to receive Common shares of Pan American all on the terms and conditions set out in a rights indenture (the “Rights Indenture”) between Pan American, Minera San Rafael S.A. and Computershare Trust Company of Canada dated [•], 2019.

The Rights represented by this certificate are issued under and pursuant to the Rights Indenture. Reference is made to the Rights Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Rights and the terms and conditions upon which the Rights are, or are to be, issued and held, with the same effect as if the provisions of the Rights Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the holder assents to all provisions of the Rights Indenture. In the event of a conflict between the provisions of this Rights Certificate and the Rights Indenture, the provisions of the Rights Indenture shall govern. Capitalized terms used in the Rights Indenture have the meaning herein as therein, unless otherwise defined.

The registered holder of this Rights Certificate may, at any time prior to the close of business on the last Business Day immediately preceding the earlier of the Payment Date and the Termination Date, upon surrender hereof to the Rights Agent at its offices in the city of Vancouver, British Columbia, exchange this Rights Certificate for other Rights Certificates entitling the holder to acquire, in the aggregate, the same CVR Payment Amount as may be acquired under this Rights Certificate.

The holding of the Rights evidenced by this Rights Certificate shall not constitute the holder hereof a shareholder of Pan American or entitle the holder to any right or interest in respect thereof except as expressly provided in the Rights Indenture and in this Rights Certificate.

The Rights Indenture provides that all holders of Rights shall be bound by any resolution passed at a meeting of the holders held in accordance with the provisions of the Rights Indenture and resolutions signed by the holders of Rights.

A-1

The Rights evidenced by this Rights Certificate may only be transferred in accordance with the terms of the Rights Indenture and upon compliance with such reasonable requirements as the Rights Agent may prescribe.

This Rights Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Rights Agent.

Time shall be of the essence hereof.

IN WITNESS WHEREOF Pan American has caused this Rights Certificate to be signed by its duly authorized officer as of [•], 2019.

PAN AMERICAN SILVER CORP.

Per:
(Authorized Signatory)

Certified by:

COMPUTERSHARE TRUST
COMPANY OF CANADA

Rights Agent

Per:
(Authorized Signatory)

A-2

SCHEDULE “B”
TRANSFER FORM
(see attached)

THIS IS SCHEDULE “B” to the Rights Indenture made as of [•], 2019 between PAN AMERICAN SILVER CORP., MINERA SAN RAFAEL S.A. and COMPUTERSHARE TRUST COMPANY OF CANADA, as Rights Agent.

TRANSFER FORM

ANY TRANSFER OF RIGHTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	Pan American Silver Corp.
c/o Computershare Trust Company of Canada
[•]

Attention: Manager, Corporate Trust

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

(name)

(address)

________________________ of the Rights registered in the name of the undersigned represented by the within Right certificate and hereby appoints _____________________ as its attorney with full power of substitution to transfer the said Rights on the appropriate register of the Right and the Rights Agent.

DATED this ____ day of __________________, 20___.

Signature Guaranteed	Name of Holder

Name of Authorized Representative	Signature of Holder or Authorized Representative

Title or Capacity of Authorized Representative	Signature of Holder or Authorized Representative

B-1

Instructions:

The signature of the Holder must be the signature of the registered holder appearing on the face of this Right Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Right certificate must be accompanied by evidence of authority to sign satisfactory to the Rights Agent and the Corporation, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule 1 Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Rights Agent. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from treasury branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

B-2

SCHEDULE “C”
FORM OF INDEMNITY AGREEMENT
(see attached)

INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT effective as of the • day of •, •.
BETWEEN:

PAN AMERICAN SILVER, a company incorporated under the laws of British Columbia, having an office at 1500 - 625 Howe Street Vancouver, British Columbia;

(the “Company”)

AND:

•, having a resident address
at (the “Member”)

WHEREAS:

A.          The Member has been requested to consent to act or to continue to act as a member of the holder committee of the Company (the “Holder Committee”) as established by the rights indenture among the Company, Minera San Rafael S.A. and Computershare Trust Company of Canada dated [•], 2019 (the “Rights Indenture”);

B.          The Member is willing to act or to continue to act on the condition that the Company enter into this Indemnity Agreement.

NOW THEREFORE in consideration of the Member consenting to act, or continuing to act, as member of the Holder Committee and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the Company agrees with the Member as follows:

1.	DEFINITIONS

For the purposes of this Indemnity Agreement:

1.1          “affiliate” has the meaning given in the Business Corporations Act (British Columbia), as it may be amended (the “BCA”);

1.2          “expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a Claim.

2.	INDEMNITY

2.1          General Scope: The Company shall indemnify the Member and the Member’s heirs or other personal or legal representatives (collectively the “Indemnitees” and individually an “Indemnitee”) for all liabilities or obligations imposed upon or incurred by the Indemnitees at law (common or civil), in equity or by, pursuant to or under any statute or regulation and all expenses (“Liability”) in relation to any claim, charge, demand, action or suit whether civil, criminal or administrative and whether made or commenced by the Company, by an affiliate or by any other person (collectively, or individually, a “Claim”) arising out of or in connection with the Holder Committee or the Member’s performance of its obligations under the Rights Indenture, including the reasonable costs and expenses of defending the Holder Committee and the Indemnitiees, against any Claim arising out of or in connection with such performance under the Rights Indenture, PROVIDED THAT the Member shall not be indemnified for such loss that has been determined by a court of competent jurisdiction to have resulted from the Member’s bad faith or wilful misconduct.

2.2          Absolute Liability: Without limiting the generality of paragraph 2.1, the Company shall indemnify the Indemnitees against any Liability in relation to a Claim which is statutorily imposed on the Member, regardless of the Member’s conduct, and whether or not the Member is at fault.

2.3          Actual Payment: The Company shall pay all amounts due to an Indemnitee under this Indemnity Agreement forthwith upon demand by the Indemnitee.

3.	INDEMNITY RESTRICTED

Despite any other provision of this Indemnity Agreement, the Company is not obliged under this Indemnity Agreement to make any payment that is prohibited by applicable law, including, as at the date of this Indemnity Agreement, Section 163 of the BCA, if that provision is applicable, or by court order in force at the date the payment must be made.

4.	ADVANCE EXPENSES

Unless prohibited by applicable law or court order, the Company shall pay, as they are incurred, in advance of the final disposition of a Claim, the expenses actually and reasonably incurred by an Indemnitee in respect of the Claim; PROVIDED THAT the Company shall NOT make such payments unless the Company first receives from the Indemnitee a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by applicable law, the Indemnitee will repay the amounts advanced.

5.	TAXABLE BENEFITS

Any indemnity payment made pursuant to this Indemnity Agreement shall be grossed up by the amount of any tax payable by the Indemnitee pursuant to the Income Tax Act (Canada), as it may be amended, or any other taxation statute or regulation applicable to the Indemnitee in respect of such payment.

6.	ENFORCEMENT COSTS

6.1          Application to Court: If any payment by the Company under this Indemnity Agreement would be prohibited under paragraph 3 unless approved by a court, or if there shall be a disagreement between the Company and any Indemnitee as to whether or not an indemnification under this Indemnity Agreement would be prohibited under paragraph 3 unless approved by the court, the Company, at its own expense and in good faith, will promptly take proceedings to obtain that approval or such other appropriate determination. The Company shall indemnify the Indemnitees for the amount of all costs incurred by any or all of them in obtaining any court approval contemplated by this paragraph 6.1, including without limitation all legal fees and disbursements.

6.2          Independent Counsel: The Indemnitees, or any of them, may each retain their own independent legal counsel for the purpose set out in paragraph 6.1 or for any other purpose in relation to a Claim and the cost of such representation shall be considered a “Liability” to which this Indemnity Agreement applies.

6.3          No Presumption of Wrong Doing: The determination of any Claim, by adjudication, settlement, or otherwise, shall not, of itself, create any presumption for the purposes of this Indemnity Agreement that the Member did not act honestly and in good faith with a view to the best interests of the Company, or, in the case of a criminal or administrative action or proceeding, that the Member did not have reasonable grounds for believing that his conduct was lawful, unless a judgment or order of a court having jurisdiction specifically finds otherwise.

7.	MEMBER CEASING TO ACT

The Member may resign at any time as a member of the Holder Committee. The obligations of the Company hereunder continue after and are not affected in any way by: (a) the Member ceasing to be a member of the Holder Committee whether by resignation, removal, death, incapacity, disqualification under applicable law or otherwise; or (b) the termination of the Rights Indenture.

8.	RE-ELECTION

The obligations of the Company under this Indemnity Agreement continue after and are not affected in any way by the re-election or re-appointment from time to time of the member as a Member of the Holder Committee.

9.	CONTINUING INDEMNITY

9.1          Other Compensation: The obligations of the Company under this Indemnity Agreement are not diminished or in any way affected by:

(a)	Financial Interest: the Member holding from time to time any direct or indirect financial interest in the Company, in an affiliate or in a corporation otherwise related to the Company;

(b)	Salary/Compensation: payment by the Company, by an affiliate, or by any corporation otherwise related to the Company, to the Member of member’s fees or any salary, wages or other compensation;

(c)

Interested Contracts: payment by the Company, by an affiliate, or by any corporation otherwise related to the Company, to the Member or to any firm of which the Member is a partner, associate or employee, of any fees for services rendered;

(d)	Member Insurance: any members’ liability insurance placed by or for the benefit of the Member by the Member, the Company, an affiliate or any entity related to any of them; or

(e)

Other Indemnities: payment to the Member by any shareholder of the Company, an affiliate or any corporation otherwise related to the Company, or by any other person pursuant to any other contract of indemnity.

9.2          Non Compliance with Constating Documents: Subject to paragraph 3, the obligations of the Company under this Indemnity Agreement are not diminished, or in any way affected by the Member’s failure to comply with the provisions of the BCA, or of the memorandum, articles or notice of articles of the Company.

9.3          Non Waiver: No waiver by the Member of any default or breach of any of the terms, covenants, conditions, or obligations of this Indemnity Agreement shall constitute a waiver by the Member of any prior, concurrent, or subsequent default or breach of the same, or any other term, covenant, condition, or obligation of the Company.

10.	REPORTING

10.1          Material Developments: The Company shall report promptly and regularly to the Member any material adverse change in the financial condition, business or property of the Company or any entity related to it and any event or circumstance known to the Company that may result, directly or indirectly, in any liability or obligation being imposed upon any Indemnitee.

10.2          Member Cooperation: The Member agrees to give notice to the Company within five business days of being served with any statement of claim, writ, notice of motion, indictment, or other documents commencing or continuing any Claim against the Member. The Member agrees to give the Company such information and cooperation as the Company may reasonably require from time to time in respect of all matters contemplated by this Indemnity Agreement.

10.3          Company Cooperation: The Company agrees to notify the Member in writing within five business days of being served with any statement of claim, writ, notice of motion, indictment, or other document commencing or continuing any Claim against the Member. The Company agrees to give the Member such information and cooperation as the Member may reasonably require from time to time in respect of all matters under this Indemnity Agreement.

11.	LAW AND JURISDICTION

This Indemnity Agreement is governed by British Columbia law. The Company and the Member attorn irrevocably and unconditionally to the jurisdiction of the courts of British Columbia in respect of any action or proceeding commenced by an Indemnitee or the Company in respect of this Indemnity Agreement.

12.	ENUREMENT

This Indemnity Agreement enures to the benefit of the Member and the Member’s heirs, executors, administrators and personal representatives. This Indemnity Agreement is binding upon the Company and its successors and assigns.

IN WITNESS WHEREOF this Indemnity Agreement has been executed by the Company and the Member as of the date first above written.

PAN AMERICAN SILVER CORP.

By:
Authorized Signatory

MEMBER